Confidential submission No. 2.

As confidentially submitted with the Securities and Exchange Commission on November 26, 2019

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mavenir Private Holdings II Ltd.

to be reorganized as described herein to a public limited company named

Mavenir plc

(Exact name of registrant as specified in its charter)

England and Wales	363	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1700 International Pkwy, Suite 200

Richardson, Texas 75081

(469) 916-4393

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Pardeep Kohli

President and Chief Executive Officer

Mavenir Private Holdings II Ltd.

1700 International Pkwy, Suite 200

Richardson, Texas 75081

(469) 916-4393

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Samir A. Gandhi, Esq. Robert A. Ryan, Esq. Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 839-5900 Facsimile: (212) 839-5599	Charles Gilbert, Esq. Executive Vice President, Chief Legal Officer and Secretary Mavenir Private Holdings II Ltd. 1700 International Pkwy, Suite 200 Richardson, Texas 75081 Telephone: (469) 916-4393	Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 Telephone: (650) 470-4500 Facsimile: (650) 470-4570

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by checkmark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Class A ordinary shares, par value $0.001 per share	$	$

(1)	Includes additional Class A ordinary shares that the underwriters have an option to purchase. See “Underwriting.”
(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Mavenir Private Holdings II Ltd., the registrant whose name appears on the cover of this registration statement, is a private company incorporated under the laws of England and Wales. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. This reorganization is referred to throughout the prospectus included in this registration statement as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc, having the rights related to Class B ordinary shares as set forth in the prospectus included in this registration statement. Except as disclosed in the prospectus included in this registration statement, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this registration statement are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We are only offering the Class A ordinary shares of Mavenir plc through the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated

PRELIMINARY PROSPECTUS

Class A Ordinary Shares

Mavenir plc

Class A Ordinary Shares

This is our initial public offering. We are offering                Class A ordinary shares. No public market currently exists for our Class A ordinary shares.

We intend to list our Class A ordinary shares on the NASDAQ Global Market (the “NASDAQ”) under the symbol “MVNR.”

We anticipate that the initial public offering price will be between $         and                 per Class A ordinary share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and under applicable Securities and Exchange Commission (“SEC”) rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Following the completion of this offering, we will have two classes of authorized ordinary shares. Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the Company. However, the holders of our Class A ordinary shares offered hereby will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share. As further described in this prospectus, immediately following this offering an affiliated entity of Siris Capital Group, LLC will hold all of our issued and outstanding Class B ordinary shares and will have the right pursuant to our Articles of Association to convert its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, subject to certain customary adjustments.

After giving effect to this offering, an affiliated entity of Siris Capital Group, LLC will continue to be our controlling shareholder and own approximately                Class B ordinary shares, representing     % of the combined voting power of our outstanding ordinary shares after this offering (approximately     % of the combined voting power of our outstanding ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares). As a result of this ownership, so long as our controlling shareholder owns a majority of the combined voting power of our outstanding ordinary shares, it will be able to control any action requiring the general approval of our shareholders, including the election and removal of directors, any amendments to our Articles of Association and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ. See “Management—Controlled Company.”

Investing in our Class A ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” for a detailed description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                 Class A ordinary shares, the underwriters have the option to purchase up to an additional                Class A ordinary shares from us, as described in “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares on or about                , 2019.

Book-Running Managers

Goldman Sachs & Co. LLC	J.P. Morgan	BofA Securities

Barclays	Guggenheim Securities	Macquarie Capital

Prospectus dated                 , 2019

ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise indicates, any reference to “Mavenir,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Reorganization (as defined herein), to Mavenir Private Holdings II Ltd., together with its consolidated subsidiaries, and after the Corporate Reorganization, to Mavenir plc, the issuer of the Class A ordinary shares offered hereby, together with its consolidated subsidiaries.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor any of the underwriters has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the Class A ordinary shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the Class A ordinary shares in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States.

Unless otherwise indicated, all references in this prospectus to the number and percentages of Class A ordinary shares outstanding following the completion of this offering:

•	reflects the initial public offering price of $ per Class A ordinary share, which is the midpoint of the price range set forth on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase up to an additional Class A ordinary shares from us; and

•	gives effect to the completion of the Corporate Reorganization described below under “Financial Statements and Basis of Presentation—Predecessor Entity and Corporate Reorganization.”

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GLOSSARY

As used in this prospectus, unless the context otherwise requires:

•	“3GPP” means 3rd Generation Partnership Project, a key industry standards development organization.

•

“Cloud PBX” means a private branch exchange deployed in the public or private cloud. A private branch exchange is a telephone system within an enterprise that switches calls between the enterprise users on local lines while allowing all users to share a certain number of phone lines of the traditional telephone network.

•

“Core network” is a telecommunication network subsystem, which offers numerous services to the customers who are interconnected by the access network. Its key function is to connect voice and data calls and also to direct telephone calls over to other networks (including traditional telephone networks). It is normally deployed in a few central sites, as compared to a multitude of sites for radio access.

•	“Controlling shareholder” means Mavenir Private Holdings I Ltd., an affiliate of Siris Capital.

•

“Corporate Reorganization” refers to the transactions, immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, whereby Mavenir plc, a public limited company under the laws of England and Wales, will be formed and the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc. For more information concerning the Corporate Reorganization, see “Corporate Reorganization.”

•	“COTS” means commercial off-the-shelf, which are software or hardware products that are ready-made and available for sale to the general public and to be used as they are.

•

“EPC” means evolved packet core, which is a framework for providing converged voice and data services on a 4G Long-Term Evolution (LTE) network. EPC unifies voice and data on an Internet Protocol (IP) service architecture, where voice is treated simply as another data application.

•

“IMS” means IP multimedia subsystem, which is a 3GPP standards-based architecture for enabling the delivery of multimedia services such as voice calls, video, messaging and file sharing over a data packet network. IMS includes all the communication protocols enabling mobile subscribers to connect to a network.

•	“MEC” means multi-access edge computing, which moves the computing of traffic and services from a centralized cloud to the edge of the network and thus closer to the subscriber.

•	“Mobile network” means a telecommunication system that provides mobility services to mobile users, and is normally comprised of a core network and one or more RANs.

•	“MSI” refers to Mavenir Systems, Inc. our wholly owned subsidiary.

•

“NFV” means network functions virtualization, a network architecture concept that uses the technologies of IT virtualization with some variations to virtualize entire classes of network node functions into building blocks that may connect, or chain together, to create communication services. The solution virtualizes hardware resources through a software layer.

•	“OpenRAN” means open radio access network, an initiative to define and build RAN solutions based on a general purpose vendor-neutral hardware and software-defined technology.

•	“Parent Members” means, collectively, the holders of units in Sierra Private Investments, L.P.

•	“RAN” means radio access network, a subsystem of a mobile telecommunication system, which implements a radio access technology.

•

“RBM” means RCS business messaging. RBM is the evolution of mobile messaging increasing and improving the ways in which people and businesses communicate. It provides brands with the opportunity to increase their engagement with customers by making use of business messaging using chatbots and artificial intelligence.

•

“RCS” means rich communication services, a communication protocol between mobile telephone providers and between phone and carrier, aiming at replacing SMS messages with a message system that is richer, provides phonebook presence and profiling and can transmit in-call multimedia. This protocol was defined by 3GPP and utilizes the IMS system connectivity.

•	“Siris Capital” refers to Siris Capital Group, LLC, our sponsor.

•

“TCO” means total cost of ownership and refers to the total cost of owning a network, including not only the capital expenditure to build the infrastructures, but also all the operational expenses to run, operate and maintain them.

•	“VoLTE” means Voice over LTE, a technology which allows voice call service over the LTE data network via the IMS Subsystem.

•

“VoWiFi” means Voice over WiFi, a complementary technology to VoLTE that utilizes IMS technology to provide a packet voice service delivered over IP via a Wi-Fi network. Where possible, VoLTE calls may be seamlessly transferred between LTE and Wi-Fi. MNOs are using VoWiFi to offload voice traffic from the mobile network in case of congestion and also to improve coverage where mobile network signal is weak (typically indoors).

•	“vRAN” means virtualized Radio Access Network, a cloud-based virtualized Radio Access Network application.

FINANCIAL STATEMENTS AND BASIS OF PRESENTATION

Historical Financial Statements

This prospectus includes Mavenir’s audited consolidated financial statements for the fiscal years ended January 31, 2019 (“fiscal 2018”) and January 31, 2018 (“fiscal 2017”). Mavenir’s historical financial information presented in this prospectus has been derived from such financial statements.

Fiscal Period

We operate on a fiscal year ending January 31 of each year.

Our functional currency is the United States dollar (“USD”) and our consolidated financial statements are presented in United States dollars. The functional currency is the currency of the primary economic environment in which an entity’s operations are conducted. We translate the financial statements of certain of our non-U.S. subsidiaries into the functional currency using exchange rates in effect on the balance sheet date for assets and liabilities and average exchange rates for the period for statement of operations accounts, with the difference recognized in accumulated other comprehensive income.

The following exchange rates were used to translate our consolidated financial statements and other financial and operational data shown in constant currency:

	January 31, 2019	January 31, 2018
Indian rupees (INR)	$0.014075	$0.015695
Israeli shekels (NIS)	$0.27538	$0.29266
British pounds (GBP)	$1.3099	$1.425

	Average for the Fiscal Year Ended
	January 31, 2019	January 31, 2018
Indian rupees (INR)	$0.014527	$0.015457
Israeli shekels (NIS)	$0.276613	$0.280712
British pounds (GBP)	$1.327649	$1.300474

Predecessor Entity and Corporate Reorganization

Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Mavenir Private Holdings II Ltd., together with its consolidated subsidiaries, and do not give effect to the Corporate Reorganization. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. We do not expect the reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics. This reorganization is referred to throughout the prospectus as the “Corporate Reorganization.”

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate. We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of England and Wales. Certain of the officers named herein reside outside the United States and a significant portion of the assets of the Company and all or a significant portion of the assets of such officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A ordinary shares. You should read this entire prospectus carefully, including the matters discussed in the sections entitled “Risk Factors” beginning on page 15, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 60, and the consolidated financial statements and notes thereto and other financial information included in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Mavenir,” “our Company,” “the Company,” “us,” “we” and “our” refers, prior to the Corporate Reorganization discussed herein, to Mavenir Private Holdings II Ltd. and its consolidated subsidiaries, and after the Corporate Reorganization, to Mavenir plc, the issuer of the Class A ordinary shares being offered hereby, together with its consolidated subsidiaries.

Overview

We are a leading provider of end-to-end, cloud-native software solutions that enable Mobile Network Operators (“MNOs”) to deliver mobile network services to consumers and enterprises. We are at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable our customers to transform their networks to become more agile, flexible and scalable while reducing their total cost of ownership (“TCO”). Our software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help our customers unlock new revenue opportunities.

Growing demands for bandwidth and new use cases in evolving mobile broadband technologies, including 5G, make it critical for MNOs to move away from traditional, proprietary mobile network infrastructures and adapt to a more agile web-scale model.

Our software solutions enable MNOs to operate their networks in a more flexible and cost-effective way by leveraging open interfaces, automating network services and running on commercial off-the-shelf (“COTS”) hardware with a layer that virtualizes hardware resources (referred to as Network Function Virtualization (“NFV”)). This “web-scale” approach permits individual services to be independently developed, operated and upgraded with continuous development capabilities without impacting other network functions. It also eliminates the need for more expensive proprietary configuration or dedicated type of hardware, allowing COTS hardware computing resources to be pooled across various network functions. As a result, our customers are able to more quickly deploy and scale services in a cost-efficient manner.

Our customer base consists of over 250 MNOs, who serve over 3 billion subscribers across more than 120 countries. This base includes 17 of the 20 largest MNOs, including the “big four” U.S. MNOs. Importantly, we have created long-term relationships, with more than 50% of our customer base having been customers for 11 or more years.

Our end-to-end, cloud-native software solutions address a wide range of our customers’ needs:

•

Core Solutions.    Software applications that enable MNOs to deliver mobile network services that a typical mobile subscriber uses every day, including data connection, voice calling, rich multimedia messaging and voicemail.

•	Access & Edge Solutions. Software applications, such as vRAN, that enable edge services and allow mobile subscribers to connect to a network to access its services.

•

Advanced Solutions.    Complementary software applications that enhance our Core Solutions by improving mobile network security and unlocking new revenue opportunities such as mobile-native unified communications and collaboration (“UCC”).

The key benefits of our solutions include:

•

Agile, Flexible and Scalable End-to-End Platform.    Our end-to-end, cloud-native software solutions and web-scale approach enable our customers to deliver mobile network services across the mobile network stack in a highly flexible manner that allows them to quickly and cost-efficiently deploy services and scale capacity.

•

Ability to Unlock New Revenue Opportunities.    Our solutions significantly enhance the subscriber experience and build loyalty for MNOs. Our web-scale model permits new in-demand services to be quickly deployed and ensures continuity of services in a secured environment. Additionally, our Advanced Solutions provide non-traditional MNO revenue opportunities, such as mobile-native UCC.

•

Lower Total Cost of Ownership.    Our web-scale approach allows MNOs to eliminate the need for higher-priced traditional, proprietary infrastructure by enabling them to build their mobile network infrastructure using COTS hardware. Capital expenditures can be further reduced by allowing computing resources to be pooled across network functions. In addition, the flexibility of our solutions reduces operating expenses by allowing MNOs to more efficiently deploy, scale and maintain services.

•

Network Interoperability Creating Seamless Path to 5G.    Because our solutions are interoperable across network generations, we enable MNOs to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G.

Our revenues for fiscal 2018 were $393.1 million representing growth of 8.8% over fiscal 2017. Revenues from our products increased by 15.8% for fiscal 2018 to $287.9 million from $248.6 million in fiscal 2017. We had net losses of $97.2 million in fiscal 2018 and $173.2 million in fiscal 2017. Our Adjusted EBITDA was $97.4 million and $24.4 million in fiscal 2018 and fiscal 2017, respectively. Adjusted EBITDA is a non-GAAP financial measure and for a discussion of this measure and a reconciliation of GAAP net income (loss) to Adjusted EBITDA, please refer to “—Non-GAAP Financial Measures” included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Industry Background

The mobile network infrastructure industry is undergoing a massive transition to a web-scale model. According to IHS Markit, the total MNO NFV market for purchases of hardware, software and services will grow from $12.8 billion in 2017 to over $37.5 billion in 2022. NFV software revenue is expected to grow from $5.3 billion in 2017 to $16.2 billion in 2022, representing about $5 of spend for every $1 of spend on hardware.

5G network technology is a significant driver of the growth in the mobile network infrastructure industry. IDC expects the total 5G network infrastructure market to grow from $528 million in 2018 to $26 billion in 2022.

We believe MNOs are facing several significant challenges today, including:

•

Strains on Existing Network Resources.    MNOs are confronted with increasing data and bandwidth demands from their subscribers and new use cases such as the Internet of Things (“IoT”). This trend is pressuring MNO margins as they need to continue investing into their networks to optimize scarce spectrum resources to address increasing capacity constraints. As a result, cost-efficient deployment and operation of network infrastructure is critical.

•

Commoditization of MNO Services.    With the commoditization of standard voice and messaging services, our customers must innovate to introduce new, enhanced services to drive revenue growth. As a result, the flexibility to quickly deploy and scale new services is paramount.

•

Challenges for Deployment of 5G Networks.    We believe meeting the performance requirements of 5G with traditional, proprietary hardware-driven approaches to mobile network infrastructure would be prohibitively expensive.

With NFV, MNOs gain the ability to run network application software on any hardware due to the virtual layer that NFV provides between software and hardware. Coupled with open interfaces, NFV allows software to be installed and run on large-scale deployments of more cost-efficient COTS hardware, which pools computing resources across various network functions to further reduce costs. This architecture also enables a web-scale architecture that provides significantly increased flexibility by allowing MNOs to run their networks with continuous development, increased agility and real-time deployment capabilities. As a result, MNOs are beginning to build out the next generation of infrastructure with virtualized, open networks.

Historically, MNOs have primarily relied on traditional, proprietary infrastructure from a small number of large mobile network equipment vendors. These vendors are encumbered by a large installed base of proprietary hardware-centric solutions and traditional business models. They continue to offer rigid solutions that result in costly deployments and inefficient uses of network resources. In addition to these large vendors, there are a number of point-solution providers, but they lack the breadth of product offerings to be able to support a web-scale approach across the network stack for complex and large deployments.

The introduction of NFV has allowed for software-centric players to effectively compete. The gap between the quickly evolving needs of MNOs and the offerings from traditional mobile network equipment vendors and point-solution providers has given rise to a fundamental change in the industry landscape. We are well positioned to continue to lead that change.

Our Solutions

Our Core Solutions enable MNOs to operate mission critical mobile network services that a typical mobile subscriber or enterprise user employs every day. We offer Access & Edge Solutions that enable other edge services that allow mobile subscribers to connect to a network to access its services. We enhance our Core Solutions with our Advanced Solutions which enable MNOs to improve mobile network security and unlock new revenue opportunities.

Core Solutions:    We provide software applications that enable MNOs to deliver mobile network services to their subscribers:

•	Voice: Solutions, including Voice over LTE (“VoLTE”), Voice over WiFi (“VoWiFi”) and voicemail.

•	Multimedia: Solutions, including Rich Communication Services (“RCS”), for next-generation messaging and video.

•	IMS and Connectivity Control: Solutions fundamental to all communications services, enabling our Core Solutions and Advanced Solutions across mobile networks.

•	Evolved Packet Core (“EPC”): Solutions that enable the cost-effective transfer of data packets across mobile networks.

Access & Edge Solutions:    We provide software applications, such as virtualized Radio Access Network (“vRAN”) that enable edge services that allow mobile subscribers to connect to a network to access its services.

•	Virtualized RAN: A solution that allows mobile subscribers to connect to a network to access services.

•

Multi-access Edge Computing (“MEC”):    Solutions that allow for connectivity and data processing to occur at the edge of MNO networks to more closely locate processing tasks to subscribers, thereby reducing latency and cost.

•	Private Networks: A solution that offers a secure wireless network to enterprise customers, built on top of vRAN.

Advanced Solutions:    We provide complementary software applications that enhance our Core Solutions to improve mobile network security and unlock new revenue opportunities by providing additional services to consumers and enterprise users.

•

Unified Communications and Collaboration:    A mobile-native enterprise solution that allows businesses to enhance their communication with a full suite of voice, video, messaging and enterprise collaboration, including cloud private branch exchange (“cloud PBX”) and device-agnostic online meetings. Our solution employs fast, frictionless provisioning.

•

Rich Business Messaging (“RBM”):    Solutions that provide businesses with the opportunity to directly, and contextually, engage with customers by making use of business messaging that leverages RCS, including the use of chatbots and conversational artificial intelligence.

•	Multi-ID: A solution that allows users to send and receive voice, video and messaging using multiple numbers on one or more devices across a single account.

•	Monetization: A solution that provides consumer brands the opportunity to sponsor data traffic on the MNOs’ networks.

Competitive Strengths

We believe that we have a number of competitive advantages that differentiate us from traditional mobile network equipment and point-solution vendors. Our competitive strengths include:

•	Cloud-Native Software and Web-Scale Approach Increasing Flexibility and Lowering TCO. Our end-to-end, cloud-native software solutions and web-scale approach offer mobile network services to our customers across the network stack in a highly modular manner. This allows our customers to quickly and efficiently deploy and scale new services while reducing overall network costs.

•

Strong Competitive Position in NFV Market.    We are competitive in the NFV market and support a large fully-virtualized and open network. NFV is a key component of enabling the web-scale model that significantly increases flexibility while reducing TCO. We have a first-mover advantage in providing virtualized end-to-end solutions in this space.

•

End to End Portfolio for Existing and Future Mobile Broadband Technologies.    We provide a full suite of software products covering MNOs mobile network needs, including Core Solutions, Access & Edge Solutions and Advanced Solutions. Our customers benefit from an ability to purchase fully integrated solutions and our expertise across all areas of an MNO’s network operations. This lowers deployment and ongoing operating costs while allowing for better integration with other network infrastructure components and migration across mobile generations (e.g., from 3G to 4G to 5G).

•

Depth of Longstanding, Global Customer Relationships and Technical Integration with Networks.    Our installed base is comprised of over 250 MNOs, including 17 of the 20 largest MNOs across more than 120 countries and six continents, including the “big four” U.S. MNOs. We have a proven history of fostering long, deeply-embedded relationships with our customers, with more than 50% of our customer base having been customers for 11 or more years. By cultivating these strong working relationships with leading MNOs, we have deeply integrated our solutions within their networks and have become a mission-critical component of their long-term network strategy.

•

Culture of Innovation.    We pride ourselves on our focus on innovation, with approximately 60% of our employees working in a research and development capacity and as of August 31, 2019, a portfolio of 579 patents. We have been recognized as innovators in the mobile network industry and have been at the forefront of disruption.

Our Growth Strategy

The key elements of our growth strategy are:

•

Expand Within Our Existing Customer Base.    We plan to continue pursuing opportunities within our global customer base. As our customers add more subscribers, they expand the capacity they contract from us. In addition, our customers tend to purchase more of our offerings as they experience the benefits of our cloud-native software solutions and web-scale approach. We believe that as MNOs transition to more advanced mobile broadband technologies (e.g., from 3G to 4G and 5G), the demand for our software solutions will grow.

•	Capitalize on Market Shifts. We plan to take advantage of the following market shifts:

•

5G Adoption.    Upcoming rebuilds of, and new investments in, network infrastructure will provide access to a new and growing market in which we are well positioned with our Core Solutions and Access & Edge Solutions product portfolios.

•

NFV (including vRAN).    We expect the industry to continue to transition to our virtualized solutions, including vRAN, which provide MNOs a more flexible, and cost-efficient alternative to conventional network infrastructure.

•	Attract New Customers. MNOs are adjusting to commoditizing services and exponentially growing data requirements by rapidly virtualizing their networks to increase flexibility and reduce TCO. This shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our approach allows for greater agility, flexibility and scalability while reducing TCO, all of which we expect will help us attract new customers.

•

Expand Reach by Selling our Software Solutions via New Channels and Consumption Models.    We are scaling our sales efforts through additional distribution channels, which we expect to include Value Added Resellers, System Integrators and web-scale Internet Providers. In addition, we are introducing new consumption-based models, such as Software-as-a-Service and Platform-as-a-Service.

Summary Risks Associated with Our Business

An investment in our Class A ordinary shares involves numerous risks described in “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making a decision to invest in our Class A ordinary shares. Key risks include, but are not limited to, the following:

•

our dependence on a limited number of major customers for a substantial portion of our revenue and the loss of, or a significant shortfall in orders from, these key customers could significantly reduce our revenue;

•	that we have incurred net losses and may not be able to achieve or sustain profitability;

•	that we are party to significant litigation;

•	our new product offerings may not be widely adopted by our customers;

•	that we face significant competition, including from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	reduced disclosure requirements related to our status as an emerging growth company;

•	our status as a controlled company;

•	conflicts of interest between our controlling shareholder and other holders of our Class A ordinary shares; and

•	the other factors discussed under “Risk Factors” beginning on page 15.

Our History

One of our subsidiaries, Mavenir Systems, Inc., conducted an initial public offering in 2013 and was separately registered under the Securities and Exchange Act of 1934 (the “Exchange Act”) until the time of its acquisition by Mitel Networks Corporation and integration into Mitel Mobility, Inc. (“Mitel Mobile”) in 2015. Mitel Mobile was subsequently acquired by Xura, Inc. (“Xura”), also a registrant under the Exchange Act, the predecessor to our current business, as part of a series of acquisitions and other strategic transactions in 2016 and 2017. As detailed in “Management” in this prospectus, several of our officers and directors served in prior roles with Mavenir Systems, Inc. and/or one or more of the entities involved in these acquisitions and strategic transactions.

The Sponsor

Siris Capital is a leading private equity firm that invests primarily in technology companies with mission-critical products and services. Siris Capital’s development of proprietary research to identify opportunities and its extensive collaboration with its Executive Partners are integral to its approach. Siris Capital’s Executive Partners are experienced senior operating executives that actively participate in key aspects of the transaction lifecycle to help identify opportunities and drive strategic and operational value. Siris Capital is based in New York and Silicon Valley and has raised nearly $6 billion in cumulative capital commitments.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to: (1) presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; (3) having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved; and (4) not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.

Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company” and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our Class A ordinary shares, and the price of our Class A ordinary shares may be more volatile. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” until the earliest to occur of:

•	the last day of the year following the fifth anniversary of this offering;

•	the last day of the first year in which our annual gross revenues exceed an amount specified by regulation (currently $1.07 billion);

•

the day we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the last business day of the second quarter of such year; and

•	the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

Our Organizational Structure

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. We refer to this reorganization throughout this prospectus as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd., which is an affiliate of our sponsor, Siris Capital will become the initial holder of Class B ordinary shares of Mavenir plc having the rights related to Class B ordinary shares as set forth in this prospectus. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other historical financial information included in this prospectus are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We do not expect the Corporate Reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A ordinary shares in this offering—is a public limited company rather than a private company. For further information regarding the Corporate Reorganization, see “Corporate Reorganization.” References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Corporate Reorganization relate to the capitalization and equity of Mavenir Private Holdings II Ltd., and after the Corporate Reorganization, to the capitalization and equity of Mavenir plc.

The following chart summarizes our organizational structure and equity ownership (assuming no exercise of the underwriters’ option to purchase an additional                Class A ordinary shares) following the Corporate Reorganization and the consummation of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds.” This chart is provided for illustrative purposes only and does not show all of our legal entities or all obligations of such entities. See “—The Offering” for more information regarding our Class A ordinary shares offered hereby.

Corporate Information

Mavenir Private Holdings II Ltd. is a private company incorporated under the laws of England and Wales. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. See “—Corporate Reorganization,” “—Our Organizational Structure” and “Corporate Reorganization,” elsewhere in this prospectus.

Our principal executive offices are located at 1700 International Pkwy, Suite 200, Richardson, Texas 75081, and our telephone number is (469) 916-4393. Our Internet website address is www.mavenir.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

The Offering

Class A Ordinary Shares Offered By Us

Class A ordinary shares (                 Class A ordinary shares if the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares from us).

Underwriters’ Option to Purchase Additional Class A Ordinary Shares

We have granted the underwriters a 30-day option to purchase up to             Class A additional ordinary shares at the initial public offering price less the underwriting discount.

Offering Price

$        per share of Class A ordinary shares, which is the mid-point of the price range set forth on the cover page of this prospectus.

Class A Ordinary Shares to be Outstanding After this Offering

Class A ordinary shares (                 Class A ordinary shares if the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares) or                 Class A ordinary shares if each outstanding Class B ordinary share was converted into one Class A ordinary share (as permitted by our Articles of Association).

Class B Ordinary Shares to be Outstanding After this Offering

Class B ordinary shares.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional Class A ordinary shares from us, we estimate the net proceeds to us will be approximately $        million.

We intend to use the net proceeds from this offering to repay $        million of certain outstanding indebtedness and for general corporate purposes. For additional information, see “Use of Proceeds.”

Listing

We intend to list our Class A ordinary shares on the NASDAQ under the symbol “MVNR.”

Voting and Related Rights

Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the Company. However, upon the consummation of this offering, the holders of our Class A ordinary shares will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share. Pursuant to our Articles of Association, each holder of our Class B ordinary shares shall have the right to convert its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, subject to certain customary adjustments.

Upon consummation of this offering, our board of directors will consist of 11 directors. Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

•

in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

In addition, under our Articles of Association, affiliates of Siris Capital may designate directors for committees of our board of directors (subject to any applicable NASDAQ independence or other requirements). Affiliates of Siris Capital have the right to remove any designee and the exclusive right to fill any vacancy created by such removal or resignation of the designee, with such replacement to stand for election at the next annual general meeting.

Pursuant to our Articles of Association, neither Siris Capital nor any of its affiliates is required to present corporate opportunities to us.

Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters requiring approval by our ordinary shareholders unless otherwise required by law.

Upon the consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional Class A ordinary shares, holders of our Class A ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares and holders of our Class B ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares.

If the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares, holders of our Class A ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares and holders of our Class B ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares.

For a description of the rights of the holders of our Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital—Class A Ordinary Shares” and “Description of Share Capital—Class B Ordinary Shares.”

Dividend Policy

We currently intend to retain all of our earnings to fund the operation and growth of our business and to repay indebtedness, and therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any determination to declare and pay cash dividends will be at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, liquidity, contractual restrictions, general business conditions and such other factors as our board of directors deems relevant. In addition, our existing indebtedness restricts our ability to pay dividends. For additional information, see “Dividend Policy.”

Controlled Company

Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ. We intend to rely upon the “controlled company” exception relating to the board of directors and committee independence requirements under the listing rules of the NASDAQ. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors consist of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. See “Management—Controlled Company.”

Ordinary Shares Outstanding

The number of ordinary shares to be outstanding after this offering excludes                ordinary shares that will be available for future issuance under our equity incentive plan, which will become effective on the date of this prospectus.

Summary Historical Financial and Operating Data

The following table sets forth Mavenir Private Holdings II Ltd.’s summary historical financial and operating data as of the dates and for the periods indicated. The historical financial and operating data as of January 31, 2019 and 2018 and for each of fiscal 2018 and 2017 have been derived from our predecessor Mavenir Private Holdings II Ltd.’s audited consolidated financial statements included elsewhere in this prospectus. See “Financial Statements and Basis of Presentation” and “Corporate Reorganization.”

The summary historical financial information is not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The following summary historical financial and operating data should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus. Except as described below, the following summary does not give effect to the Corporate Reorganization.

	Year Ended January 31,
	2019	2018
	(in thousands)
Consolidated Statement of Operations Data:
Product revenue	$287,916	$248,566
Post-contract revenue	105,193	112,924

Total revenue(1)	393,109	361,490

Cost of product revenue	129,674	151,901
Cost of post-contract revenue	31,920	34,409

Cost of revenue	161,594	186,310

Gross profit	231,515	175,180
Gross profit margin	58.9%	48.5%
Research and development expenses	90,681	84,483
Selling, general and administrative expenses	134,017	174,470
Restructuring expenses and other	28,911	28,872

Total operating expenses	415,203	474,135

Operating loss	(22,094)	(112,645)
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Foreign exchange loss (gain) and other, net	598	12,126

Loss before income tax expense	(96,703)	(181,135)
Income tax (benefit) expense	523	(7,913)

Net loss	$(97,226)	$(173,222)

Basic and diluted net loss per ordinary share(2)	$(24,307)	$(43,306)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	4	4

Pro forma net loss per ordinary share(3)

(1)

On February 1, 2018 the Company adopted ASC 606 (“Revenue from contracts with customers”) using the modified retrospective method of adoption with the cumulative impact of $10.8 million recognized in retained earnings (accumulated deficit) as of February 1, 2018.

(2)

Earnings per share is calculated based on Mavenir Private Holdings II Ltd. outstanding shares. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per ordinary share.

(3)

Pro forma net loss per ordinary share is calculated using the number of ordinary shares outstanding after giving effect to the Corporate Reorganization, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests.

RISK FACTORS

Any investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to invest in our Class A ordinary shares. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially and adversely affect our business. If any of those risks actually occurs, our business, cash flows, financial condition and results of operations would suffer. Consequently, the trading price of our Class A ordinary shares could decline and you could lose all or a portion of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” in this prospectus.

Risks Related to Our Business and Industry

We depend on a limited number of major customers for a substantial portion of our revenue in any financial reporting period, and the loss of, or a significant shortfall in orders from, these key customers could significantly reduce our revenue.

We derive a large portion of our total revenue in any financial reporting period from a limited number of customers. For example, our largest customer, T-Mobile USA, accounted for 36.1% and 46.2% of our revenue for fiscal 2018 and 2017 and our second largest customer, Verizon Wireless, accounted for 12.3% and 6.3% of our revenue for fiscal 2018 and 2017. Our top 10 largest customers accounted for 68.7% and 71.5% of our revenue in fiscal 2018 and 2017, respectively. Typically, we do not have and we do not enter into multi-year purchase contracts or minimum commitments with our customers, nor do we have contractual arrangements to ensure future sales of our solutions to our existing customers, meaning our customers are generally able to terminate on relatively short notice any obligation they have to purchase our solutions.

We entered into a Master Agreement with T-Mobile USA for a 10-year term beginning in 2008. After the expiration of the initial term, the Master Agreement automatically renewed for an additional 10 years. The current term extends through March 23, 2028 and automatically renews for an additional 10-year term unless either party terminates the agreement. T-Mobile USA has the unilateral right to terminate the agreement on 30 days’ written notice. We have no multi-year contractual arrangements with Verizon Wireless.

In April 2018, T-Mobile and Sprint, the third- and fourth-largest US wireless carriers, respectively, announced that they had reached an agreement on mergingto merge the two companies and submitted a formal application to the Federal Communications Commission (the “FCC”) in June 2019. On October 16, 2019, the FCC voted to approve the merger. The potential merger is the subject to ongoing litigation, including from a number of state attorneys general seeking to block the dealmerger. We expect that afterfollowing the merger, we will be able to acquire additional subscribers with T-Mobile’s addition of Sprint and add to our revenueincrease the usage of our solutions from the combined company as Sprint’s subscribers are added to T-Mobile’s network and as a result increase our revenue, but there is no certainty that we will be able to acquire such additional subscribers or that the combined company will direct their additional subscribers to us or that the merger will occur. If we fail to attain the potential benefits of the merger that we expectincrease the usage of our solutions from the combined company following the merger, our ability to grow our business as expected may be adversely affected.

Our inability to generate anticipated revenue from our key existing or targeted customers, or a significant shortfall in sales to them, would significantly reduce our revenue and materially adversely affect our business. Our operating results in the foreseeable future will continue to depend on our ability to effect sales to existing major customers. For more information about our existing customer base, please see “Business—Customers.”

We have incurred net losses in the past and may not be able to achieve or sustain profitability.

We have incurred significant losses, including net losses of $97.2 million and $173.2 million for fiscal 2018 and 2017, respectively. As a result of ongoing net losses, we had an accumulated deficit of $346.9 million as of January 31, 2019. We expect to continue to invest in our business, including by acquisitions if available, and to incur significant product research and development, sales and marketing, administrative and other expenses. As described in “Business—History,” certain of our predecessors were public companies with established operating histories. Notwithstanding this, our company in its current form has a limited operating history on which you can base your evaluation of our business and our ability to increase our revenue or maintain or improve our financial condition. We will need to generate significant additional revenue to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. To the extent we are unable to become or remain profitable, the market price of our Class A ordinary shares may decline.

We are party to significant litigation.

We are currently involved in significant litigation. See “Business-Legal Proceedings.” There is a risk that there will be public announcements of the results of hearings, motions or other interim proceedings or developments occurring in the litigation matters to which we are a party. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares.

Such litigation includes the following matters: We are a named indemnitor with respect to, and our Israeli subsidiary is a named defendant in, an action in the State of Israel involving claims to recover damages alleged to have resulted from purported negligence or breach of contract due to previously-settled allegations regarding the illegal backdating of options by one of our predecessor companies that allegedly prevented certain current or former employees from exercising certain stock options. We are also a party to a securities class action complaint against Mavenir, Inc. and certain of its then officers and directors alleging breaches of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 claiming that the final proxy statement regarding the acquisition of Xura contained certain material omissions. Further, in Brazil, we are involved in various litigation matters that relate to tax claims on the transfers of inventory, municipal service taxes on rentals and gross revenues taxes.

Each of these proceedings and litigations remains ongoing, and in each instance we believe we have reserved appropriate amounts in our financial statements for any liabilities that we currently believe we will incur in connection with such matters, though we can make no assurance that those matters or any other litigation matter to which we are a party, either because of an ruling or judgment against us or another adverse development relating to the matter, including increasing our litigation reserves, will not result in a materially adverse impact on our business, financial condition, results of operations or prospects.

We face significant competition, including from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The competition in the mobile network infrastructure solutions market is significant and we expect it to continue to intensify from established competitors, innovative start-ups and new market entrants. This competition could result in the loss of business, increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which could materially adversely affect our business, results of operations, financial condition, cash flows and prospects.

In the mobile network infrastructure solutions market, we compete with much larger and diversified companies. Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader geographic/global distribution and established relationships with customers;

•	greater access to larger customer bases;

•	greater customer support resources;

•	the ability to leverage their sales efforts across a broader portfolio of products;

•	the ability to leverage purchasing power with vendor subcomponents;

•	the ability to bundle offerings with other products and services that we may not offer;

•	the ability to set more aggressive pricing policies;

•	the ability to offer more favorable financing or payment terms than us;

•	the reluctance of MNOs to replace, and the difficulty of replacing, their existing traditional solution providers;

•	lower labor and development costs;

•	greater resources to fund research and development or otherwise acquire new product offerings, business and companies; and

•	more expensive intellectual property portfolios.

Our ability to compete will depend upon our ability to provide better solutions than our competitors at prices that offer superior value to our customers. Our current or potential competitors might take advantage of the greater resources of the larger organization, which may allow them to compete more vigorously or broadly with us. Further, we may be required to make substantial additional investments in research, development, sales and marketing in order to respond to competition.

Conversely, smaller companies may be able to develop technologies more quickly and resolve issues more nimbly than we can, putting us at a competitive disadvantage to them in those respects.

The mobile network industry in which we operate continues to undergo significant changes as a result of deregulation and privatization worldwide, reduced restrictions on competition in the industry and rapid and evolving technologies (including deployment of 5G and vRAN-related technologies). As our industry evolves, we are also likely to encounter new competitors. Moreover, we face indirect competition from changing and evolving technology, and challenges from certain large customers seeking to develop infrastructure solutions internally or consolidating or entering into alliances with another customer or vendor which provides alternatives to our products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services provided by FaceTime, Google, WhatsApp, Snapchat, Viber, Line or Skype, to access IP network communications free of charge rather than use similar services provided by MNOs. This may reduce demand and the price of our products and services.

We may face challenges based on the concentration of our customers and the number of subscribers they service.

The mobile communications services industry historically has been concentrated among a relatively small number of providers. For example, as of March 31, 2019, the 20 largest MNOs, as measured by number of subscriber identity modules, accounted for approximately 59.8% of total mobile device connections globally. Because the 20 largest MNOs, of which 17 are currently our customers, continue to constitute a significant portion of the market for mobile communications equipment, our success depends significantly on this concentrated market. Moreover, certain of our customers, because of their size, have substantial negotiating leverage in contractual arrangements and commercial terms, including pricing terms. Finally, because of the concentration in the market and the size of the MNO customers, any consolidation may have a disproportionate effect, and a consolidation that results in the loss of one of our existing MNO customers could have a material adverse impact on our business, financial condition, results of operations and prospects.

Our success depends significantly on our ability to sell our solutions to MNOs operating wireless networks that serve large numbers of subscribers and may be exposed to the risks associated with related large scale deployments.

Our success depends significantly on our ability to sell our solutions to MNOs operating wireless networks that serve large numbers of subscribers and transport high volumes of traffic and expanded use of our solutions over greater numbers of their subscribers over time. MNOs may choose not to purchase additional solutions from us or may choose not to expand their use of, or not to purchase continued maintenance and support for, our solutions, or might delay additional purchases that we may expect. These events could occur for a number of reasons, including because our customers are not experiencing sufficient subscriber demand and acceptance for the services that our solutions enable, or because our customers choose solutions other than ours. If we are not successful in selling new and additional solutions to our existing customers or if those customers do not elect to expand their use of our solutions over additional subscribers in their networks, our revenue could grow at a slow rate or decrease and we may not achieve or maintain profitability. Additionally, if we fail to expand our customer base to include additional customers that deploy our solutions in large-scale networks serving significant numbers of subscribers, our revenue growth will be limited.

Contracts for large capacity deployments of software typically involve a lengthy, complex and highly competitive bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. As a result, our future operating results and performance may exhibit a high degree of volatility and may vary significantly from period to period. The degree of our dependence on MNOs, and the investment required to enable us to deploy our own solutions effectively, without the assurance of long-term contracts, increases the risk associated with our business. Furthermore, if our professional services employees do not provide deployments services efficiently, we could experience project cost overruns or our customers may not use our deployments services or may stop using our software. This could materially and adversely impact our revenue and harm our reputation.

The long and variable sales and deployment cycles for our solutions may cause our operating results to vary materially from fiscal quarter to fiscal quarter.

Our solutions have lengthy sales cycles, which typically extend from six to eighteen months. The length of these sales cycles and the size of the ultimate sale can be further impacted by the following factors: amount and availability of required customer resources; availability of funds for capital expenditures; changes in budgets and purchasing priorities; reduced need to upgrade existing software; deferrals in anticipation of enhancements or new products; introduction of products by competitors; and lower prices offered by competitors.

Once an order is received, the deployment cycle is also lengthy and our costs to deploy our solutions can be significant. Slower deployments may delay recognition of our revenues due to delays in milestone achievements and increased costs due to the inability to redeploy personnel to newer deployments for other customers. Slower deployments may also delay the purchase of additional solutions.

As a result, it is difficult for us to predict the fiscal quarter in which our customers may purchase additional solutions or features from us or in which we may recognize revenues. Therefore, our operating results may vary significantly from fiscal quarter to fiscal quarter, which may negatively affect our operating results, and potentially our share price, for any given fiscal quarter.

Our success depends on our ability to continue to develop new products, to anticipate customer demand for new products and solutions and to generate revenue from new products and solutions. Our new product offerings may not be widely adopted by our existing and potential customers.

Our market is characterized by fast technological shifts and increasingly complex customer requirements to achieve scalable networks that accommodate rapidly-increasing consumer demand. To compete effectively, we must continue to develop new products and solutions that address emerging technological trends and dynamic customer needs. The process of developing new technologies is complex and uncertain, and the development of new products requires significant initial investment that may not result in material improvements to existing products or result in marketable new products or costs savings or revenue for an extended period of time, if at all.

For fiscal 2018, our Core Solutions and maintenance of Core Solutions comprised approximately 95% of our revenue. Over time, we expect this percentage to decrease and the percentage of revenue attributable to our new product offerings, the Advanced Solutions and maintenance of Advanced Solutions, to increase, but we can make no assurance that this will be the case.

Our future revenue growth may be impacted by delays in the speed of adoption of 5G technology by MNOs.

5G technology represents new technology, and its deployment is still in its early stages, and may be affected by a number of factors, including government delays, market forces and operational limitations (including site access, permits and availability of installation crews). MNOs have delayed implementation of 5G technology, in part due to the costs associated with transitioning. As a result, if implementation of 5G technology continues at a slower pace than we expect, our future revenue growth will be materially and adversely affected.

We must often establish and demonstrate the benefits of new and innovative offerings to customers, which may take time and significant efforts that may not ultimately prove successful.

Many of our new and innovative products are complex and are focused on creating new revenue streams and/or new ways to create cost efficiencies. In many cases, it is necessary for us to educate existing and potential customers about the benefits and value of such new and innovative products, with no assurance that the customer will ultimately purchase them. The need to educate our customers increases the difficulty and time necessary to complete transactions, makes it more difficult to efficiently deploy limited resources, and creates risk that we will have invested in an opportunity that ultimately does not result in a sale. If we are unable to establish and demonstrate to customers the benefits and value of our new and innovative products and convert these efforts into sales, our business, results of operations, financial condition, cash flows and prospects will be adversely affected.

Our ability to sell our products is highly dependent on the quality of our support organization, and our inability to maintain and scale our resources and failure to offer high-quality post-contract support could have a material adverse effect on our business, financial condition, results of operations and prospects.

Once our products are deployed within our customers’ networks, our customers depend on our post-contract support organization to resolve any issues relating to our products. If we do not assist our customers in deploying our products effectively, do not succeed in helping our customers resolve post-deployment issues quickly or do not provide adequate ongoing support, it could adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, our standard sales contracts require us to provide minimum service levels to our customers on an ongoing basis after deployment and our failure to satisfy these requirements could expose us to claims under these contracts. Our failure to maintain high-quality support post-contract, including compliance with our contractual minimum service level obligations, could have a material adverse effect on our reputation and our business, results of operations, financial condition, cash flows and prospects.

As our customer base continues to grow, we will need an increasing amount of technical infrastructure, including highly qualified technical personnel, to continue to satisfy the needs of our MNO customers. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business is subject to interruptions, delays or failures resulting from earthquakes, other natural disasters, terrorism or other catastrophic events.

Certain contractual obligations could expose us to uncapped or other significant liabilities.

Certain contract provisions, principally confidentiality and indemnification obligations in certain of our customer agreements, could expose us to risks of significant loss that, in some cases, are not limited by contract to a specified maximum amount. Even where we are able to negotiate limitation of liability provisions, these provisions may not always be enforced depending on the jurisdiction or the facts and circumstances of the case at hand. If we or our products fail to perform to the standards required by our contracts, we could be subject to uncapped or other significant liability for which we may or may not have adequate insurance and our business, results of operations, financial condition, cash flows and prospects could be materially adversely affected.

If we lose members of our senior management or other key employees, or are unable to attract or retain employees, we may not be able to successfully grow our business.

Our success is substantially dependent upon the retention of our senior management and other key technical and development personnel. The loss of the services of one or more of these members of our team may significantly delay or prevent our development of successful solutions and the achievement of our business objectives.

We believe that our culture of innovation, with approximately 60% of our employees involved in research and development, is a significant factor in our ability to develop new products. If we are not able to attract and retain employees that are able to contribute to our culture of innovation, our ability to develop new products to address emerging technological trends and changing customers could be adversely impacted.

If we fail to manage our growth effectively and develop and implement appropriate control systems, our business and financial performance may suffer.

Our continued growth has placed, and will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We may not have sufficient internal resources to adapt or respond to unexpected challenges. We also continue to improve and expand our policies and implement procedures but we have limited staff responsible for their implementation, training and enforcement. If we are unable to manage our growth successfully, or if our control systems do not operate effectively, our ability to provide high quality solutions and services could be harmed, which would damage our reputation and brand, and our business and operating results would suffer.

In the past, we have undertaken certain business combinations and acquisitions. If we continue to do so in the future, they may be difficult to close or integrate, or they could disrupt our business, dilute shareholder value or divert management’s attention.

As described in “Business—History,” our company is the result of several prior business acquisitions and other strategic transactions. In the future, we may continue to support our growth through acquisitions of businesses, services or technologies that we perceive to be complementary or otherwise beneficial to us. Future acquisitions involve risks, such as:

•	misjudgment with respect to the value, return on investment or strategic fit of any acquired operations or assets;

•	challenges and higher-than-expected costs associated with integrating acquired technologies, operations, financial reporting systems and cultures of acquired companies;

•	exposure to unforeseen liabilities;

•	diversion of management and other resources from day-to-day operations;

•	possible loss of key employees, clients, suppliers and partners;

•	higher than expected transaction costs;

•	potential loss of commercial relationships and customers based on their concerns regarding the acquired business or technologies; and

•	additional dilution to our existing shareholders if we use our ordinary shares as consideration for such acquisitions.

As a result of these and other risks, we may not be able to achieve the expected benefits of any acquisition. If we are unsuccessful in completing or integrating acquisitions, we may not achieve our growth objectives or forecasts and be required to reevaluate our growth strategy and we may incur substantial expenses and devote significant management time and resources in seeking to complete and integrate the acquisitions.

Future business combinations could involve the acquisition of significant intangible assets. We may need to record write-downs from future impairments of identified intangible assets and goodwill. These accounting charges would reduce any future reported earnings or increase a reported loss. In addition, we could use substantial portions of our available cash, including some or substantially all of the proceeds of this offering, to acquire companies or assets. Subject to the provisions of our indebtedness, it is possible that we could incur additional debt or issue additional equity securities as consideration for these acquisitions, which could cause our shareholders to suffer significant dilution.

Our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve our operational and financial performance, correctly identify or successfully pursue business opportunities or otherwise grow our business.

We operate in rapidly changing and innovative industries and the opportunities we pursue may require significant investments in innovation in order to generate growth, profitability or other benefits across our business. Our strategy, which includes investments in our business and pursuing new business opportunities based on identified trends and opportunities, may not yield a return on our investment as planned or at all. Our ability to achieve strategic goals and targets is subject to a number of uncertainties and contingencies, certain of which are beyond our control, and there can be no assurance that we will correctly identify trends or opportunities to pursue or be able to achieve the goals or targets we have set. We continuously invest in research and development, technologies and recruit expert employees. There can be no assurance, however, that these efforts will generate the expected results or improvements in our operations or that we will achieve our intended targets or financial objectives related to such efforts. Any failure to achieve our strategy may materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, there can be no assurance that our investments will result in products or solutions that achieve or retain broad or timely market acceptance, that answer to the expanding needs or preferences of our customers or consumers or that we could otherwise utilize for value creation.

Changes in effective tax rates or adverse outcomes resulting from examinations of our tax returns could adversely affect our operating results and financial condition.

We conduct business globally and file income and other tax returns in multiple jurisdictions. Our consolidated effective tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration; the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

In particular, there have been significant changes to the taxation systems in Central European countries in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax, personal income taxes and payroll taxes. The U.S. government has also enacted comprehensive tax legislation that includes significant changes to the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate, limiting interest deductions, placing limits on the utilization of net operating losses and making substantial modifications to the international tax rules. Notwithstanding the reduction in the corporate income tax rate, the longer-term impact of this tax reform is uncertain, and our business and financial condition could be adversely affected. This prospectus does not discuss any such tax legislation or the manner in which it might affect purchasers of our ordinary shares.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

In addition, although we believe our tax estimates are reasonable, our ultimate tax liabilities may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made. A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities or reduced carryforward operating losses. For example, Her Majesty’s Revenue & Customs ( “HMRC”), the U.S. Internal Revenue Service (the “IRS”) or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We may be unable to utilize our net operating loss carryforwards, which could adversely affect our operating results.

As of January 31, 2019, we had U.S. federal net operating loss carryforwards of approximately $569.8 million. Prior to recent U.S. tax reform, net operating loss carryforwards generated at the U.S. federal level were available to offset taxable income for 20 years before they expired. Pursuant to legislation enacted under recent U.S. tax reform, net operating loss carryforwards generated in tax years ending on or prior to December 31, 2018, will continue to expire in various years between 2020 and 2038 while net operating loss carryforwards generated for tax years beginning on or after January 1, 2018, will not expire and may be carried forward indefinitely. However, recent changes in U.S. tax law impose certain limitations on the deduction of net operating loss carryforwards generated in tax years that began after January 1, 2018. It is uncertain if and to what extent various states will conform to such limitations. As of January 31, 2019, we had U.S. state net operating loss carryforwards of approximately $368.8 million. These losses expire in various years between 2019 and 2038, and are subject to limitations on their utilization to the extent of future taxable income. As of January 31, 2019, we had total foreign net operating loss carryforwards of approximately $914.7 million. Of these foreign net operating losses, all but $29.4 million are not currently subject to expiration dates.

Realization of these net operating loss carryforwards depends on many factors, including our future income. There is a risk that, due to regulatory changes or unforeseen reasons, our existing carryforwards could expire or otherwise be unavailable to offset future income tax liabilities, which would adversely affect our operating results. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. The applicable rules generally operate by focusing on changes in ownership among shareholders considered by the rules as owning, directly or indirectly, 5% or more of the stock of a company, as well as changes in ownership arising from new issuances of stock by the company. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership. Foreign net operating loss carryforwards may be subject to equivalent foreign rules which could limit our ability to use such losses in certain circumstances (including for U.K. tax purposes in connection with a change in company ownership, pursuant to Part 14 of Corporation Tax Act 2010). As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations.

The elimination of LIBOR could adversely affect our business, financial condition, results of operations and prospects.

As of January 31, 2019, we have $545.9 million of indebtedness that is indexed to LIBOR, and our RCF Loans and 2018 Term Loans are indexed to LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority announced plans to phase out the use of LIBOR by the end of 2021. We may incur significant expenses to amend our LIBOR-indexed borrowings and other applicable financial or contractual obligations, including our credit facilities, to a new reference rate, which may differ significantly from LIBOR. Accordingly, the use of an alternative rate could result in increased costs, including increased interest expense on our credit facilities, and increased borrowing and hedging costs in the future. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR and we are unable to predict the effect of any such alternatives on our business, results of operations, financial condition, cash flows and prospects.

We may be adversely affected by the credit and payment terms of our customers.

MNOs in certain markets may require their suppliers, including us, to arrange, facilitate or provide financing in order to obtain sales or business. Similarly, operators may require extended payment terms. In certain cases, the amounts and duration of these financings and trade credits, and the associated impact on our working capital, may be significant. Requests for extended payment terms are not uncommon for our industry.

Certain of our competitors may be able to offer more favorable credit or extended payment terms, which could adversely affect our ability to compete successfully for business opportunities in the markets in which we operate. Our ability to manage our total customer financing and trade credit exposure depends on a number of factors, including market conditions affecting our customers and the levels and terms of credit available to our customers. Certain of our customers may pose credit risks or encounter difficulties in paying us amounts owed, and we may be unsuccessful in managing the challenges associated with the customer and trade credit exposure that we may face from time to time. While defaults under financing and trade credits to our customers resulting in impairment charges and credit losses have not been significant for us in the past, these may increase in the future.

We have sold certain receivables to banks or other financial institutions to improve our liquidity, and any significant change in our ability to continue this practice could impair our capability to manage our liquidity.

We may not be able to collect outstanding guarantees and bonds that could limit our possibilities to issue new guarantees and/or bonds, which are required in customer agreements or practices. We also face risks that such commercial guarantees and bonds may be unfairly called.

Impairment of goodwill or other intangible assets may negatively impact our financial condition and results of operations.

An impairment of goodwill or other intangible assets could adversely affect our financial condition or results of operations. We have a significant amount of goodwill and other intangible assets, such as customer relations, backlog, trade name and acquired developed technology. We assess the carrying amount of goodwill annually for impairment in the fourth quarter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have not recorded any impairment of goodwill for any of the financial reporting periods presented in this prospectus. However, if we do not generate revenues from our businesses as anticipated, our businesses may not generate sufficient positive operating cash flows. This, or other factors, may lead to a decrease in the value of our assets, including intangible assets and goodwill, resulting in impairment charges that may adversely affect our net profit for the reporting period.

Goodwill is the only intangible asset the company has recognized to have indefinite useful life. Other intangible assets are mainly amortized on a straight-line basis over their estimated useful lives, and goodwill and other intangible assets are reviewed for impairment whenever events such as product discontinuances, product dispositions or other changes in circumstances indicate that the carrying amount may not be fully recoverable.

We face certain risks associated with potential labor disruptions.

Our employees in Israel are represented by a representative organization (referred to as the union). We conduct discussions with the unions on various matters. However, if future negotiations of collective bargaining agreements or other discussions with the union are not successful or become unproductive, the union could take actions such as strikes, work slowdowns or work stoppages. Strikes, work slowdowns or work stoppages or the possibility of such actions could have an adverse effect on our business. We could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms.

We might require additional capital to support business growth, and this capital might not be available on terms favorable to us or at all.

In the future we may need to raise substantial additional capital based on a variety of factors in order to fund our operations or acquire companies or technology. Our future funding requirements will depend on many factors, including the following: market acceptance of our products and services; the cost of our research and development activities; the cost and timing of establishing additional sales, marketing and distribution capabilities and/or support capabilities; the effect of competing technological and market developments; and the cost of defending claims against us.

If we raise additional funds through further issuances of securities after our IPO, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. Any debt financing obtained by us in the future would be senior to our Class A ordinary shares, would cause us to incur interest expenses and could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may increase our expenses, make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, or if we expend capital on projects that are not successful, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, or we may be required to reduce the scale of our operations. Any of these negative developments could have a material adverse effect on our business, financial condition, results of operations and prospects and Class A ordinary shares price.

We may not be able to detect errors or defects in our solutions until after full deployment and product liability claims by customers could result in substantial costs.

Our solutions are sophisticated and are designed to be deployed in large and complex mobile networks that require a very high degree of reliability. Because of the nature of our solutions, they can only be fully tested when substantially deployed in very large networks with high volumes of subscriber traffic. Some of our customers have only recently begun to commercially deploy our solutions and they may discover errors or defects in the software, or the solutions may not operate as expected. Because we may not be able to detect these problems until full deployment, any errors or defects in our solutions could affect the functionality of the networks in which they are deployed, given the use of our solutions in business-critical applications. As a result, the time it may take us to rectify errors can be critical to our customers.

Because the networks into which MNOs deploy our solutions require a very high degree of reliability, the consequences of an adverse effect on their networks, including any type of communications outage, can be very significant and costly. If any network problems were caused, or perceived to be caused, by errors or defects in our solutions, our reputation and the reputation of our solutions could be significantly damaged with respect to that customer and other customers. Such problems could lead to a loss of that customer or other customers.

If one of our solutions fails, we could also experience:

•	payment of liquidated damages for performance failures;

•	loss of, or delay in, revenue recognition;

•	increased service, support, warranty, product replacement and product liability insurance costs, as well as a diversion of development resources; and

•	costly and time-consuming legal actions by our customers, which could result in significant damages awards against us.

Any of the above events would likely have a material adverse impact on our business, results of operations, financial condition, cash flows and prospects.

Real or perceived errors, failures or bugs in the sophisticated software that we produce, or procure from third parties, could adversely affect our business, results of operations, financial condition, cash flows and prospects.

The software that we produce, or procure for utilization from third parties, is sophisticated and complex. Undetected failures, errors, or bugs may occur. There could be defects in the design of this software that could interfere with the operation or performance of our products. Despite testing by us, errors, failures or bugs may not be found in software until it is released to our customers or until it interferes with their operational systems or networks. Any of these real or perceived errors, compatibility issues, failures or bugs in our software could result in reputational harm, negative publicity, loss or delay in market acceptance of our products and services, loss of competitive position or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to outlay additional resources in order to help correct the problem. Alleviating any problems caused by software failure could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our licensing, which could cause us to lose existing or potential customers and could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Risks Related to Our Intellectual Property and Our Technology

We use some open source software in developing our solutions, which could in certain circumstances subject us to claims or judgments or could require us to re-engineer our solutions and the firmware contained therein, which could materially harm our business, results of operations, financial condition, cash flows and prospects.

We use open source software in developing our solutions. From time to time, there have been claims against companies that use open source software in their products challenging the ownership of such open source software or the terms and conditions upon which those companies make such products available to end users. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming that we have failed to comply with applicable licensing terms. Some open source licenses contain requirements that the licensee make available source code for modifications or derivative works created based upon the open source software and that the licensee license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine our developed firmware or other software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release our source code publicly or license such source code on unfavorable terms or at no cost. Although we take steps to protect against our using any open source software that may subject our firmware to general release or require us to re-engineer our solutions and the firmware contained therein, we cannot guarantee that they will be effective, or that we will not be subject to claims asserting or judgments holding that some of our proprietary source code is subject to general release or that we are required to re-engineer our solutions and firmware. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Open source license terms relating to the disclosure of source code in modifications or derivative works to the open source software are often ambiguous, and few courts, if any, in jurisdictions applicable to us have interpreted such terms. As a result, many of the risks associated with usage of open source software cannot be eliminated, and could adversely affect our business, results of operations, financial condition, cash flows and prospects.

We may not be able to obtain necessary licenses of third-party technology on acceptable terms, or at all, which could delay sales and development and adversely impact the quality of our solutions.

We have incorporated third-party licensed technology into our current solutions. We also anticipate that we are likely to need to license additional technology from third parties to develop new solutions or enhancements in the future. Third-party licenses may not be available or continue to be available to us on commercially reasonable terms or at all. In addition, a third-party may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to retain any third party licenses required in our current solutions or to obtain any new third-party licenses to develop new solutions and enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, and delay or prevent us from making these solutions or enhancements, any of which could seriously harm the competitive position of our solutions.

Infringement claims are common in our industry and third parties, including competitors, have and could in the future assert infringement claims against us or our customers that we are obligated to indemnify.

The mobile network industry is highly competitive and its technologies are complex. Companies file patent applications and obtain patents covering these technologies frequently and maintain programs to protect their intellectual property portfolios. In addition, patent holding companies (including “non-practicing entities”) regularly bring claims against telecommunications companies, often attempting to extract royalty, licensing or other settlements. These patent holding companies and some communications companies actively search for, and routinely bring claims against, alleged infringers.

Our solutions are technically complex and compete with the products and solutions of significantly larger companies. The likelihood of our being subject to infringement claims may increase as a result of our real or perceived success in selling solutions to MNOs, as the number of competitors in our industry grows and as we add functionality to our solutions. We may in the future receive communications from third parties alleging that we are or may be infringing their intellectual property rights. The visibility we receive from being a public company may result in a greater number of such allegations.

We have also agreed, and expect to continue to agree, to indemnify our customers for certain expenses or liabilities resulting from claimed infringement of intellectual property rights of third parties with respect to our solutions and software. As a result, in the case of infringement claims against these customers, we could be required to indemnify them for losses resulting from such claims or to refund license fees they have paid to us. If a customer asserts a claim for indemnification against us, we could incur significant costs and reputational harm disputing it. If we do not succeed in disputing it, we could face substantial liability, particularly as these liabilities do not typically have caps or specific limits and our insurance coverage relating to any such liabilities generally would be very limited.

Regardless of the merit of third-party claims that we or our customers infringe their rights, these claims could:

•	be time-consuming and costly to defend;

•	divert our management’s attention and resources;

•	require us to redesign our solutions, which may not be feasible or cost-effective;

•	cause us to cease producing, licensing or using software or solutions that incorporate challenged intellectual property;

•	damage our reputation and cause customer reluctance to license our solutions; and/or

•

require us to pay amounts for past infringement, potentially including treble damages, or enter into royalty or licensing or other settlement agreements to obtain the right to use a necessary product or component, which may not be available on terms that are commercially reasonable or acceptable to us, or at all.

As of August 31, 2019, we held 579 patents. It is possible that other companies hold patents covering technologies similar to one or more of the technologies that we incorporate into our solutions. In addition, new patents may be issued covering these technologies. Unless and until the U.S. Patent and Trademark Office issues a patent to an applicant, there is no reliable way to assess the scope of the potential patent. We may face claims of infringement from both holders of issued patents and, depending upon the timing, scope and content of patents that have not yet been issued, patents issued in the future. The application of patent law to the software technologies in the mobile network industry is particularly uncertain because the time that it takes for a software-related patent to issue is lengthy, which increases the likelihood of pending patent applications claiming inventions that may pre-date development of our own proprietary software. This uncertainty, coupled with litigation or the potential threat of litigation related to our intellectual property, could adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our patent applications may not result in issued patents, which may allow competitors to more easily exploit technology similar to ours.

Our business depends in part on our ability to maintain adequate protection of our intellectual property for our technologies and solutions and potential solutions in the United States and other countries. We have adopted a strategy of seeking patent protection in the United States and in other countries with respect to certain of the technologies used in or relating to our solutions and processes. As of August 31, 2019, we had a total of 177 patents granted and 18 patent applications pending in the United States, and 402 patents granted and 43 pending non-U.S. patent applications, many of which are counterparts to our U.S. patents or patent applications. These patent applications are directed to aspects of our technology and/or to our methods and solutions that support our business. However, the issuance and enforcement of patents involve complex legal and factual questions. Accordingly, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will cover our technology or the methods or products that support our business, or afford protection against competitors with similar technology. Moreover, the issuance of a patent is not conclusive as to its validity, scope or enforceability, and competitors or other third parties might successfully challenge the validity, scope or enforceability of any issued patents should we try to enforce them. In addition, patent applications filed in other countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that non-U.S. patent applications will be granted even if corresponding U.S. patents are issued.

If our trademarks and trade names are not adequately protected, then we may not be able to build brand recognition and our business may be adversely affected.

We have not applied for trademark registration for our name and logo in all geographic markets. In those markets where we have applied for trademark registration, failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared unenforceable or determined to be infringing on other marks. Any claim of infringement by a third party, even those claims without merit, could cause us to incur substantial costs and spend significant time defending against such claim, divert management attention and resources from our business, require us to pay amounts for past infringement, damage our reputation and/or require us to cease use of such trademarks or trade names in certain geographic markets. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our business may be adversely affected.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success depends to a significant degree upon the protection of our software and other proprietary technology rights, particularly our cloud-native software and 5G solutions. In addition to patents, we rely on trade secret, copyright and trademark laws and confidentiality, invention assignment and license agreements with employees and third parties, all of which offer only limited protection. Our confidentiality agreements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure. Others may independently discover our trade secrets and proprietary information, in which case we could not assert any trade secret rights against such parties. Furthermore, the steps we have taken to protect our intellectual property may not prevent misappropriation of our proprietary rights, the reverse engineering of our solutions or other circumvention, invalidation or challenge of our intellectual property.

Additionally, patent and other intellectual property protection outside the United States generally is not as comprehensive as in the United States and may not adequately protect our intellectual property in some countries where our solutions are sold or may be sold in the future. Even if patents are granted outside the United States, effective enforcement in those countries may not be available. Many companies have encountered substantial intellectual property infringement in countries where we sell, or intend to sell, our solutions. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad.

Policing the unauthorized use of our solutions, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management attention and resources, either of which could harm our business. Moreover, such litigation could provoke our opponents to assert counterclaims that we infringe their intellectual property. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employees or other parties.

We could be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are important to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential products or enhancements, which could materially and adversely affect our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Risks Relating to Economic Factors and the Global Economy

The mobile network industry investment levels fluctuate and are affected by many factors, including the economic environment and decisions made by MNOs and other customers regarding deployment of technology and their timing of purchases, and a downturn in investment levels could have a material adverse effect on our business, financial condition, results of operations and prospects.

The mobile network industry has experienced downturns in which MNOs and other customers substantially reduced their capital spending on new equipment. While we expect this market to grow in the coming years, the uncertainty surrounding global economic growth and the geopolitical situation may materially harm actual market conditions. Moreover, market conditions are subject to substantial fluctuation and could vary geographically and across technologies. Even if global conditions improve, conditions in the specific industry segments in which we participate may be weaker than in other segments. In that case, our revenue and operating results may be adversely affected.

If capital expenditures by MNOs and other customers are weaker than we anticipate, our revenues, operating results and profitability may be adversely affected. The level of demand from operators and other customers who buy our products and services can vary over short periods of time, including from month to month. Due to this uncertainty, accurately forecasting revenues, results, and cash flow remains difficult.

Prolonged negative economic conditions in domestic and global markets may adversely affect us, our suppliers, counterparties and consumers, which could harm our financial position.

Global credit and financial markets have experienced extreme disruptions from time to time, including severely diminished liquidity and availability of credit, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Credit and financial markets and confidence in economic conditions might deteriorate further. Our general business strategy may be adversely affected by future economic downturns, volatile business environments and potential unpredictable and unstable market conditions. In addition, there is a risk that one or more of our current customers may not continue to operate, which could directly affect our business, financial condition, results of operations and prospects. Any lender that is obligated to provide funding to us under any now existing or future credit agreement may not be able to provide funding in a timely manner, or at all, when we require it. The cost of, or lack of, available credit or equity financing could impact our ability to develop sufficient liquidity to maintain or grow our company, which in turn may adversely affect our business, financial condition, results of operations and prospects. We also manage cash and cash equivalents and short-term investments through various institutions. There may be a risk of loss on investments based on the volatility of the underlying instruments that will prevent us from recovering the full principal of our investments. Any negative changes in domestic and global economic conditions or additional disruptions of either or both of the financial and credit markets may also affect third-party payers and may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Any disruption in the credit markets could impact our ability to manage normal commercial relationships with our customers, suppliers and creditors. If the current economic situation deteriorates significantly in the countries in which we operate, our business could be negatively impacted due to consumer preferences, supplier or customer disruptions resulting from tighter credit markets or other economic factors.

A United Kingdom (“U.K.”) exit from the European Union (“E.U.”) could have an adverse effect on our business, financial condition, results of operations and prospects.

On June 23, 2016, the U.K. held a referendum regarding continued membership of the E.U. The exit from the E.U. is commonly referred to as “Brexit.” The Brexit vote passed but was non-binding. However, on March 29, 2017, the Prime Minister gave the European Council of the E.U. formal written notification of the U.K.’s intention to leave the E.U., triggering the withdrawal process under Article 50 of the Lisbon Treaty. As a result, the U.K. was originally scheduled to leave the E.U. on March 29, 2019.

As part of the withdrawal process, the U.K. government and the E.U. negotiated a withdrawal agreement that was approved by the U.K. Prime Minister and the leaders of E.U. member states. However, under U.K. law, such agreement also requires the approval of the U.K. parliament, and the U.K. parliament has to date not approved the agreement. While negotiations are continuing, there remains considerable uncertainty around the withdrawal. On April 9, 2019, the E.U. and the U.K. agreed to delay the date on which the U.K. will leave the E.U. to October 31, 2019. This date was subsequently extended by the E.U. to January 31, 2020, although if the U.K. parliament approves the withdrawal agreement prior to that date it is possible that the U.K. may leave the E.U. on an earlier date; however, failure to obtain parliamentary approval of an agreed withdrawal agreement may, absent a revocation of the U.K.’s notification to withdraw or some other further delay, mean that the U.K. would leave the E.U. on January 31, 2020 with no agreement (a so-called “hard Brexit”). Absent delay or mitigating legislative measures by individual E.U. Member States, in the event of a hard Brexit, the trade relationship between the U.K. and the E.U. would be solely based on World Trade Organization terms, thereby hindering current levels of mutual market access.

If the U.K. and the E.U. do reach a deal on or before January 31, 2020 (or any later withdrawal date which may subsequently be agreed between the U.K. and the E.U.), or if the U.K.’s withdrawal takes effect on the terms of the existing withdrawal agreement, a transition period may start that lasts until December 31, 2020. Based upon the currently proposed transition plan, during this period, the U.K. would, with some exceptions, remain subject to E.U. law. It would also maintain access to the EU’s single market. During this transition phase, the U.K. and E.U. would also start negotiations on their future trade relationship.

Current discussions between the U.K. and the E.U. may result in any number of outcomes including further delay in the U.K.’s withdrawal from the E.U. The consequences for the economies of the U.K. and the E.U. member states as a result of the U.K.’s withdrawal from the E.U. are unknown and highly unpredictable, especially in the case of a hard Brexit. Given the lack of comparable precedent, it is unclear what the broader macro-economic and financial implications the U.K. leaving the E.U. with no agreements in place would have.

This uncertainty could adversely impact investor confidence which could result in additional market volatility. However, any future trade deal might lead to a fragmented regulatory environment, which could increase the costs of our operations and loss of existing levels of cross-border market access. In addition, the U.K. vote to leave the E.U. may result in similar referendums or votes in other E.U. countries in which we do business. While we have implemented plans to ensure continuity of service in Europe and continue to have regulated entities and offices in place in many of the major European markets, these and other risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our International Operations

Failure to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“Bribery Act”) and similar laws associated with our activities outside the United States could subject us to penalties and other adverse consequences.

As a substantial portion of our revenues is, and we expect will continue to be, from jurisdictions outside of the United States, we face significant risks if we fail to comply with the FCPA, the Bribery Act and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, some of which represent significant markets for us, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the Bribery Act or other laws and regulations. Although we have implemented a company policy requiring our employees and consultants to comply with the FCPA, the Bribery Act and similar laws, such policy may not be effective at preventing all potential FCPA, Bribery Act or other violations. We also cannot guarantee the compliance by our channel partners, resellers, suppliers and agents with applicable U.S. laws, including the FCPA, the Bribery Act or other applicable non-U.S. laws. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. As a result of our focus on managing our growth, our development of infrastructure designed to identify FCPA and Bribery Act matters and monitor compliance is at an early stage. Any violation of the FCPA or the Bribery Act and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, operating results and financial condition.

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We market and service our solutions globally to customers in over 120 countries around the world. During fiscal 2018 and 2017, 38.3% and 37.2% of our revenue, respectively, was attributable to our customers outside of the United States. As of January 31, 2019, 84.1% of our employees were located outside of the United States. Therefore, we are subject to risks associated with having worldwide operations. These international operations will require significant management attention and financial resources.

International operations are subject to inherent risks and our future results could be adversely affected by a number of factors, including:

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	management communication and integration problems related to entering new markets with different languages, cultures and political systems;

•	greater difficulty in collecting accounts receivable and longer collection periods;

•	difficulties in enforcing contracts;

•	difficulties and costs of staffing and managing operations outside of the United States;

•	the uncertainty of protection for intellectual property rights in some countries;

•	the uncertainty and costs of compliance with differing foreign laws and regulations;

•	potentially adverse tax consequences, including regulatory requirements regarding our ability to repatriate profits to the United States;

•	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our solutions in certain non-U.S. markets;

•	fluctuations in currency values; and

•	political and economic instability and terrorism.

We may be subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products may be subject to various export controls and because we incorporate encryption technology into certain of our products, certain of our products may be exported from various countries only with the required export license or through an export license exception. Furthermore, certain export control and economic sanctions laws prohibit the shipment of certain products, technology, software and services to embargoed countries and sanctioned governments, entities, and persons. If we fail to comply with the applicable export control laws, customs regulations, economic sanctions or other applicable laws, we could be subject to monetary damages or the imposition of restrictions which could materially adversely affect our business, financial condition, results of operations and prospects and could also harm our reputation. Further, there could be criminal penalties for knowing or willful violations, including incarceration for culpable employees and managers. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

In addition, various countries regulate the import of certain encryption technology and products, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations or create delays in the introduction of our products into international markets. Any decreased use of our products or limitation on our ability to export or sell our products could materially adversely affect our business, financial condition, results of operations and prospects.

Changes in U.S. trade policies could disrupt global supply, manufacturing and customer relationships, which may make our products more expensive or unavailable in foreign markets.

The current U.S. Administration has made significant changes to U.S. trade policy, including new or increased tariffs on a broad range of goods imported into the United States, particularly from China, with additional tariffs and other actions still under consideration. These changes in U.S. trade policy have triggered retaliatory protectionist actions by affected countries, the continuation or expansion of which could restrict our ability to do business in or with affected countries or could prohibit, reduce or discourage purchases of our products by foreign customers and result in higher prices and reduced demand for our products in foreign markets. For example, there are risks that the Chinese government may, among other things, impose additional or increased tariffs on imports of U.S. goods, require Chinese companies to use more local suppliers, compel companies that do business in China to partner with local companies and provide incentives to government-backed local customers to buy from local suppliers rather than companies like ours. In addition, foreign governments may pursue internal programs and policies to develop domestic technologies that reduce foreign customers’ demand for our products. For example, China’s Made in China 2025 program aims to build industries in numerous technological sectors, including 5G mobile communications, among others. As a result, risk of doing business in China is likely to increase, if it has not already, including the risk of theft of intellectual property and data and potentially different treatment of foreign owned intellectual property rights and data than that owned or developed in China. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products through increased costs and cause our sales and revenues to drop, which could materially and adversely impact our business and results of operations. Moreover, escalating and retaliatory tariffs or other protectionist measures among the U.S. and other countries may depress the overall economic condition of countries in which our customers are located, such as China, which could harm our business.

Currency exchange rates, fluctuations of currency exchange rates and limitations imposed by certain countries on the outflow of their currencies could have a material adverse effect on our results of operations.

We are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the fact that:

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A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in non-U.S. dollar currencies, including Indian rupees (“INR”), Israeli shekels (“NIS”) and British Pounds (“GBP”), whereas the currency we use to report our financial results is the U.S. dollar and most of our revenue is generated in U.S. dollars. A significant strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel. Should the NIS strengthen in comparison to the U.S. dollar our results of operations will be adversely affected;

•	A portion of our international sales is denominated in currencies other than U.S. dollars, such as the euro, thereby exposing us to gains and losses on non-U.S. currency transactions;

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A substantial portion of our international sales is denominated in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar may impair the purchasing power of our customers and could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations; and

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We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening U.S. dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer U.S. dollars.

From time to time, we may enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, such hedging transactions may not prevent all exchange rate-related losses and risks. To the extent that these exposures are not fully hedged or the hedges are ineffective, our results or equity may be reduced by fluctuations in foreign currency exchange rates that could materially adversely affect our business, results of operations, financial condition, cash flows and prospects. Therefore, our business and profitability may be harmed by such exchange rate fluctuations. In certain circumstances and depending on the currencies in which certain sales are denominated and the countries in which we are profitable or not profitable, a significant decrease or increase in the value of the U.S. dollar relative to the value of other local currencies could have a material adverse effect on the gross margins and profitability of our international operations. In addition, certain countries in which we operate, or in which we may operate, limit the outflow of their currencies to purchase products from foreign companies thus limiting the ability of existing or potential customers to purchase our products. As a result, these practices may have a material adverse effect on our business, results of operations, financial condition, cash flows and prospects.

Rules of the Authority for Technological Innovation (formerly known as the Office of the Chief Scientist) may limit our ability to transfer technology outside of Israel or engage in strategic transactions or require us to pay redemption fees in the event we engage in such transactions.

Historically, a portion of the research and development operations of our Israeli subsidiary benefited from financial incentives provided by government agencies to promote research and development activities performed in Israel. Our research and development activities included projects submitted for partial funding under a program administered by the Authority for Technological Innovation of the Israeli Ministry of the Economy, formerly known as the Office of the Chief Scientist (the “ATI”), under which reimbursement of a portion of our research and development expenditures was made subject to final approval of project budgets. Although the Government of Israel does not own proprietary rights in the ATI-funded Products and there is no specific restriction by the ATI with regard to the export of the ATI-funded Products, under certain circumstances, there may be limitations on our ability to transfer technology, know-how and manufacturing of ATI-funded Products outside of Israel. Such limitations could result in the requirement to pay increased royalties or a redemption fee calculated according to the applicable regulations. During the year ended January 31, 2013, we discontinued the practice of seeking funding from the ATI, and have not submitted any new applications for funding. In addition, we do not plan to submit any new applications for funding. However, the limitations on the transfer of technology, know-how and manufacturing of ATI-funded Products outside of Israel continue to apply. The difficulties in obtaining the approval of the ATI for the transfer of technology, know-how, manufacturing activities and/or manufacturing rights out of Israel could impair the ability of some of our subsidiaries to outsource manufacturing, enter into strategic alliances or engage in similar arrangements for those technologies, know-how or products or, if approved may require us to pay significant redemption fees. If we are restricted from engaging in such transactions or may be required to pay redemption fees, our business, results of operations, financial condition, cash flows and prospects could be materially adversely affected.

Risks Relating to Laws and Regulation

Breaches of our cybersecurity systems and measures could degrade our ability to conduct our business operations, process certain information and data, deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties, expose us to regulatory investigation, action and penalties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our information technology (“IT”) systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners, including the storage of proprietary, confidential and commercially sensitive information and information relating to identified or identifiable natural persons. We leverage our internal IT systems, and those of our service providers, to enable, sustain, and support our business interests. We are not aware of any material breach of our cybersecurity systems, network or data; however, certain persons and entities may attempt to penetrate our network, the systems hosting our website or our other networks and systems, and may otherwise seek to misappropriate our proprietary or confidential information or cause interruptions of our service. Because the techniques used by such persons and entities to access or sabotage networks and systems change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information or that of their subscribers. In addition, sophisticated operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of our networks, system, or products or our processing of personal information or other data. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in a safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if any of our cybersecurity systems, processes or policies, or those of any of our manufacturers, logistics providers, other service providers customers or independent contractors fail to protect against and/or remediate unauthorized access, sophisticated hacking or terrorism and the mishandling, misuse or misappropriation of data by employees, contractors or other persons or entities, software errors, failures or crashes, interruptions in power supply, virus proliferation or malware, communications failures, acts or war or sabotage, or denial-of-service attacks, or other cybersecurity breaches or incidents, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property, personal information and other confidential and proprietary data, could be stolen;

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our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored;

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our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition, damage to our relationships with customers and prospective customers and damage to our reputation;

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defects and security vulnerabilities could be introduced into our software, products, network and systems, thereby damaging our reputation and perceived reliability and security of our products and potentially making the systems of our customers vulnerable to data loss and cyber incidents;

•	accidental release or loss of access to information maintained in our information systems and networks, including personal information of our employees and our customers may occur; and

•	personally identifiable data relating to various parties, including end users, employees and business partners could be compromised.

Furthermore, outside parties may attempt to fraudulently induce our employees or employees of our vendors to disclose sensitive information in order to gain access to our system and processes. The number and complexity of these threats continue to increase over time. Although we develop, maintain and regularly monitor systems and controls designed to prevent these events from occurring, and we have a process to identify and mitigate threats, the development, and maintenance of these systems, controls, and processes require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite our efforts, the possibility of these events occurring cannot be eliminated entirely.

Should any of the above events occur, we could be subject to significant claims for liability from our customers, employees or others and legal or regulatory investigations or actions from governmental agencies or competent courts. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Any regulatory, contractual or other actions, litigations, investigations, fines, penalties and liabilities relating to any actual or alleged misuse or misappropriation of personal data or other confidential or proprietary information could be significant in terms of monetary exposure and reputational impact and necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems, processes, policies and procedures and remediate damages. Consequently, our financial performance and results of operations could be materially adversely affected.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, as set out under the General Data Protection Regulation (2016/679) (“GDPR”), that are likely to result in a high risk to the rights and freedoms of these individuals, and in some cases our agreements with certain customers may require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high profile security breach occurs with respect to another similar provider, customers may lose trust in the security of the business model and underlying technology generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of personal data, including customer information, or any actual or perceived violations of cybersecurity regulations, could impair our reputation and cause us to lose customers or revenue, or face litigation or administrative proceedings, necessitate customer service or repair work that would involve substantial costs and divert our management’s attention and resources. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be vulnerable.

Our business is subject to complex and evolving foreign laws and regulations in the U.S. and internationally. These laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in the growth of our business, or otherwise harm our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, rights of publicity, data protection, content regulation, intellectual property, competition and taxation. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted or applied in ways that could harm our business, particularly in the new and rapidly evolving industry in which we operate. In addition, foreign data protection, privacy, consumer protection and other laws and regulations are often more restrictive than those in the United States. In particular, the European Union and its member states traditionally have taken broader views as to types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers, and on us. We expect there will continue to be new laws, regulations and standards concerning privacy or data protection on the federal, state, and foreign levels in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, California recently passed the California Consumer Privacy Act of 2018 (the “CCPA”), which becomes effective on January 1, 2020. The CCPA gives residents of California many statutory rights similar to those granted to consumers under the GDPR. The European Union has also proposed the ePrivacy Regulation, which will replace both the ePrivacy Directive and all the national laws implementing this directive. The ePrivacy Regulation, as proposed, would impose strict opt-in marketing rules, change rules about cookies, web beacons and related technologies and significantly increase penalties for violations. It would also retain the additional consent conditions under the GDPR. Such regulations may have a negative effect on businesses, including ours, that collect, process and use online usage information for consumer acquisition and marketing and may increase the potential civil liability and cost of operating a business that collects, processes or uses such information and undertakes online marketing.

Regulations affecting broadband infrastructure could damage demand for our products.

Laws and regulations governing the Internet are emerging but remain largely unsettled, even in the areas where there has been some legislative action. Regulations may focus on, among other things, assessing access or settlement charges, or imposing tariffs or regulations based on the characteristics and quality of products, either of which could restrict our business or increase our cost of doing business. Government regulatory policies are likely to continue to have a major impact on the pricing of existing and new network services and, therefore, are expected to affect demand for those services and the communications products, including our products, supporting those services. There will likely be future government regulatory policies relating to migration to the cloud as these technologies become more prevalent in the U.S. and globally.

Any changes to existing laws or the adoption of new regulations by federal or state regulatory authorities or any legal challenges to existing laws or regulations affecting IP networks could materially adversely affect the market for our products. Moreover, customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products or address any regulatory changes could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to comply with our corporate governance standards, which could negatively affect our business, results of operations, financial condition, cash flows and prospects.

We may be subject to corporate governance laws and regulations. In some of the countries where we operate, corruption risks are high and compliance failure could have a material impact on our business, financial condition and brand, and there is a high focus on anti-corruption. To ensure that our operations are conducted in accordance with applicable laws and requirements, our management system will include a code of conduct and other policies and directives to govern our processes and operations. Once we become a public company, there may also be an increased demand from external stakeholders, including non-governmental organizations and investors on transparency in compliance. While we will attempt to monitor and audit internally and externally our compliance with relevant policies and directives, we cannot provide any assurances that violations will not occur which could have material adverse effects on our business, results of operations, financial condition, cash flows and prospects.

Risk Related to Indebtedness

We have outstanding debt that could limit our ability to make expenditures and investments in the conduct of our business and adversely impact our ability to obtain future financing.

We have outstanding debt. Our indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of our indebtedness. We may be required to dedicate significant cash flows from operations to make such payments, which could limit our ability to make other expenditures and investments in the conduct of our business. Our indebtedness may also reduce our flexibility in planning for or reacting to changes in our business and market conditions. Our indebtedness also exposes us to interest rate risk, since our debt obligations generally bear interest at variable rates. In addition, we may incur additional indebtedness to meet future financing needs. If we add new debt, the risks described above could increase.

Our 2018 Credit Agreement contains restrictive and financial covenants that may limit our operating flexibility.

Our 2018 Credit Agreement contains certain restrictive covenants, that, to the extent that certain amounts are outstanding thereunder, limit our ability to (1) incur additional indebtedness and liens, (2) merge with other companies or consummate certain changes of control, (3) dispose of our property, (4) make or pay certain restricted payments, (5) make certain investments, (6) pay, prepay, redeem, purchase, defease or otherwise satisfy for value prior to the scheduled maturity thereof any amount owing with respect to certain restricted debt, (7) enter into certain transactions involving payment to our affiliates, (8) changes in line of business, and (9) enter into various specified transactions, in each case, subject to certain customary exceptions. We, therefore, may not be able to engage in any of the foregoing transactions to the extent prohibited by the 2018 Credit Agreement unless we obtain the consent of our lenders or prepay the outstanding amount under the 2018 Credit Agreement. The 2018 Credit Agreement also contains a certain financial covenant which, to the extent applicable, limits the amount of secured first lien indebtedness that we may incur and also contains certain financial reporting requirements. We have pledged substantially all of our, and certain of our U.S subsidiaries’, assets under our obligations under the 2018 Credit Agreement. We may not be able to generate or sustain sufficient cash flow or sales to meet the financial covenant or pay the principal and interest under the 2018 Credit Agreement. Furthermore, our future working capital, borrowings or equity financing could be unavailable to repay or refinance the amounts outstanding under the 2018 Credit Agreement. In the event of a liquidation, our lender would be repaid all outstanding principal and interest prior to distribution of assets to unsecured creditors, and the holders of our ordinary shares would receive a portion of any liquidation proceeds only if all of our creditors, including our lender, were first repaid in full.

Risks Related to Being a Public Company

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting, administrative and other costs and expenses that we have not previously incurred or have experience with as a private company. We will be subject to the reporting requirements of the Exchange Act which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules subsequently implemented by the SEC and the NASDAQ impose numerous requirements on public companies, including establishment and maintenance of effective disclosure controls and procedures and internal control over financial reporting and corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and may impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to compliance with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements and appropriately training our employees and management. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to such companies could make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012, and may remain an “emerging growth company” until the last day of the year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues equals or exceeds an amount specified by regulation (currently $1.07 billion) or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected not to avail ourselves of this exception and therefore will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

Risks Related to this Offering and Ownership of Our Class A Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting control with affiliates of Siris Capital, including control over decisions that require approval of shareholders; this will limit or preclude your ability to influence corporate matters submitted to shareholders for a vote.

Each of the Class A and Class B ordinary shares have equivalent rights to distributions from the company. However, the holders of our Class A ordinary shares offered hereby will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per share. After giving effect to the sale of the Class A ordinary shares offered hereby, shareholders who beneficially own Class B ordinary shares will represent     % of the combined voting power of our outstanding ordinary shares after this offering (approximately     % of the combined voting power of our outstanding ordinary shares if the underwriters exercise in full their option to purchase an additional                 Class A ordinary shares).

Pursuant to our Articles of Association, each holder of our Class B ordinary shares will have the right to convert its Class B Ordinary Shares for our Class A ordinary shares, at any time, upon notice to us, on a one-for-one basis, subject to customary adjustments.

Because of the ten-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, affiliates of Siris Capital (which holds all of our outstanding Class B ordinary shares) will collectively control a majority of the combined voting power of our ordinary shares and therefore be able to control all matters submitted to our shareholders so long as affiliates of Siris Capital own a requisite percentage of our total outstanding ordinary shares. Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

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so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

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in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

Until such time as affiliates of Siris Capital are no longer entitled to designate individuals to be included in the nominees recommended by our Board for election to our Board, affiliates of Siris

Capital will have the ability to elect all of the members it nominates to our Board, and thereby, will exert a significant amount of control over our management and affairs. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future. The difference in voting rights could also adversely affect the value of our Class A ordinary shares by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B ordinary shares to have value.

In addition, our Articles of Association permit the issuance of additional Class B ordinary shares to affiliates of Siris Capital after the completion of this offering. If any such additional Class B ordinary shares were to be issued to affiliates of Siris Capital, because of the ten-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, holders of Class A ordinary shares would experience a further and potentially significant lessening of their voting power and ability to influence matters submitted to our shareholders and potentially a resulting decline in the value of our Class A ordinary shares.

Additionally, affiliates of Siris Capital’s interests may not align with the interests of our other shareholders. Affiliates of Siris Capital is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us and shall have no obligation to present any such opportunities to us. Affiliates of Siris Capital may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our dual class structure may depress the trading price of our Class A ordinary shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in negative publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have each announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock or ordinary shares from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for your Class A ordinary shares. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of your Class A ordinary shares.

We will be a controlled company within the meaning of the NASDAQ rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

After the completion of this offering, our controlling shareholder will continue to control a majority of the voting power of our outstanding shares. As a result, we will be a controlled company within the meaning of the corporate governance standards of the NASDAQ. Under the NASDAQ rules, a controlled company may elect not to comply with certain corporate governance requirements of the NASDAQ, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we have adopted charters for our compensation committee and nominating and corporate governance committee and intend to conduct annual performance evaluations for these committees, neither of these committees will be composed entirely of independent directors immediately following the completion of this offering. The phase-in rules of the SEC and the NASDAQ with respect to the audit committee permit us to have an audit committee that has a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ.

Our directors may have conflicts of interest because of their ownership of equity interests of, and their employment with, Siris Capital and our affiliates.

Certain of our directors hold ownership interests in affiliates of Siris Capital and/or ownership in and employment positions with its affiliates. Such interests in affiliates of Siris Capital by our directors could create, or appear to create, potential conflicts of interest when our directors are faced with decisions that could have different implications for us and for Siris Capital or its affiliates. We cannot assure you that any conflicts of interest will be resolved in our favor. For a further description of our relationship with affiliates of Siris Capital, see “Certain Relationships and Related Party Transactions.”

No public market for our shares currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our shares. Although our shares have been approved for listing on the NASDAQ, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The initial public offering price for our shares will be determined through our negotiations with the underwriters, and may not bear any relationship to the market price at which our shares will trade after this offering or to any other established criteria of the value of our business. The price of our shares that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, many of which are beyond our control and may not be related to our operating performance.

We may invest or spend the proceeds of this offering in ways with which you may not agree or which may not yield a return.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our shareholders, and this may not increase our operating results or the market value of our shares. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the NASDAQ. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls we develop may become inadequate because of growth in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior financial reporting periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act once we cease to be an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our shares.

We have expended and anticipate we will continue to expend significant resources, and we expect to provide significant management oversight, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business and negatively impact our share price. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

The preparation of our financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in “Management’s Discussion and Analysis of Financial Condition—Critical Accounting Policies and Significant Judgments and Estimates,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to realization of deferred tax assets, identification and measurement of uncertain tax positions, estimates to complete on percentage-of-completion projects and determination of stand-alone selling price for multiple element arrangements, goodwill impairment valuation, purchase price accounting valuation and contingencies and litigation. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our stock.

Although we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2019 taxable year or in the foreseeable future, investors in our Class A ordinary shares may be subject to significant adverse U.S. federal income tax consequences if we are or become a PFIC.

Under the Code, we will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based on our current operations, business plan, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for 2019 and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences to U.S. Holders”) may be subject to significant adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain burdensome reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares, even if we cease to meet the threshold requirements for PFIC status. For more information see “Material U.S. Federal Income Tax Consequences to U.S. Holders.”

If a U.S. Holder is treated as owning at least 10% of our common shares, such holder may be subject to adverse U.S. federal income tax consequences.

We may be classified as a controlled foreign corporation (“CFC”) for the current taxable year and may be classified as a CFC in future taxable years. If we are classified as a CFC for a taxable year and a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our common shares, such U.S. Holder may be treated as a “United States shareholder” with respect to us and each CFC in our group (if any). A United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” or GILTI, and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject such shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any of such CFCs. Further, we cannot provide any assurances that we will furnish to any United States shareholders information that may be necessary to comply with the reporting and tax paying obligations discussed above. U.S. Holders should consult their tax advisors regarding the potential application of these rules to any investment in our common shares.

Transfers of our shares outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

On completion of this offering, as noted below, it is anticipated that the new Class A ordinary shares will be issued to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current case law and HMRC practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the issue of the Class A ordinary shares into DTC’s facilities or on transfers of book-entry interests in Class A ordinary shares within DTC’s facilities and you are strongly encouraged to hold your Class A ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the Class A ordinary shares from within the DTC system to a purchaser out of DTC and any subsequent transfers that occur entirely outside the DTC system, will attract a charge to stamp duty (or SDRT to the extent there is no relevant transfer document or the stamp duty charge is not paid within prescribed time periods) at a rate of 0.5% of any consideration, which is payable by the transferee of the Class A ordinary shares. Any such stamp duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in our company books. However, if those Class A ordinary shares are redeposited into DTC, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that our Class A ordinary shares held in certificated form cannot be transferred into the DTC system until the transferor of the Class A ordinary shares has first delivered the Class A ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such Class A ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding Class A ordinary shares, please see the section entitled “Material U.K. Tax Considerations—Stamp Duty and Stamp Duty Reserve Tax” of this prospectus.

Our share price may be volatile, and you may not be able to resell our Class A ordinary shares at or above the price you paid.

Our share price may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including:

•	a slowdown in the mobile network industry or the general economy;

•	United States and international regulatory, political and economic factors unrelated to our performance;

•	market conditions in the broader stock market;

•	actual or anticipated quarterly or annual variations in our results of operations from those of our competitors;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	fluctuations in the values of companies perceived by investors to be comparable to us;

•	competition from existing technologies and products or new technologies and products that may emerge;

•	the entry into, modification or termination of customer contracts;

•	developments with respect to intellectual property rights;

•	sales, or the anticipation of sales, of our Class A ordinary shares by us, our insiders or our other shareholders, including upon the expiration of contractual lock-up agreements;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	our commencement of, or involvement in, litigation or governmental investigations;

•	additions or departures of key management or technical personnel;

•	changes in governmental regulations applicable to the market we serve;

•	guidance, if any, that we may provide to the public, any changes in this guidance or our failure to meet this guidance;

•	tax developments;

•	announcements by us or our competitors of new products or services, significant contracts, commercial relationships, capital commitments or acquisitions;

•	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	default under agreements governing our indebtedness;

•	exchange rate fluctuations; and

•	other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results may negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

In addition, the stock markets, and the market for growth stocks in particular, have from time to time experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance. You may not realize any return on your investment in us and may lose some or all of your investment.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

The trading market for our Class A ordinary shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A ordinary shares may have had relatively little experience with our company, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports covering us, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Because our initial public offering price is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A ordinary shares, new investors will incur immediate and substantial dilution.

The initial public offering price is substantially higher than the as adjusted net tangible book value per share of Class A ordinary shares based on our total tangible assets, which consist of our total assets, reduced by the amount of our total liabilities, goodwill and intangible assets immediately following this offering. Therefore, if you purchase Class A ordinary shares in this offering, you will experience immediate and substantial dilution of approximately $        per share in as adjusted net tangible book value, the difference between the price you pay for our Class A ordinary shares and its as adjusted net tangible book value per share after completion of this offering. Please read “Dilution” for more information on this calculation. Furthermore, any issuance of shares in connection with acquisitions by us, the exercise of stock options or otherwise would dilute the percentage ownership held by the investors who purchase our shares in this offering.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, shareholders must rely on stock appreciation for any return on their investment.

We do not currently anticipate declaring any cash dividends to holders of our Class A ordinary shares in the foreseeable future. Consequently, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not invest in our Class A ordinary shares.

Anti-takeover provisions contained in our articles of association, as well as provisions of English law, could impair a takeover attempt.

Certain provisions in our articles of association are intended to have the effect of delaying or preventing a change in control or changes in our management. For example, our Articles of Association includes provisions that establish an advance notice procedure for shareholder resolutions to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors. U.K. law also prohibits the passing of written shareholder resolutions by public companies. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management, even if these events would be beneficial for our shareholders. For further information regarding the anti-takeover provisions, please see the section entitled “Description of Share Capital.”

We are subject to new U.S. foreign investment regulations which may impose additional burdens on or may limit certain investors’ ability to purchase our Class A ordinary shares, potentially making our Class A ordinary shares less attractive to investors.

In October 2018 the U.S. Department of Treasury announced a pilot program to implement part of the Foreign Investment Risk Review Modernization Act (“FIRRMA”), effective November 10, 2018. The pilot program expands the jurisdiction of the Committee on Foreign Investment in the United States (“CFIUS”), to include certain direct or indirect foreign investments in a defined category of U.S. companies, including certain companies in the telecommunications and mobile network industries. Among other things, FIRRMA empowers CFIUS to require certain foreign investors to make mandatory filings and permits CFIUS to charge filing fees related to such filings. Such filings are subject to review by CFIUS. Any such restrictions on the ability to purchase our Class A ordinary shares that have the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our Class A ordinary shares and could also affect the price that some investors are willing to pay for our Class A ordinary shares.

Future sales, or the perception of future sales, of our Class A ordinary shares may depress the price of our Class A ordinary shares. In addition, a significant portion of our Class A ordinary shares is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

If we sell, or any of our shareholders sells, a large number of our Class A ordinary shares, or if we issue a large number of shares in connection with future acquisitions, financings or other circumstances, the market price of our Class A ordinary shares could decline significantly. Moreover, the perception in the public market that we or our shareholders might sell our Class A ordinary shares could depress the market price of those shares.

We cannot predict the size of future issuances of our ordinary shares or the effect, if any, that future issuances or sales of our shares will have on the market price of such shares. Sales of substantial amounts of our Class A ordinary shares, including sales by significant shareholders, and shares issued in connection with any additional acquisition, may adversely affect prevailing market prices for our Class A ordinary shares. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate. See “Shares Eligible for Future Sale.”

After this offering, we will have                  shares of Class A ordinary shares outstanding. We, all of our directors and executive officers and certain of our shareholders have agreed to a 180-day lock-up period (subject to certain exceptions) provided under agreements executed in connection with this offering. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or some portion of the Class A ordinary shares subject to lock-up agreements at any time and for any reason. We also intend to file a Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register all Class A ordinary shares that we may issue under our equity compensation plans. Moreover, certain shareholders have certain demand registration rights that could require us to file registration statements in connection with sales of our Class A ordinary shares by such shareholder. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Such sales by such shareholder could be significant. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our Class A ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them or are released from the restrictions of the lock-up agreements prior to their expiration, which may make it more difficult for you to sell your Class A ordinary shares at a time and price that you deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:

•	our dependence on a limited number of major customers for a substantial portion of our revenue;

•	that we have incurred net losses and may not be able to achieve or sustain profitability;

•	that we are subject to significant litigation;

•	significant competition, including from larger, well-established companies;

•	the concentration of our customers and the number of subscribers they service;

•	fluctuations in our quarterly results of operations;

•	the adoption by our customers of our new product offerings;

•	delays in the speed of adoption of 5G technology by MNOs;

•	that we must often establish and demonstrate the benefits of new and innovative offerings to customers;

•	that contractual obligations could expose us to uncapped or other significant liabilities;

•	the loss of members of our senior management team or other key employees, and our ability to attract or retain employees;

•	our ability to successfully undertake business combinations and acquisitions and/or integrate such acquisitions into our existing framework;

•	changes in effective tax rates or outcomes resulting from examinations of our tax returns;

•	our ability to utilize our net operating loss carryforwards;

•	the elimination of LIBOR;

•	impairment of goodwill or other intangible assets;

•	potential labor disruptions;

•	our potential need for additional capital to support business growth and the potential unavailability of such capital on favorable terms to us or at all;

•	that infringement claims are common in our industry and we may be obligated to indemnify such claims;

•	our ability to protect our intellectual property rights;

•	currency fluctuation risks;

•	complex and evolving foreign laws and regulations governing our business;

•	reduced disclosure requirements related to our status as an emerging growth company;

•	our status as a controlled company;

•	conflicts of interest between our controlling shareholder and other holders of our Class A ordinary shares;

•	that transfers of our shares outside of DTC may be subject to stamp duty or stamp duty reserve tax in the U.K.;

•	unfavorable research or analyst reports concerning our business;

•	our present intention to retain all available funds and future earnings without paying dividends; and

•	future sales, or the perception of future sales, of our Class A ordinary shares may dilute the value or depress the price of our Class A ordinary shares.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus). If the underwriters exercise in full their option to purchase an additional                  Class A ordinary shares from us, we estimate the net proceeds to us will be approximately $         million.

We estimate that the offering expenses (other than the underwriting discount) will be approximately $         million.

We intend to use the net proceeds from this offering to repay certain outstanding indebtedness under our 2018 Term Loans and for general corporate purposes. The $         million of indebtedness related to the 2018 Term Loans to be repaid with the proceeds of this offering matures on May 8, 2023, and as of January 31, 2019, bears interest at the rate of     %. Affiliates of certain of the underwriters are lenders under the 2018 Term Loans and accordingly will receive a portion of the proceeds from this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the amount of net proceeds to us from this offering by $         million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our Class A ordinary shares in the foreseeable future following the consummation of this offering. Any determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, liquidity, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our ability to pay dividends on our Class A ordinary shares is limited by the terms of our existing indebtedness and may be restricted by the terms of any future credit agreement or any future debt or preferred securities of ours or of our subsidiaries. See “Description of Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Furthermore, we are a holding company and has no direct operations. All of our business operations are conducted through our subsidiaries. Any dividends we pay will depend upon our funds legally available for distribution, including dividends from our subsidiaries. See “Description of Share Capital—Differences in Corporate Law—Distribution and Dividends.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of January 31, 2019 (i) on an actual basis, derived from our historical consolidated balance sheet as of January 31, 2019, included elsewhere in the prospectus, (ii) on an as adjusted basis, to give effect to the Corporate Reorganization (but prior to giving effect to this offering), assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus and (iii) on an as further adjusted basis, assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses and giving effect to the repayment of certain outstanding indebtedness under our 2018 Term Loans, as described under “Use of Proceeds,” as if the consummation of this offering had occurred on January 31, 2019.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of January 31, 2019
	Actual		As Adjusted	As Further Adjusted
	(Unaudited)
	(dollars in thousands, except share and per share data)
Cash and cash equivalents		$46,362	$	$

Debt:
2018 Credit Agreement (net of issuance costs)		$526,138	$	$

Total debt

Shareholder’s equity

Class A ordinary shares, $0.001 par value; no shares authorized, issued and outstanding, actual;                  shares authorized and                  shares issued and outstanding, as adjusted;                  shares authorized and                  shares issued and outstanding, as further adjusted

Class B ordinary shares; $0.001 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income

Total shareholder’s equity

Total capitalization	$		$	$

DILUTION

Our net tangible book value as of January 31, 2019 was $         million, or $         per Class A ordinary share after giving effect to the conversion of all Class B ordinary shares into Class A ordinary shares. Net tangible book value per Class A ordinary share before this offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of Class A ordinary shares outstanding as of January 31, 2019 after giving effect to the conversion of all Class B ordinary shares into Class A ordinary shares.

After giving effect to (i) the sale of                 Class A ordinary shares sold by us in this offering at an assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus, (ii) the Corporate Reorganization, and (iii) the conversion of all Class B ordinary shares into Class A ordinary shares, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us and the application of the net proceeds therefrom and giving effect to the repayment of certain outstanding indebtedness under our 2018 Term Loans as described in “Use of Proceeds,” our as adjusted net tangible book value as of January 31, 2019 would have been $        , or $         per Class A ordinary share. This represents an immediate increase in as adjusted net tangible book value of $         per Class A ordinary share and an immediate dilution in as adjusted net tangible book value $         per Class A ordinary share to new investors who purchase Class A ordinary shares in this offering. The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per Class A ordinary share	$
Net tangible book value per share as of January 31, 2019	$
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering	$
Dilution of net tangible book value per share to new investors	$

Dilution has been determined by subtracting as adjusted net tangible book value per Class A ordinary share after this offering from the assumed initial public offering price per Class A ordinary share.

A $1.00 increase or decrease in the assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total net tangible book value per share after this offering by $         per Class A ordinary share and dilution to new investors by $         per Class A ordinary share, assuming that the number of Class A ordinary shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

The following table summarizes, as of January 31, 2019, on the as adjusted basis described above, the total number of Class A ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by the existing shareholders and by new investors purchasing shares from us in this offering, based on an assumed initial public offering price of $         per Class A ordinary share, which is the mid-point of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

	Class A Ordinary shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%			%	$
New investors

Total			%			%	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per Class A ordinary share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in Class A ordinary shares and total consideration paid by all holders of Class A ordinary shares by $         million, assuming that the number of Class A ordinary shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase or decrease the total consideration paid to us by new investors in Class A ordinary shares and total consideration paid to us by all holders of Class A ordinary shares by $         million, based on an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional Class A ordinary shares, the number of Class A ordinary shares held by existing shareholders after the completion of this offering will be                 , or     % of the total Class A ordinary shares outstanding after this offering, and the number of Class A ordinary shares held by new investors will be                 , or     % of the total Class A ordinary shares outstanding after this offering.

CORPORATE REORGANIZATION

Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests. We refer to this reorganization throughout this prospectus as the “Corporate Reorganization.” As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc having the rights related to Class B ordinary shares as set forth in this prospectus. Except as disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included in this prospectus are those of Mavenir Private Holdings II Ltd. and its subsidiaries and do not give effect to the Corporate Reorganization. We do not expect the Corporate Reorganization to have a material effect on our consolidated financial statements, except with respect to share count, earnings per share and other per share metrics.

The purpose of the Corporate Reorganization is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A ordinary shares in this offering—is a public limited company under the laws of England and Wales instead of a private company incorporated under the laws of England and Wales.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth Mavenir Private Holdings II Ltd.’s selected financial and operating data as of the dates and for the financial reporting periods indicated. The financial and operating data as of January 31, 2019 and 2018 and for each of fiscal 2018 and 2017 have been derived from Mavenir Private Holdings II Ltd.’s audited consolidated financial statements included elsewhere in this prospectus.

The selected historical financial information is not necessarily indicative of the results that may be expected in any future financial reporting period, and our results of operations for any interim financial reporting period are not necessarily indicative of the results to be expected for the full year. The following selected financial and operating data should be read in conjunction with “Capitalization,” “Prospectus Summary—Summary Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended January 31,
	2019	2018
	(in thousands)
Consolidated Statement of Operations Data:
Product revenue	$287,916	$248,566
Post-contract revenue	105,193	112,924

Total revenue(1)	393,109	361,490

Cost of product revenue	129,674	151,901
Cost of post-contract revenue	31,920	34,409

Cost of revenue	161,594	186,310

Gross profit	231,515	175,180
Gross profit margin	58.9%	48.5%
Research and development expenses	90,681	84,483
Selling, general and administrative expenses	134,017	174,470
Restructuring expenses and other	28,911	28,872

Total operating expenses	415,203	474,135

Operating loss	(22,094)	(112,645)
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Foreign exchange loss (gain) and other, net	598	12,126

Loss before income tax expense	(96,703)	(181,135)
Income tax (benefit) expense	523	(7,913)

Net loss	$(97,226)	$(173,222)

Basic and diluted net loss per ordinary share(2)	$(24,307)	$(43,306)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	4	4

Pro forma net loss per ordinary share(3)

(1)

On February 1, 2018 the Company adopted ASC 606 (“Revenue from contracts with customers”) using the modified retrospective method of adoption with the cumulative impact of $10.8 million recognized in retained earnings (accumulated deficit) as of February 1, 2018.

(2)

Earnings per share is calculated based on Mavenir Private Holdings II Ltd. outstanding shares. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods we use to calculate basic and diluted net loss per ordinary share.

(3)

Pro forma net loss per ordinary share is calculated using the number of ordinary shares outstanding after giving effect to the Corporate Reorganization, assuming an initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover page of this prospectus. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having a value equivalent to those equity interests.

	As of January 31,
	2019	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$46,362	$54,322
Total assets	1,363,220	1,459,519
Long term obligations	526,138	435,152
Total shareholder’s equity	402,254	486,645

Non-GAAP Financial Information:

	Year Ended January 31,
	2019	2018
	(In thousands)
Net income (loss)—GAAP	$(97,226)	$(173,222)
Foreign currency (gain) / loss	598	12,126
Restructuring and other	28,911	28,872
Acquisition and integration costs	13,748	33,610
Siris Capital sponsor expenses	2,597	3,300
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Income tax (benefit) expense	523	(7,913)
Depreciation and amortization	74,205	71,276

Adjusted EBITDA(1)	$97,367	$24,413

Revenues	$393,109	$361,490
Adjusted EBITDA margin(1)	24.8%	6.8%

(1)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and for a discussion of these measures, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Net Income” and “—Non-GAAP Financial Measures” in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections “Prospectus Summary—Summary Historical Financial and Operating Data,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations “MD&A”), is provided to supplement the consolidated financial statements and the related notes included elsewhere in this prospectus. We intend for this discussion to provide you with information that will assist you in understanding our financial statements, the changes in key items in those financial statements from year to year, and the primary factors that accounted for those changes. The MD&A is organized as follows:

•

Overview.    This section provides a general description of our business as well as trends and other factors affecting our business that we believe are necessary to understand our financial condition and results of operations.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for fiscal 2018 and 2017.

•	Liquidity and Capital Resources. This section provides an analysis of our ability to generate cash and to meet existing known or reasonably likely future cash requirements.

•

Critical Accounting Policies and Significant Judgments Estimates.    This section discusses the accounting policies and estimates that we consider important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Data for fiscal 2018 and 2017 has been derived from our audited consolidated financial statements.

Overview

We are a leading provider of end-to-end, cloud-native software solutions that enable MNOs to deliver mobile network services to consumers and enterprises. We are at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable our customers to transform their networks to become more agile, flexible and scalable while reducing their TCO. Our software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help our customers unlock new revenue opportunities.

Growing demands for bandwidth and new use cases in evolving mobile broadband technologies, including 5G, make it critical for MNOs to move away from traditional, proprietary mobile network infrastructures and adapt to a more agile web-scale model.

Our software solutions enable MNOs to operate their networks in a more flexible and cost-effective way by leveraging open interfaces, automating network services and running on COTS hardware with a layer that virtualizes hardware resources (referred to as NFV). This “web-scale”

approach permits individual services to be independently developed, operated and upgraded with continuous development capabilities without impacting other network functions. It also eliminates the need for more expensive proprietary configuration or dedicated type of hardware, allowing COTS hardware computing resources to be pooled across various network functions. As a result, our customers are able to more quickly deploy and scale services in a cost-efficient manner.

Our customer base consists of over 250 MNOs, who serve over 3 billion subscribers across more than 120 countries. This base includes 17 of the 20 largest MNOs, including the “big four” U.S. MNOs. Importantly, we have created long-term relationships, with more than 50% of our customer base having been customers for 11 or more years.

Trends and Factors Affecting our Financial Condition

We generate revenues from product revenue and post-contract support. Our products primarily consist of software solutions that run on COTS hardware procured either by us or purchased directly by our customers. We also generate post-contract revenues from customer support and software maintenance agreements. While we do not have contractual arrangements to ensure future sales of our solutions to our existing customers, over 50% of our customer base have been customers for over 11 years.

We plan to grow our business by: continuing to pursue opportunities within our global customer base; capitalizing on market shifts, including 5G adoption and transitions to greater virtualized solutions such as vRAN; attracting new customers for our solutions; and scaling our sales efforts through new distribution channels. MNOs are adjusting to exponentially growing data requirements by rapidly virtualizing their networks to reduce TCO. Adapting to this shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our approach allows our customers to quickly and efficiently deploy and scale new services while reducing overall network costs, all of which we believe will continue to grow our revenue by increasing the solutions existing customers will purchase from us and helping us attract new customers.

The market for mobile network infrastructure products and solutions is highly competitive and rapidly evolving to include new competitors. The market is subject to changing technology trends and shifting subscriber needs and expectations that compel our customers to introduce new services frequently to generate revenue and enhance subscriber loyalty. With the growth of 4G LTE technology and rollout of 5G services, we expect competition to continue for all of our solutions and in all of our markets.

We believe there are a number of important factors to compete effectively in our market, including market recognition, the ability to provide a comprehensive set of solutions, competitive pricing and flexibility to offer customized solutions and implementation approaches. We also believe the ability to provide an effective web-scale approach is very important given the need for MNOs to transform their networks to add flexibility and reduce TCO. We believe that the flexibility and reduction in TCO that our web-scale approach provides will allow us to differentiate ourselves. We believe that we compete effectively against large-scale traditional vendors because of our cloud-native open interface for NFV, the features we offer within our solutions, our flexibility in delivering well-optimized solutions with specific feature set required for each MNO’s unique network requirements, the timeliness of delivering solutions and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their traditional hardware-centric businesses and deliver the innovative next-generation solutions. We also believe that we compete well against smaller point-service providers that have the ability to deliver one or more network functions, but lack the ability to deliver end-to-end solutions across the entire network stack.

Our lengthy sales cycle typically extends from six to eighteen months and can affect recognition of our revenues. The decision by an MNO to purchase our solutions often involves a long evaluation, qualification and competitive bid process. During the evaluation period, a customer may stop, defer or scale down proposed orders of solutions for various reasons, including a reduction in availability of capital expenditures funds and budgets, reduced need to upgrade their systems and deferrals in anticipation of new products. Once an order is received, the deployment cycle is also lengthy and our costs to deploy our solutions can be significant. Slower deployments may delay recognition of our revenues due to delays in milestone achievements and increased costs due to the inability to redeploy personnel to newer deployments for other customers. Slower deployments may also delay the purchase of additional solutions. Generally, we are able to “upsell” additional solutions in order to enhance an MNO’s product offering to its users.

Financial Highlights

GAAP financial highlights include:

•	For fiscal 2018, we generated revenues of $393.1 million, representing growth of 8.8% over fiscal 2017.

•	Revenues from our products increased by 15.8% for fiscal 2018 to $287.9 million from $248.6 million in fiscal 2017.

•

We experienced revenue growth of 8.0% in the Americas region, 11.2% in the Europe, Middle East and Africa region (“EMEA”), and 8.8% in the Asia-Pacific region (“APAC”), for fiscal 2018 compared to fiscal 2017.

•	Gross profit in fiscal 2018 increased to $231.5 million, or 58.9% of revenue, compared to $175.2 million, or 48.5% of revenue, in fiscal 2017.

•	Net losses in fiscal 2018 decreased by 43.9% to $97.2 million from $173.2 million in fiscal 2017.

Non-GAAP financial highlights include:

•

Adjusted EBITDA improved to $97.4 million in fiscal 2018 from $24.4 million in fiscal 2017. The improvement is mainly due to revenue growth in the Americas and EMEA regions, higher mix of solutions revenues and cost savings initiatives that drove lower labor costs and operating expenses.

•	Adjusted EBITDA margin increased to 24.8% in fiscal 2018, compared to 6.8% in fiscal 2017.

For a discussion of these non-GAAP financial measures and a reconciliation of GAAP and non-GAAP financial results, please refer to “—Non-GAAP Financial Measures” included elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Key Operating and Financial Performance Metrics

We monitor and evaluate the key operating and financial performance metrics noted below to help us establish our budgets, measure our business operating performance, assess trends and evaluate our performance as compared to that of our competitors. We discuss revenue, gross profit margin, Adjusted EBITDA, Adjusted EBITDA margin and operating results below under “—Components of Net Income.” We discuss cash and cash equivalents and cash flows used in operations below under “—Liquidity and Capital Resources.”

	Year Ended January 31,
	2019	2018
	(dollars in thousands)
Revenues	$393,109	$361,490
Gross profit margin	58.9%	48.5%
Loss from operations	$(22,094)	$(112,645)
Adjusted EBITDA(1)	$97,367	$24,413
Adjusted EBITDA margin(1)	24.8%	6.8%
Cash and cash equivalents	$46,362	$54,322
Cash flows used in operations	$(29,130)	$(94,848)

(1)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and for a discussion of these measures please refer to ”—Components of Net Income” and “—Non-GAAP Financial Measures”.

Components of Net Income

Revenue

Revenue from our solutions is generated from product revenue and post-contract support. Product revenue is derived primarily from the licensing of software products, installation services and customizations. Post-contract support revenue is derived primarily from providing technical software support services, unspecified software updates and upgrades to customers on a when and if available basis. Post-contract support revenues are lower during software warranty periods (typically one to three years) and increase thereafter. Please refer to Note 1 “Business, Organization and Summary of Significant Accounting Policies” and Note 3 “Revenues” to our consolidated financial statements included elsewhere in this prospectus, for a detailed description of our revenue recognition.

Cost of Revenue

The Company’s cost of revenue primarily consists of compensation and related overhead expenses for personnel involved in the customization of its products, customer delivery and maintenance and professional services, material costs, contractor costs, third-party royalties and software license fees, depreciation of equipment used in operations, and amortization of certain purchased intangible assets.

Gross Profit and Gross Profit Margin

Gross profit is the calculation of total revenue minus total cost of revenue. Our gross profit margin is our gross profit expressed as a percentage of revenue. Our gross profit margin has been and will continue to be affected by a variety of factors, including the types of revenue, cost fluctuations and reduction activities, including technological changes.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures of our performance. Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, net interest expense, income tax expense (benefit), restructuring expenses, acquisition and integration costs (including acquisition-related litigation costs), sponsor expenses and foreign exchange (gain) loss. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage our revenues.

We believe that Adjusted EBITDA and Adjusted EBITDA margin are appropriate measures of operating performance because they eliminate the impact of expenses that do not relate to our ongoing business performance such as depreciation, amortization and tax expenses.

Operating Expenses

Operating expenses consist of research and development, selling, general and administrative expenses and restructuring and other expenses. Salaries and personnel costs are the most significant component of each of these expense categories.

Research and Development Expenses.    Research and development expenses primarily consist of salaries and personnel costs for research and development employees. Additional expenses include costs related to development, consulting, travel and other related overhead such as facility costs. Additionally, on a very limited basis, we supplement our own research and development resources with third-party international and domestic subcontractors for software development. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position. We expect research and development expenses to increase in the foreseeable future as we continue to broaden our product portfolio.

Selling, General and Administrative.    Selling, general and administrative expenses primarily consist of salary and personnel costs for administration, finance and accounting, legal, information systems and human resources employees. Additional expenses include consulting and professional fees, travel, insurance and other corporate expenses, gain or loss on disposal of assets and expenses related to our acquisitions, including the amortization of intangible assets.

Restructuring and Other Expenses.    The Company has developed and implemented restructuring initiatives, primarily in connection with its acquisitions, to improve efficiencies across the organization, reduce operating expenses, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring expenses comprised principally of employee severance and associated termination costs related to the reduction of its workforce and office closures.

Operating Results

Operating results are calculated by subtracting our total operating expenses from our gross profits. We use operating results to analyze the profitability of our operations without the effects of non-operating income and expenses.

Net Interest Expense

Net interest expense consists of the difference between interest income and interest expense. Interest income represents interest received on our cash and cash equivalents. Our interest expense is due to commercial loans. See “—Liquidity and Capital Resources” elsewhere in this section.

Income Tax Expense/Benefit

Income tax expense/benefit consists of income taxes that we are required to pay in the U.S., U.K. and the states, localities and foreign jurisdictions in which we operate. Historically, we have not been required to pay U.K. or U.S. federal income taxes due to our accumulated net operating losses. As of January 31, 2019, we had U.S. federal, U.S. state and non-U.S. net operating loss carryforwards totaling $1.9 billion to utilize in both the U.S. and non-U.S. jurisdictions. The U.S. federal net operating loss generated in fiscal 2018 of $21.2 million has an indefinite carryforward period that can offset 80% of taxable income in future periods. All NOLs generated before U.S. tax reform remain subject to the 20-year carryforward period. The U.S. state NOL carryforwards expire in various years ending from January 31, 2019 to January 31, 2038. The non-U.S. foreign tax credit carryforwards expire in various years ending from January 31, 2020 to 2029.

Stock-Based Compensation

In 2017, the Company adopted the 2017 Long-Term Incentive Plan (the “LTIP”) pursuant to which certain employees were offered a right to participate in the equity value creation of the Company in the form of awards of Incentive Rights (“IRs”). Seventy percent of the IRs are subject to time-based graded vesting of a period of three years, subject to the participant’s continued employment through each vesting date, and can only become payable, to the extent vested, upon a Liquidity Event (the “Time-Based IRs”), provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining thirty percent of the IRs vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the LTIP) at any time during the one-year period following a Sale Event. A Liquidity Event (as defined in the LTIP) refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event (as defined in the LTIP) generally includes a change in control of the Company as well as the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary of the applicable grant date, then the IRs will terminate without the payment of any consideration to the participants. Vested IRs are entitled to participate in a portion of the net cash proceeds received by the holders in excess of the aggregate strike price of such units, initially set as the amount of invested capital by Parent Members and any subsequent increase in the fair value of the Company and its subsidiaries. The IRs can be settled in shares of Company stock, cash or a combination thereof. For additional information regarding the LTIP, please see the section below entitled “Executive Compensation—Compensation of Named Executive Officers—2017 Long-Term Incentive Plan.”

Our unrecognized compensation cost as of January 31, 2019 is approximately $3.5 million. As of January 31, 2019, it was determined that a Liquidity Event is not probable and therefore during fiscal 2018 and 2017, the Company recorded no stock-based compensation. Although the consummation of this offering does not constitute a Liquidity Event under the plan because an affiliate of Siris Capital will remain the controlling shareholder of the Company, it is expected that after this offering, the Company will recognize stock based compensation as an expense.

Results of Operations

Summary

	Year Ended January 31,
	2019	2018
	(dollars in thousands)
Consolidated Statement of Operations Data:
Product revenue	$287,916	$248,566
Post-contract revenue	105,193	112,924

Total revenue	393,109	361,490

Cost of product revenue	129,674	151,901
Cost of post-contract revenue	31,920	34,409

Cost of revenue	161,594	186,310

Gross profit	231,515	175,180
Gross profit margin	58.9%	48.5%
Research and development expenses	90,681	84,483
Selling, general and administrative expenses	134,017	174,470
Restructuring expenses and other	28,911	28,872

Total operating expenses	415,203	474,135

Operating loss	(22,094)	(112,645)
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Foreign exchange loss (gain) and other, net	598	12,126

Loss before income tax expense	(96,703)	(181,135)
Income tax (benefit) expense	523	(7,913)

Net loss	$(97,226)	$(173,222)

Comparison for fiscal 2018 and 2017

Revenue

	Year Ended January 31,				Change
	2019	% of Total Revenue	2018	% of Total Revenue	Amount	%
	(dollars in thousands)
Revenue by type:
Products	$287,916	73.2%	$248,566	68.8%	$39,350	15.8%
Post-contract support	105,193	26.8%	112,924	31.2%	(7,731)	-6.8%

Total revenue	$393,109	100%	$361,490	100%	$31,619	8.7%

Revenue by geographic area:
Americas	$265,955	67.7%	$246,322	68.1%	$19,633	8.0%
Europe, Middle East and Africa	85,190	21.6%	76,584	21.2%	8,606	11.2%
Asia-Pacific	41,964	10.7%	38,584	10.7%	3,380	8.8%

Total revenue	$393,109	100%	$361,490	100%	$31,619	8.7%

Revenue increased $31.6 million, or 8.7%, to $393.1 million for fiscal 2018 from $361.5 million for fiscal 2017. Product revenue grew $39.4 million, or 15.8%, to $287.9 million in fiscal 2018 from

$248.6 million in fiscal 2017, primarily as a result of growth in Core Solutions. Our product revenue growth was the result of the expansion of existing customer relationships, in particular additional sales opportunities for our solutions generated by successful product launches. Post-contract support revenue decreased $7.7 million, or 6.8%, to $105.2 million in fiscal 2018 from $112.9 million in fiscal 2017. This is mainly from a reduction in legacy messaging deployments that were taken out of service.

Total revenue from the Americas region grew by $19.6 million, or 8.0%, to $266.0 million for fiscal 2018 from $246.3 million for fiscal 2017. Revenues in the EMEA region increased $8.6 million, or 11.2%, to $85.2 million in fiscal 2018 from $76.6 million in fiscal 2017. Revenues in the APAC region increased $3.4 million, or 8.8%, to $42.0 million in fiscal 2018 from $38.6 million in fiscal 2017.

Cost of Revenue and Gross Profit

	Year Ended January 31,				Change
	2019	% of Related Revenue	2018	% of Related Revenue	Amount	%
	(dollars in thousands)
Cost of revenue
Products	$129,674	45.0%	$151,901	61.1%	$(22,227)	-14.6%
Post-contract support	31,920	30.3%	34,409	30.5%	(2,489)	-7.2%

Total	$161,594	41.1%	$186,310	51.5%	$(24,716)	-13.3%

Gross profit
Products	$158,242	55.0%	$96,665	38.9%	$61,577	63.7%
Post-contract support	73,273	69.7%	78,515	69.5%	(5,242)	-6.7%

Total	$231,515	58.9%	$175,180	48.5%	$56,335	32.2%

Our cost of revenue decreased $24.7 million, or 13.3%, to $161.6 million for fiscal 2018 from $186.3 million in fiscal 2017. Cost of revenue decreased due to improvement in third-party costs associated with purchases, lower labor costs as a result of restructuring efforts undertaken during the period and greater sales of higher margin solutions.

Total gross profit increased $56.3 million, or 32.2%, to $231.5 million for fiscal 2018, from $175.2 million for fiscal 2017. Gross profit margin increased to 58.9% for fiscal 2018 from 48.5% in fiscal 2017. The increase was primarily due to a greater number of software license expansions from our solutions sold, which result in higher margins generally, as opposed to sales of software that works with COTS hardware that works together with the hardware to deliver the product’s essential functionality.

Operating Expenses

	Year Ended January 31,				Change
	2019	% of Revenue	2018	% of Revenue	Amount	%
	(dollars in thousands)
Research and development	$90,681	23.1%	$84,483	23.4%	$6,198	7.3%
Selling, general and administrative	134,017	34.1%	174,470	48.3%	($40,453)	-23.2%
Restructuring and other	28,911	7.4%	28,872	8.0%	39	0.1%

Total	$253,609	64.5%	$287,825	79.6%	$(34,216)	-11.9%

Research and Development

Research and development expenses increased by $6.2 million, or 7.3%, for fiscal 2018, compared to the prior fiscal year. Research and development expense increased as we added headcount to enhance existing products and develop future product capability and new customer solutions.

Selling, General and Administrative

Selling, general and administrative expenses decreased by $40.5 million, or 23.2%, for fiscal 2018, compared to the prior fiscal year. The decrease was primarily attributable to reduction in personnel-related and overhead costs by optimizing the organization subsequent to acquisitions.

Restructuring expenses and other

Restructuring expenses increased slightly by $0.04 million, or 0.1%, for fiscal 2018, compared to the prior fiscal year primarily as a result of restructuring initiatives undertaken post-acquisitions. The Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses and better align its resources to market conditions.

Net Interest Expense

	Year Ended January 31,				Change
	2019	% of Revenue	2018	% of Revenue	Amount	%
	(dollars in thousands)
Interest income	$(205)	-0.1%	$(791)	-0.2%	$586	-74.1%
Interest expense	74,216	18.9%	57,155	15.8%	17,061	29.9%

Total net interest expense	$74,011	18.8%	$56,364	15.6%	$17,647	31.3%

Interest expense increased to $74.2 million or 18.9%, in fiscal 2018 from $57.2 million in fiscal 2017 primarily due to Interest expense related to the 2018 Credit Agreement.

Foreign Exchange

Foreign exchange loss decreased by $11.5 million, to $0.6 million for fiscal 2018 from a loss of $12.1 million for fiscal 2017. This is due to currency fluctuations during the respective periods, primarily from the GBP, EUR and INR currencies.

Income Tax Expense/Benefit

Income tax expense was $0.5 million for fiscal 2018, representing an effective tax rate of 0.54%, compared to income tax benefit of $7.9 million, representing an effective tax rate of 4.37% for fiscal 2017. The effective tax rate was lower than the U.K. statutory rate of 19% primarily due to changes in valuation allowances (including the corporate tax rate change in the U.S.), the differences between the U.K. statutory rate and the rates in non-U.K. jurisdictions, the impact of U.S. State taxes and non-deductible transaction costs.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are available cash and cash equivalents, cash flows from operations, incurrence of additional indebtedness under our 2018 Credit Agreement or proceeds from the issuance of equity or debt securities. We believe our available cash and cash equivalents will be sufficient to meet our short-term liquidity needs for the next twelve months. Our ability to make scheduled payments of principal, pay interest on, or refinance our indebtedness, pay dividends or fund planned capital expenditures will depend on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

As of January 31, 2019, our available liquidity totaled $106.4 million which was comprised of undrawn amounts on our Revolving Credit Facility of $60.0 million and available cash as of January 31, 2019 represented by our total cash and cash equivalents of $46.4 million.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of accounts receivable. From time to time, the Company invests excess cash in high credit-quality financial institutions. The Company believes that the financial institutions that hold its cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

As of January 31, 2019, a significant portion of accounts receivable are with MNOs. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary. In fiscal 2018 and 2017, our largest customer accounted for 36.1% and 46.2% of our revenue. Our top 10 largest customers accounted for 68.7% and 71.5% of our revenue in fiscal 2018 and 2017, respectively.

From time to time, the Company sells some of its accounts receivable to third parties at a discount in return for cash, a practice we initially commenced in late 2017. This factoring is executed on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction. During fiscal 2018 and 2017, the Company sold face amounts of $148.0 million and $20.8 million, respectively, of these receivables. We recognize fees related to these transactions as interest expense. The effective factoring discount ranged from 1.1% to 1.3% over the periods presented.

Cash Flow from Operations

The following table summarizes certain elements of the statements of cash flows for fiscal 2018 and 2017. The following table summarizes our cash flows:

	Years Ended January 31,
	2019	2018
	(in thousands)
Cash flows from operating activities	$(29,130)	$(94,848)
Cash flows from investing activities	(28,220)	(316,230)
Cash flows from financing activities	50,998	397,449

Operating Activities

Cash flows used in operating activities for fiscal 2018 totaled $29.1 million compared to $94.8 million for the prior year. The change was primarily due to the overall reduction in net loss from the year from $173.2 million for fiscal 2017 to $97.2 million for fiscal 2018 as detailed in the results of operations. In addition, there was an overall change of $35.6 million in accounts receivable and deferred revenue compared to prior year due to timing, factoring of receivables and better collections, offset by a change in accounts payable and accrued expenses of $48.4 million as a result of reductions in costs and overall timing of payments. Our reduction in cash flow used in operating activities were also the result of continued restructuring post-acquisitions.

Investing Activities

Cash flows used in investing activities for fiscal 2018 totaled $28.2 million compared to $316.2 million for the prior fiscal year. The change was due to the investment in our acquisitions, including primarily Mitel Mobile, partially offset primarily by investment related to capitalization of software development costs in fiscal 2018.

Financing Activities

Cash flows provided by financing activities for fiscal 2018 totaled $51.0 million compared to $397.4 million for the prior year end. The $346.5 million reduction in cash flows related to financing activities in fiscal 2018 was due primarily to the $300.0 million capital contribution by affiliates of Siris Capital in fiscal 2017, lower proceeds from debt financing of $24.6 million, and the repayment of a promissory note of $21.9 million.

Capital Expenditures

We make significant, targeted investments to add new technologies and maintain and modernize our facilities. Capital expenditures for property and equipment were $15.7 million and $11.7 million for fiscal 2018 and 2017, respectively. Capital expenditures also increased in fiscal 2018 due to $11.2 million of capitalized software development costs.

Capital Resources

As of January 31, 2019, we had the following debt arrangements:

•	$60.0 million Revolving Credit Facility

•	$545.9 million 2018 Term Loans

As of January 31, 2019, amounts outstanding under our 2018 Credit Agreement consisted of $545.9 million under the 2018 Term Loans and no amounts from our Revolving Credit Facility were outstanding. For additional information regarding our 2018 Credit Agreement, see “Description of Certain Indebtedness” and Note 10 “Debt” to our consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations and Contingencies

The following table provides a summary of our commitments and contractual obligations for debt and gross lease payment obligations under non-cancelable leases as of January 31, 2019:

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Long-term debt obligations, with interest	$838,516	$52,977	$104,906	$102,373	$578,260
Operating leases	61,111	11,882	18,267	16,187	14,775

Total	$899,627	$64,859	$123,173	$118,560	$593,035

Seasonality

Sales in our products business are affected by seasonality in the spending cycles of MNOs with generally higher sales in the fourth quarter, followed by generally lower sales in the first quarter. In additional to normal industry seasonality, there are normal peaks and troughs in the deployment of large contracts.

Off-Balance Sheet Arrangements

As of January 31, 2019, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Non-GAAP Financial Measures

In addition to our GAAP operating results, we use certain non-GAAP financial measures when planning, monitoring, and evaluating our performance. We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding differences caused by depreciation and amortization, net interest expense, income tax expense (benefit), restructuring expenses, acquisition and integration costs (including acquisition-related litigation costs), sponsor expenses and foreign exchange (gain) loss. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for net income recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces its usefulness as a comparative measure. We believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and, while useful in evaluating our performance, are not meant as a substitute for net income (loss) or other measures of profitability, in each case as recognized in accordance with GAAP, but rather should be evaluated in conjunction with such data. Other companies may calculate these measures differently, which reduces the usefulness of any such measure as a comparative measure.

In reporting non-GAAP measures in the future, we may make other adjustments for expenses and gains we do not consider reflective of core operating performance in a particular period. After this offering, we may disclose other non-GAAP operating measures if we believe that such a presentation would be more helpful for investors to evaluate our operating condition by excluding additional information. For example, in fiscal 2018 and 2017, we recorded no expense for stock-based compensation as these expenses would not be recorded until a Sale Event or a Liquidity Event is considered probable. In the future, we expect to record such stock-based compensation as an expense and to include the amount of such expenses as an item to add back into net income (loss) when determining Adjusted EBITDA.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measure

(unaudited)

	Year Ended January 31,
	2019	2018
	(In thousands)
Net income (loss)—GAAP	$(97,226)	$(173,222)
Foreign currency (gain) / loss	598	12,126
Restructuring and other	28,911	28,872
Acquisition and integration costs	13,748	33,610
Siris Capital sponsor expenses	2,597	3,300
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Income tax (benefit) expense	523	(7,913)
Depreciation and amortization	74,205	71,276

Adjusted EBITDA(1)	$97,367	$24,413

Revenues	$393,109	$361,490
Adjusted EBITDA margin(1)	24.8%	6.8%

(1)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and for a discussion of these measures, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Net Income” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” in this prospectus.

Implications of Being an Emerging Growth Company

While we are an emerging growth company, as defined under the JOBS Act, we are subject to certain reduced public company reporting requirements. For example, until we are no longer an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act and we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the independent registered public accounting firm’s report on financial statements. We could remain an emerging growth company until as late as January 31, 2025 (the year ended January 31, following the fifth anniversary of our IPO).

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk related to inflation, changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Inflation Risk

We may be exposed to inflation risk in that some of our international operations, particularly in developing countries, may be subject to increased costs as a result of higher inflation. Because we compete with other solutions providers on a global basis, our customers would not expect, and may not be willing, to pay for any cost increases from inflation. Therefore, our future margins could be impacted. Where competitively possible we attempt to offset some of this risk with contracted price adjustments.

Interest Rate Risk

Cash held in our operating business units is generally available for local operations. Most of our cash is retained by our U.S. business. The majority of these funds are in low to zero interest bank accounts. Our borrowings under our Revolving Credit Facility are at variable rates based on the U.S. prime rate and, as a result, increases in interest rates would generally result in increased interest expense on outstanding borrowings.

If the LIBOR rate increased by 10% over the current rate, the loss before tax expense in fiscal 2018 due to interest expense would have increased by $1.1 million. If the LIBOR rate decreased by 10% over the current rate, the loss before tax expense in fiscal 2018 due to interest expense would have decreased by $1.0 million.

If the LIBOR rate increased by 10% over the current rate, the loss before tax expense in fiscal 2017 due to interest expense would have increased by $0.5 million. If the LIBOR rate decreased by 10% over the current rate, the loss before tax expense in fiscal 2017 due to interest expense would have decreased by $0.3 million.

Foreign Currency Exchange Risk

We have significant international operations with subsidiaries and operations in numerous jurisdictions and as such we face exposure to adverse movements in foreign currency exchange rates. While these exposures may change over time as business practices evolve, adverse movements in foreign currency exchange rates may have a material adverse impact on our financial results. Our primary exposures have been related to non-U.S. dollar-denominated net operating income or net operating losses. As a consequence, our results of operations would generally be adversely affected by an increase in the value of the U.S. dollar relative to the currencies of the countries in which we are profitable and a decrease in the value of the U.S. dollar relative to the currencies of the countries in which we are not profitable. However, based on the locations of our international operations and the amount of our operating results denominated in foreign currencies, we would not expect a 10% change in the value of the U.S. dollar from rates as of January 31, 2019, to have a material effect on our financial position or results of operations. If and when our international business grows substantially, relative to our U.S. business, the net exposure is likely to increase as will the impact of foreign exchange rate movements.

Foreign currency transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Intercompany foreign currency transactions that are not of a long-term investment nature affect functional currency cash flows and are accounted for as currency transaction gains and losses and included in determining net income (loss). Intercompany transactions are considered to be of a long-term investment nature if settlement is not planned or anticipated in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with U.S. GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 “Recent Accounting Pronouncements” to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

We derive and report our revenue in two categories: (a) product revenue, including licensing of software products, installation services and customizations, and COTS hardware (which includes software that works together with the hardware to deliver the software’s essential functionality), and (b) Post-contract support. We recognize revenue when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. We generate all our revenue from contracts with customers.

Effective February 1, 2018, we elected to early adopt Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, on a modified retrospective basis. Our revenue recognition policies require us to make significant judgments and estimates.

Our contracts with customers often include promises to transfer multiple performance obligations. In these contracts, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined.

We allocate the transaction price to each distinct performance obligation based on the stand-alone selling price for each performance obligation. Judgment is required to determine the stand-alone selling price for each distinct performance obligation. We estimate the stand-alone selling price of the customized software solution based on a cost-plus-margin approach and for the post-contract support on an actual renewal rate basis.

We then look to how control transfers to the customer in order to determine the timing of revenue recognition. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized at a point in time and which portions must be deferred and recognized over time. We recognize revenue from post-contract support performance obligations, which represents a stand ready obligation to provide service to a customer, ratably over the contractual term, which is usually one year.

Some of our customer contracts, which require significant customization of the software solution to meet the requirements specified by that customer result in the transfer of control of the applicable performance obligation over time. Such contract pricing is stated as a fixed amount and generally results in the transfer of control of the applicable performance obligation over time. We recognize revenue based on the proportion of labor efforts expended to the total efforts expected to complete the performance obligation. Due to the nature of the work performed in these arrangements, the estimation is complex, subject to many variables and requires significant judgment. Contracts that do not provide significant services of integration and customization are recognized at a point in time, upon acceptance.

We have a standard quarterly process in which management reviews the progress and performance of our significant contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. These risks and opportunities include management’s judgment about the ability and costs to achieve the schedule requirements, technical requirements (for example, a newly-developed product versus a mature product) and other specific contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. Based on this analysis, any of these adjustments are recorded in the period they become known on a cumulative catch-up basis. These adjustments may result in an increase in operating profit during the performance of a contract to the extent we determine we will be successful in mitigating risks for schedule and technical requirements in addition to other specific contract risks or we will realize related opportunities. Likewise, these adjustments may decrease operating profit if we determine we will not be successful in mitigating these risks or we will not realize related opportunities.

Prior to the adoption of ASC 606, the Company was required to establish VSOE for some of its software arrangements in order to recognize revenue for the delivered elements. If the Company was unable to establish VSOE of fair value for the undelivered elements of the software arrangement, revenue recognition was deferred for the entire arrangement until all elements of the arrangement were delivered. However, if the only undelivered element was post-contract support, the Company recognized the arrangement fee ratably over the post-contract support period.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, we have business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on our interpretation of tax laws. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments. The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

We adjust our estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. Our policy is to recognize all appropriately accrued interest and penalties on uncertain tax positions as part of income tax benefit (expense).

Long-Term Incentive Plan

In 2017, the Company adopted the LTIP pursuant to which certain employees were offered a right to participate in the equity value creation of the Company in the form of awards of IRs. Seventy percent of the IRs are Time-Based IRs that are subject to time-based graded vesting of a period of three years, subject to the participant’s continued employment through each vesting date and can only become payable, to the extent vested, upon a Liquidity Event, provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining thirty percent of the IRs vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the LTIP) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event generally includes a change in control of the Company as well as the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary of the applicable grant date, then the IRs will terminate without the payment of any consideration to the participants. Vested IRs are entitled to participate in a portion of the net cash proceeds received by the holders of units in excess of the aggregate strike price of such units, initially set as the amount of invested capital by Parent Members and any subsequent increase in the fair value of the Company and its subsidiaries. The IRs can be settled in shares of Company stock, cash or a combination thereof. For additional information regarding the LTIP, please see the section below entitled “Executive Compensation—Compensation of Named Executive Officers—2017 Long-Term Incentive Plan.”

Compensation expense, related to the periods for which the requisite service has already been rendered and the applicable performance-based criteria has been achieved, will be recognized in the period in which it becomes probable the performance criteria will be achieved. The cost is calculated based on an option pricing model taking into account a number of assumptions that are subjective including the fair value of the Company and the net return on investment of affiliates of Siris Capital.

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities and debt, other assets and contingent consideration, if any. The Company’s determination of the fair values of assets acquired and liabilities assumed requires the Company to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the Company’s consolidated results of operations from the date of the acquisition.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed. The Company has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company applies the FASB’s guidance when testing goodwill for impairment for the periods presented, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes it is more-likely-than-not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The Company did not record any impairment of goodwill for any of the periods presented. The Company’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Impairment of Long-Lived and Intangible Assets

The Company periodically evaluates its long-lived assets for potential impairment. In accordance with the relevant accounting guidance, the Company reviews the carrying value of its long-lived assets or asset group that is held and used for impairment whenever circumstances occur that indicate that those carrying values are not recoverable. Under the held and used approach, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The identification of asset groups involves judgment, assumptions, and estimates.

The Company makes judgments about the recoverability of long-lived assets, including fixed assets and purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period the Company evaluates the estimated remaining useful lives of long- lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation or amortization. If circumstances arise that indicate impairment may exist, the Company uses an estimate of the undiscounted value of expected future operating cash flows over the primary asset’s remaining useful life and salvage value to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows and salvage values are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value generally determined using the discounted cash flow (“DCF”) method. Application of the DCF method requires judgment and assumptions related to the amount and timing of future expected cash flows, salvage value assumptions, and appropriate discount rates. Different judgments or assumptions could result in materially different fair value estimates.

Any impairment of these assets must be considered prior to the Company’s impairment review of goodwill. The Company did not record any impairment of long-lived and intangible assets for any of the periods presented.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Legal costs are expensed as incurred.

Due to the inherent uncertain nature of legal proceedings, the ultimate outcome or actual cost of settlement may materially differ from estimates. We believe our provisions for pending claims are appropriate. The ultimate outcome, however, may differ from the provided estimate, which could have either a positive or an adverse impact on our results of operations and financial condition.

BUSINESS

Overview

We are a leading provider of end-to-end, cloud-native software solutions that enable MNOs to deliver mobile network services to consumers and enterprises. We are at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable our customers to transform their networks to become more agile, flexible and scalable while reducing their TCO. Our software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help our customers unlock new revenue opportunities.

Growing demands for bandwidth and new use cases in evolving mobile broadband technologies, including 5G, make it critical for MNOs to move away from traditional, proprietary mobile network infrastructures and adapt to a more agile web-scale model.

Our software solutions enable MNOs to operate their networks in a more flexible and cost-effective way by leveraging open interfaces, automating network services and running on COTS hardware with a layer that virtualizes hardware resources (referred to as NFV). This “web-scale” approach permits individual services to be independently developed, operated and upgraded with continuous development capabilities without impacting other network functions. It also eliminates the need for more expensive proprietary configuration or dedicated type of hardware, allowing COTS hardware computing resources to be pooled across various network functions. As a result, our customers are able to more quickly deploy and scale services in a cost-efficient manner.

Our customer base consists of over 250 MNOs, who serve over 3 billion subscribers across more than 120 countries. This base includes 17 of the 20 largest MNOs, including the “big four” U.S. MNOs. Importantly, we have created long-term relationships, with more than 50% of our customer base having been customers for 11 or more years.

Our end-to-end, cloud-native software solutions address a wide range of our customers’ needs:

•

Core Solutions.    Software applications that enable MNOs to deliver mobile network services that a typical mobile subscriber uses every day, including data connection, voice calling, rich multimedia messaging and voicemail.

•	Access & Edge Solutions. Software applications, such as vRAN that enable edge services and allow mobile subscribers to connect to a network to access its services.

•	Advanced Solutions. Complementary software applications that enhance our Core Solutions by improving mobile network security and unlocking new revenue opportunities such as mobile-native UCC.

The key benefits of our solutions include:

•

Agile, Flexible and Scalable End-to-End Platform.    Our end-to-end, cloud-native software solutions and web-scale approach enable our customers to deliver mobile network services across the mobile network stack in a highly flexible manner that allows them to quickly and cost-efficiently deploy services and scale capacity.

•

Ability to Unlock New Revenue Opportunities.    Our solutions significantly enhance the subscriber experience and build loyalty for MNOs. Our web-scale model permits new in-demand services to be quickly deployed and ensures continuity of services in a secured environment. Additionally, our Advanced Solutions provide non-traditional MNO revenue opportunities, such as mobile-native UCC.

•

Lower Total Cost of Ownership.    Our web-scale approach allows MNOs to eliminate the need for higher-priced traditional, proprietary infrastructure by enabling them to build their mobile network infrastructure using COTS hardware. Capital expenditures can be further reduced by allowing computing resources to be pooled across network functions. In addition, the flexibility of our solutions reduces operating expenses by allowing MNOs to more efficiently deploy, scale and maintain services.

•

Network Interoperability Creating Seamless Path to 5G.    Because our solutions are interoperable across network generations, we enable MNOs to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G.

Our revenues for fiscal 2018 were $393.1 million representing growth of 8.8% over fiscal 2017. Revenues from our products increased by 15.8% for fiscal 2018 to $287.9 million from $248.6 million in fiscal 2017. We had net losses of $97.2 million in fiscal 2018 and $173.2 million in fiscal 2017. Our Adjusted EBITDA was $97.4 million and $24.4 million in fiscal 2018 and fiscal 2017, respectively. Adjusted EBITDA is a non-GAAP financial measure and for a discussion of this measure and a reconciliation of GAAP net income (loss) to Adjusted EBITDA, please refer to “—Non-GAAP Financial Measures” included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Industry Background

The mobile network infrastructure industry is undergoing a massive transition to a web-scale model. According to IHS Markit, the total MNO NFV market for purchases of hardware, software and services will grow from $12.8 billion in 2017 to over $37.5 billion in 2022. NFV software revenue is expected to grow from $5.3 billion in 2017 to $16.2 billion in 2022, representing about $5 of spend for every $1 of spend on hardware.

5G network technology is a significant driver of the growth in the mobile network infrastructure industry. IDC expects the total 5G network infrastructure market to grow from $528 million in 2018 to $26 billion in 2022.

We believe MNOs are facing several significant challenges today, including:

•

Strains on Existing Network Resources.    MNOs are confronted with increasing data and bandwidth demands from their subscribers and new use cases such as the IoT. This trend is pressuring MNO margins as they need to continue investing into their networks to optimize scarce spectrum resources to address increasing capacity constraints. As a result, cost-efficient deployment and operation of network infrastructure is critical.

•

Commoditization of MNO Services.    With the commoditization of standard voice and messaging services, our customers must innovate to introduce new, enhanced services to drive revenue growth. As a result, the flexibility to quickly deploy and scale new services is paramount.

•

Challenges for Deployment of 5G Networks.    We believe meeting the performance requirements of 5G with traditional, proprietary hardware-driven approaches to mobile network infrastructure would be prohibitively expensive.

With NFV, MNOs gain the ability to run network application software on any hardware due to the virtual layer that NFV provides between software and hardware. Coupled with open interfaces, NFV allows software to be installed and run on large-scale deployments of more cost-efficient COTS hardware, which pools computing resources across various network functions to further reduce costs. This architecture also enables a web-scale architecture that provides significantly increased flexibility by allowing MNOs to run their networks with continuous development, increased agility and real-time deployment capabilities. As a result, MNOs are beginning to build out the next generation of infrastructure with virtualized, open networks.

Historically, MNOs have primarily relied on traditional, proprietary infrastructure from a small number of large mobile network equipment vendors. These vendors are encumbered by a large installed base of proprietary hardware-centric solutions and traditional business models. They continue to offer rigid solutions that result in costly deployments and inefficient uses of network resources. In addition to these large vendors, there are a number of point-solution providers, but they lack the breadth of product offerings to be able to support a web-scale approach across the network stack for complex and large deployments.

The introduction of NFV has allowed for software-centric players to effectively compete. The gap between the quickly evolving needs of MNOs and the offerings from traditional mobile network equipment vendors and point-solution providers has given rise to a fundamental change in the industry landscape. We are well positioned to continue to lead that change.

Products and Services

Our products support mobile network services in three broad categories—Core Solutions, Access & Edge Solutions and Advanced Solutions. The products can be sold individually or packaged together as fully integrated solutions. Our Core Solutions enable MNOs to operate mission critical mobile network services that a typical mobile subscriber or enterprise user employs every day. We offer Access & Edge Solutions that enable other edge services that allow mobile subscribers to connect to a network to access its services. We enhance our Core Solutions with our Advanced Solutions which enable MNOs to improve mobile network security and unlock new revenue opportunities.

Core Solutions

We provide software applications that enable MNOs to deliver mobile network services to their subscribers.

Voice

We provide voice and voicemail solutions.

Voice over LTE

Our VoLTE service is a digital packet voice service to be delivered over broadband mobile network 4G LTE. We launched the world’s first commercially available MNO VoLTE launch. VoLTE provides significant cost savings by transforming circuit-switched networks that carry voice to all IP 4G LTE networks and enables new services such as video calling, single number with multi-device, and multimedia sharing services across mobile broadband devices.

4G LTE operators can leverage service ubiquity, access mobility, global interoperability and universal user identity of phone numbers to enable continued monetization of voice and messaging. These fundamental values help MNOs compete against the OTT web-based service providers and establish an environment where new user experiences can be offered to any generation of mobile devices.

Voice over WiFi

VoWiFi is a complementary technology to VoLTE and utilizes IMS technology to provide a packet voice service via a Wi-Fi network. Our core network infrastructure delivers both WiFi Calling and IP Messaging. The solution also enables seamless mobility between VoLTE and VoWiFi.

Voicemail

We provide a fully virtualized, next-generation IMS-based converged messaging solution offering advanced services and network integration options. Our Voicemail solution leverages years of global leadership and experience in deploying next generation NFV Messaging solutions. Built on our NFV converged platform, the Voicemail solution offers the Telephony User Interface, fax messaging, call completion, e-mail notification as well as new and innovative services such as Visual Voice Mail with fast time to market due to an open and standard architecture.

Multimedia

We provide differentiated media solutions, including RCS for next-generation messaging and video.

Rich Communication Services

Our RCS solution enables MNOs to enrich traditional SMS (short messaging services) and MMS (multimedia messaging services) services with capabilities such as group chat, file transfer, presence and also picture, video and other enriched messaging features connecting to third-party or OTT applications.

IMS and Connectivity Control

IMS provides foundational elements for all communications services, enabling our Core Solutions and Advanced Solutions across mobile networks.

Evolved Packet Core

Our vEPC is an innovative EPC specifically designed for virtualized environments. Organized in independent slices of the control, user and management planes, it is free of the architectural restrictions posed by traditional, physical node-based packet cores. Running on COTS servers, it can efficiently support networks of any size and is natively extensible to emerging 5G standards with its Service Based Architecture (“SBA”). Our vEPC solution provides low total cost of ownership and ensures all the benefits of running a virtualized network function are passed on to operators and their customers.

5G Core Solution

Our cloud-native 5G Core is built upon the 3rd Generation Partnership Project (“3GPP”) defined SBA, supporting a programmable data path that handles massive throughput with a reduced hardware footprint. Built on COTS hardware and open source software platforms, our 5G Core solution provides exceptional agility and cost efficiency. We have been deploying telecom networks for years and have adopted the advanced strategy of web-scale innovation using containers and Kubernetes that will ultimately revolutionize the 5G marketplace.

Access & Edge Solutions

We provide software applications, such as vRAN, that enable edge services that allow mobile subscribers to connect to a network to access its services.

Virtualized RAN

Our vRAN solution is designed to address the requirements of existing networks and inexpensive upgrades to 5G. This solution enables the RAN to flex and adapt based on usage and coverage. This flexibility provides expanded and more convenient network location choices for the baseband processing on COTS hardware. Therefore, this architecture naturally fits in existing networks’ backhaul infrastructure and enhances their evolution towards a fully virtualized and open RAN architecture.

Multi-Access Edge Computing

Our MEC solution allows for connectivity and data processing to occur at the edge of MNO networks to more closely locate processing tasks to subscribers, thereby reducing latency and cost.

Private Networks

Our Private Networks solution empowers mobile network operators with a revenue-generating solution for businesses looking to replace outdated and expensive hardware-based wireless networks. Mobile operators are able to offer enterprise customers a secure wireless 4G LTE network to replace existing wireless Local Area Networks running on COTS hardware. It is a single-box network solution that is easily deployed, maintained and upgraded. The box is fully configured with the software and required Virtual Network Functions (VNFs). Radios are deployed by the operator and can be placed in a similar coverage pattern to traditional Wi-Fi access points. As for spectrum, the enterprise can lease wireless frequencies from the operator, or register for Citizens Broadband Radio Service licenses from the government.

Advanced Solutions

We provide complementary software applications that enhance our Core Solutions to improve mobile network security and unlock new revenue opportunities by providing additional services to consumers and enterprise users.

Unified Communications and Collaboration

Our mobile-native enterprise solution that allows businesses to enhance their communication with a full suite of voice, video, messaging and enterprise collaboration, including cloud PBX and device-agnostic online meetings. Our solution employs fast, frictionless provisioning.

Rich Business Messaging

Our RBM solutions provide businesses with the opportunity to directly, and contextually, engage with customers by making use of business messaging that leverage RCS, including the use of chatbots and conversational artificial intelligence.

Multi-ID

A solution that allows users to send and receive voice, video and messaging using multiple numbers on one or more devices across a single account.

Monetization

A solution that provides consumer brands the opportunity to sponsor data traffic on the MNOs networks.

Competitive Strengths

We believe that we have a number of competitive advantages that differentiate us from traditional mobile network equipment and point-solution vendors. Our competitive strengths include:

•

Cloud-Native Software and Web-Scale Approach Increasing Flexibility and Lowering TCO.    Our end-to-end, cloud-native software solutions and web-scale approach offer mobile network services to our customers across the network stack in a highly modular manner. This allows our customers to quickly and efficiently deploy and scale new services while reducing overall network costs.

•

Strong Competitive Position in NFV Market.    We are competitive in the NFV market and support a large fully-virtualized and open network. NFV is a key component of enabling the web-scale model that significantly increases flexibility while reducing TCO. We have a first-mover advantage in providing virtualized end-to-end solutions in this space.

•

End-to-End Portfolio for Existing and Future Mobile Broadband Technologies.    We provide a full suite of software products covering MNOs mobile network needs, including Core Solutions, Access & Edge Solutions and Advanced Solutions. Our customers benefit from an ability to purchase fully integrated solutions and our expertise across all areas of an MNO’s network operations. This lowers deployment and ongoing operating costs while allowing for better integration with other network infrastructure components and migration across mobile generations (e.g., from 3G to 4G to 5G).

•

Depth of Longstanding, Global Customer Relationships and Technical Integration with Networks.    Our installed base is comprised of over 250 MNOs, including 17 of the 20 largest MNOs across more than 120 countries and six continents, including the “big four” U.S. MNOs. We have a proven history of fostering long, deeply-embedded relationships with our customers, with more than 50% of our customer base having been customers for 11 or more years. By cultivating these strong working relationships with leading MNOs, we have deeply integrated our solutions within their networks and have become a mission-critical component of their long-term network strategy.

•

Culture of Innovation.    We pride ourselves on our focus on innovation, with approximately 60% of our employees working in a research and development capacity and as of August 31, 2019, a portfolio of 579 patents. We have been recognized as innovators in the mobile network industry and have been at the forefront of disruption.

Our Growth Strategy

The key elements of our growth strategy are:

•

Expand Within Our Existing Customer Base.    We plan to continue pursuing opportunities within our global customer base. As our customers add more subscribers, they expand the capacity they contract from us. In addition, our customers tend to purchase more of our offerings as they experience the benefits of our cloud-native software solutions and web-scale approach. We believe that as MNOs transition to more advanced mobile broadband technologies (e.g., from 3G to 4G and 5G), the demand for our software solutions will grow.

•	Capitalize on Market Shifts. We plan to take advantage of the following market shifts:

•

5G Adoption.    Upcoming rebuilds of, and new investments in, network infrastructure will provide access to a new and growing market in which we are well positioned with our Core Solutions and Access & Edge Solutions product portfolios.

•

NFV (including vRAN).    We expect the industry to continue to transition to our virtualized solutions, including vRAN, which provide MNOs a more flexible and cost-efficient alternative to conventional network infrastructure.

•

Attract New Customers.    MNOs are adjusting to commoditizing services and exponentially growing data requirements by rapidly virtualizing their networks to increase flexibility and reduce TCO. This shift creates an opportunity for us to continue leveraging our first-mover advantage and expertise in designing web-scale mobile networks for our customers. Our approach allows for greater agility, flexibility and scalability while reducing TCO, all of which we expect will help us attract new customers.

•

Expand Reach by Selling our Software Solutions via New Channels and Consumption Models.    We are scaling our sales efforts through additional distribution channels, which we expect to include Value Added Resellers, System Integrators and web-scale Internet Providers. In addition, we are introducing new consumption-based models, such as Software-as-a-Service and Platform-as-a-Service.

Customers

Our primary customers are MNOs that are looking to deliver mobile network services to consumers and enterprises.

Our customer base consists of over 250 MNOs, including 17 of the 20 largest MNOs, which serve over 3 billion subscribers across more than 120 countries. Our solutions have been deployed in over 120 mobile networks globally. In fiscal 2018, we sold additional products to 18 of our top 25 customers (based on revenue), as compared to additional product sales to 11 of our top 25 customers (based on revenue) in fiscal 2017. Additionally, in fiscal 2018 we made sales to 10 new customers as compared to sales to 5 new customers in fiscal 2017. We consider new customers as customers that purchase solutions from us greater than $100,000, and which have not done so in the prior two fiscal years.

We currently sell our products primarily directly to our customers and expect this to continue to be the go-to-market approach moving forward. We will expand our market reach by selling through channel partners as well.

Revenue from customers located outside the United States represented 38.3% of our total revenue in fiscal 2018, and 37.2% of our total revenue in fiscal 2017.

In fiscal 2018, T-Mobile USA accounted for 36.1% of our total revenue compared to 46.2% of our total revenue in fiscal 2017, a decrease primarily attributable to growth in revenue from other customers. In fiscal 2018, Verizon accounted for 12.3% of our total revenue. No other end customer accounted for more than 10% of our revenue in those respective periods.

Customer Support and Services

We provide support and professional services to our customers to define, deploy, maintain and operate the products and solutions we sell, which we believe is a critical component of our overall platform offering. Our support and professional services effort covers every stage of the products sale, from pre-sales technical consultation, specification and design, deployment, integration, testing, certification and migration, to operation, post-sales maintenance and training.

All services are provided in order to support our solutions and ensure end-to-end performance.

The services we provide to our customers include:

Maintenance and Technical Support.    Our support organization provides 24-hour, 7 days a week, 365 days a year operational and technical support to our customers. The support team and resources are strategically located within our customers’ geographical regions in order to deliver high-quality engineering and support capabilities. The regional teams are in turn supported by our Global Product Support teams who are collocated with our System Test and Research and Development organizations.

Professional Services.    We offer a range of professional services to support every step of the deployment and use of our products and solutions. We offer pre-installation services, Network and Cloud services, expert assistance, and Knowledge Services. Our Network and Cloud Services includes network design and architecture, project management, physical installation, application and solution deployment, configuration and commissioning including building out cloud environments. We integrate our solutions with other network components and back office management systems and perform end-to-end testing.

Sales and Marketing

As of July 31, 2019, we had a total sales and marketing staff of 174 employees, with 78 located in the Americas, 51 located in the EMEA region and 45 in the APAC region. Our sales and marketing expenses were $42.1 million and $40.1 million in fiscal 2018 and 2017, respectively.

In most cases, we market and sell our solutions directly to our customers through our sales force. We also sell via a channel model, but only in limited cases driven by unique geographic needs. We plan to expand the use of the channel in the future to increase market reach.

Sales.    Our direct sales organization focuses on selling to leading MNOs. The typical selling cycle begins with MNOs requesting information either informally or formally through a request for information (“RFI”) and/or request for proposal (“RFP”). In many instances, MNOs will first issue an open-ended RFI, then a more detailed and specific RFP. The RFP process includes assessment of responses as well as, in most cases, lab testing and potentially field testing of the service to be deployed. Our relationships with leading MNOs and experience in their labs have given us significant insight into their networks and their decision-making processes with respect to their deployment of solutions.

We maintain sales and support offices in several markets around the world, including the United States, Australia, Brazil, India, Mexico and the United Kingdom, and we have sales personnel in sales offices and virtual offices in an additional 23 countries. The sales team is managed geographically and by key accounts to ensure appropriate focus on our global customer base. We focus on addressing large MNOs, given the concentration of global subscribers among those providers—the top 20 MNOs by subscribers have about 51% of the global subscribers.

Marketing.    We market and promote our products and solutions through a series of coordinated efforts that include customer workshops, customer social events, participation on discussion panels at industry events, speeches, webinars and seminars for customers, industry analyst and press briefings, press releases, attendance at trade shows, demonstrations of product capabilities and trials, including early adopters programs and marketing collateral such as product briefs, solution briefs, advertising in trade journals, placed articles and white papers. These marketing activities are typical for the mobile network industry. We also use social media, such as blogs and posts on Twitter and LinkedIn, to broadcast time-sensitive information of topical interest.

Competition

The market for mobile network infrastructure products and solutions is highly competitive and rapidly evolving to include new competitors. The market is subject to changing technology trends and shifting subscriber needs and expectations that compel our customers to introduce new services frequently to generate revenue and enhance subscriber loyalty. With the growth of 4G LTE technologies and rollout of 5G services, we expect competition to continue for all of our solutions and in all of our markets.

We believe there are a number of important factors to compete effectively in our market, including: market recognition, the ability to provide a comprehensive set of solutions , competitive pricing and flexibility to offer customized solutions and implementation approaches. We also believe the ability to provide the effectiveness of a web-scale approach is very important given the need for MNOs to transfer their networks to add flexibility and reduce TCO. We believe that the flexibility and reduction in TCO that our web-scale approach provides will allow us to differentiate ourselves.

Our primary competitors may be classified into two broad categories:

•

Large Mobile Network Equipment Vendors.    These competitors include Ericsson, Nokia and Huawei. We believe that we compete effectively against these traditional vendors because of our cloud-native open interface for NFV, the features we offer within our solutions, our flexibility in delivering well-optimized solutions with specific features set required for each MNO’s unique network requirements, the timeliness of delivering solutions, and competitive pricing. We believe that the large infrastructure vendors generally face structural challenges to both support their traditional hardware-centric businesses and deliver the innovative next-generation solutions.

•

Point-Solution Providers.    These competitors include Affirmed, Altiostar, Ribbon and Metaswitch. Each of these solution providers has the ability to deliver one or more network functions, but lacks the ability to deliver end-to-end solutions across the entire network stack.

While we believe that we compete effectively in the market for our solutions with our competitors, there is no assurance that we will be successful. For more information on the competitive risks we face, please read “Risk Factors—Risks Related to Our Business and Our Industry.”

Technology and Architecture

We have developed our products and solutions with a clear technology strategy in mind: offer mobile network capabilities to our customers across the mobile network stack in a highly flexible and modular manner.

As a result of this, the main three technology principles adopted are:

•

Cloud-Native.    Fully virtualized and hardware-agnostic. The design is based on micro-services and evolving from Virtual Machines to Containers, ensuring that open source virtualization layers are at the base.

•

Open Architecture.    Ensures full interoperability and complete compliance to the leading industry standards from key standards development organizations including the 3GPP, the Open Mobile Alliance, Open RAN and supports industry-standard open interfaces to connect with existing mobile access and core networks.

•

Automation.    All solutions are entirely automated in order to benefit from the cloud-native nature with the ability to scale and support slicing at any level and depth. Automation enables operators to efficiently run their networks and ensure full utilization of network resources. We also integrate Artificial Intelligence and Machine Learning into automation to obtain a more predictive operation of the network rather than just a reactive one.

With our cloud-native approach and AI-driven automation, MNOs can virtualize their networks to attain web-scale benefits with shorter implementation periods. Because our solutions are interoperable across network generations, we enable MNOs to leverage their existing investments in 3G and 4G networks while offering a seamless, cost-effective path to 5G. Our ability to package multiple services and solutions on a single common platform reduces the cost and complexity of deploying 4G LTE-based networks and offers seamless migration to 5G.

Our architecture is based on the following principles:

•	Flexibility. Our software is highly modular and can easily adapt to interwork with the wide variety of equipment typically found across different mobile service provider networks.

•	Innovation. Our unique convergence capabilities enable solutions that address deployment challenges and accelerate time-to-market.

•	Scalability. Our platform is designed to seamlessly scale to meet traffic growth requirements with minimal impact on network design and provisioning.

•

High Availability.    Our platform is designed against any single point of failure, meeting or exceeding the traditional mobile telecommunications industry requirements for 99.999% availability. In addition, our solutions are designed for geographical redundancy which maintains network and service availability.

Research and Development

Our technology requires continued investment to maintain our market and technology leadership positions. Accordingly, we believe that a strong research and development program is critical to our success. Our research and development efforts are focused on designing, developing and enhancing our products, investigating new technologies, testing, performing quality assurance and certification activities with major operators.

As of July 31, 2019, we had 1,805 engineering development personnel located primarily in the United States, China, Czech Republic, India and Israel. These personnel are skilled, with deep domain expertise in the diverse areas, such as telecommunications, IP networking, radio, data plane, software development, web technologies, Artificial Intelligence and Machine Learning and NFV. Our research and development expenses were $90.7 million and $84.5 million during fiscal 2018 and 2017, respectively.

Intellectual Property

Our success depends to a significant degree upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary confidentiality and other contractual protections. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and non-U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

Our U.S. patents are scheduled to expire at various dates between March 2021 and June 2031. The expiration dates of our pending U.S. patent applications, if those applications are issued as patents, will presently be as late as April 2034. Our non-U.S. patents are scheduled to expire at various dates between August 2021 and July 2028. The expiration dates of our pending non-U.S. patent applications if those applications are issued as patents, will presently be as late as October 2033.

Our registered trademarks in the United States consist of Mavenir®, MAVENIR M® and the Mavenir Systems® name.

Our software is protected by U.S. and international copyright laws. We also incorporate a number of third-party software programs into our solutions, pursuant to license agreements. Our software is not substantially dependent on any third-party software.

In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including nondisclosure agreements with employees, consultants, customers and vendors and other measures for maintaining trade secret protection. We license our software to customers pursuant to agreements that impose restrictions on the customers’ ability to use the software, including prohibitions on reverse engineering and limitations on the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. For information on the risks associated with our use and protection of intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property and Our Technology.”

Legal Proceedings

From time to time, we and our subsidiaries are subject to claims in legal proceedings that arise, or may arise in the normal course of business. We do not believe that we or our subsidiaries are currently party to any pending legal action not described herein or disclosed in our consolidated financial statements included elsewhere in this prospectus that could reasonably be expected to have a material adverse effect on our business, financial condition, cash flows or results of operations.

Israeli Option Holder Class Action

On October 31, 2012, Comverse Technology, Inc. (“CTI”), (the former parent of Mavenir, Inc.) completed the spinoff of Mavenir, Inc. as an independent, publicly traded company, accomplished by means of a pro rata distribution of 100% of Mavenir, Inc.’s outstanding common shares to CTI’s shareholders. We refer to such transaction as the Share Distribution.

On February 4, 2013, CTI completed a merger transaction with Verint Systems Inc. (“Verint”), its then majority owned publicly traded subsidiary, pursuant to which CTI merged with and into a subsidiary of Verint to become a wholly-owned subsidiary of Verint. We refer to such transaction as the Verint Merger. Under the Share Distribution agreements Mavenir, Inc. entered into in connection with the Share Distribution, Mavenir, Inc. agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the Share Distribution. Accordingly, Verint, as successor to CTI, is entitled to indemnification from Mavenir, Inc. in connection with the action described below.

CTI and certain of its former subsidiaries, including our Israeli subsidiary, Mavenir Ltd. (f/k/a Comverse Ltd.), were named as defendants in four potential class action litigations in the State of Israel originally filed in March 2009 involving claims to recover damages incurred as a result of purported negligence or breach of contract due to previously settled allegations regarding illegal backdating of CTI options that allegedly prevented certain current or former employees from exercising certain stock options. The claims were consolidated into a single action in the Tel Aviv District Court (the “District Court”).

On August 28, 2016, the District Court issued its decision on a motion to certify the claims as a class action (the “Motion to Certify”). The Motion to Certify was approved against CTI with respect to CTI’s option plans and denied against Verint’s option plan, Mavenir Ltd. and Verint Systems Ltd. This matter covers current and former employees of Mavenir Ltd. and Verint Systems Ltd. who received CTI options.

On December 15, 2016, CTI filed Leave for Appeal to the Supreme Court of the State of Israel the (“Supreme Court”). The plaintiffs did not seek a Leave for Appeal. In August 2017, the Supreme Court ruled on Mavenir Ltd.’s Leave for Appeal that the District Court should re-examine the question whether a cause of action exists under New York law. The case was accordingly remanded to the District Court. Subsequently, the plaintiffs submitted a New York law expert opinion citing new causes of action and sought to amend the motion to certify the class. We moved to dismiss the motion to certify or the plaintiff’s expert opinion. The parties continue to litigate these proceedings. We intend to continue to vigorously defend this action.

Appraisal Case

On August 29, 2016, Obsidian, a former stockholder of Mavenir, Inc. (f/k/a as Xura, Inc.), filed a petition in the Delaware Court of Chancery pursuant to Section 262 of the Delaware General Corporate Law seeking statutory appraisal rights of its common stock holdings in Mavenir, Inc., which stock was extinguished following the acquisition of Mavenir, Inc. by affiliates of Siris Capital on August 19, 2016 for a per-share price of $25.00. We refer to such transaction as the Merger. A total of 2,172,438 shares demanded appraisal in this case. Recently, the parties entered into a settlement agreement and mutual release to resolve this action and the related fiduciary claims described below under “—Fiduciary Claims” that were previously consolidated. In connection with this settlement agreement, the parties agreed to file a joint stipulation dismissing all claims asserted in this action and the related fiduciary claims, and we accrued a current liability for the final settlement amount.

Fiduciary Claims

On March 30 2018, Obsidian filed a complaint in the Delaware Court of Chancery asserting that the former CEO of Mavenir, Inc. (then Xura, Inc.), breached his fiduciary duties to it in connection with the sale process leading to the August 19, 2016 Merger and that certain individuals with Siris Capital, referred to as the Siris Defendants, “aided and abetted” the former CEO’s alleged breaches of fiduciary duty. The defendants moved to dismiss the claim and on December 10, 2018, the court denied the former CEO’s motion and granted Siris’ motion (dismissing the Siris Defendants from the case). On December 20, 2018, Istvan Szoke, filed a class action complaint in the Delaware Court of Chancery, advancing the same claims as Obsidian in Obsidian’s fiduciary action and adding allegations seeking to bring the Siris Defendants back into the case. On February 28, 2019, the Court ordered that the Szoke fiduciary action be consolidated with the appraisal action and the Obsidian fiduciary action, the latter two actions having been consolidated on April 18, 2018. The former CEO and the Siris Defendants moved to dismiss Szoke’s claims. The court denied the former CEO’s motion to dismiss and on July 12, 2019, issued a decision dismissing Siris from the Szoke action. The Szoke class action was dismissed on July 29, 2019 in its entirety with prejudice limited to Szoke only.

Recently, the parties entered into a settlement agreement and mutual release to resolve the action and the related appraisal claim described above under “—Appraisal Case” that were previously consolidated. In connection with this settlement agreement, the parties agreed to file a joint stipulation dismissing all claims asserted in this action and the related appraisal claim, and we accrued a current liability for the final settlement amount.

Securities Class Action

On August 10, 2018, Wayne County Employees’ Retirement System (“Wayne County”) filed a class action complaint in the U.S. District Court in the District of Delaware against Mavenir, Inc., and individuals who served as officers and directors of the Group prior to the August 19, 2016 closing of the Merger transaction between Mavenir, Inc. (then-Xura, Inc.) and an affiliate of Siris Capital. Wayne County has asserted breaches of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 claiming that the final proxy statement regarding the transaction contained certain material omissions. We intend to defend our rights vigorously.

Tech Mahindra

By letter dated May 9, 2018, we terminated the Master Service Agreement, as amended, between us and Tech Mahindra. On August 31, 2018, Tech Mahindra filed a demand for arbitration against us seeking payment of outstanding invoices, a termination fee allegedly owed under the Master Service Agreement and damages for certain other legal and contractual claims. The parties recently reached a settlement agreement in this matter for which we accrued a current liability for the final settlement amount.

Brazil Tax Litigation

The Group’s operations in Brazil are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes. The tax matters, which comprise a significant portion of the contingencies, principally relate to claims for taxes on the transfers of inventory, municipal service taxes on rentals and gross revenue taxes. We are disputing these tax matters and intend to vigorously defend our positions. As of January 31, 2019 and 2018, the total amounts related to the reserved portion of the tax contingencies was $11.4 million and $13.5 million, respectively, and the unreserved portion of the tax contingencies totaled approximately $44.9 million and $48.5 million, respectively. For more information, see Note 18 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this prospectus.

Employees

As of July 31, 2019, we had 2,894 employees, 1,805 of whom were primarily engaged in research and development, 174 of whom were primarily engaged in sales and marketing, 690 of whom were primarily engaged in providing implementation and professional support services and 225 of whom were primarily engaged in administration and finance. These employees are located in the United States, Australia, Brazil, Canada, China, Czech Republic, Germany, India, Israel, Italy, Japan, Sweden, the United Kingdom, and in 24 other countries globally. While the laws of certain of the jurisdictions in which we have employees do not require employees to advise us of union membership, to our knowledge, none of our employees is represented by a labor union or covered by a collective bargaining agreement other than those employees based in Israel, who are covered by a collective bargaining agreement through December 31, 2021. We consider our relationship with employees to be good.

Facilities

Our principal offices occupy approximately 58,635 square feet of leased office space in Richardson, Texas. The lease term for our headquarters runs through November 2027, and we have the right to assign the lease or sub-lease with landlord authorization.

We also maintain sales, development or technical assistance offices in the following countries: Reading, United States; Reading, United Kingdom; North Sydney, Australia; Shanghai and Beijing, China; Bangalore, Gurgaon and Mumbai, India; Dubai; Bonn, Germany; Zagreb, Croatia; Ra’anana, Israel; Stockholm, Sweden, as well as twenty additional countries.

We believe that our current facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

MANAGEMENT

The following table sets forth information as of                     , 2019 regarding certain individuals who are expected to serve as our executive officers and directors of Mavenir plc upon completion of this offering:

NAME	AGE	POSITION
Executive Officers:
Pardeep Kohli		President and Chief Executive Officer, Director
BG Kumar		President, Communication Services Business Group
Terrence Hungle		Executive Vice President and Chief Financial Officer
Charles Gilbert		Executive Vice President, Chief Legal Officer and Corporate Secretary
BJ Jalalizadeh		Executive Vice President, Global Sales and Strategic Marketing
Non-Employee Directors:
Hubert de Pesquidoux		Chairman of the Board
Frank Baker		Director
Peter Berger		Director
Ronald J. de Lange		Director
Merle Gilmore		Director
Jeffrey Hendren		Director
Michael Hulslander		Director
Roderick Randall		Director
Theodore Schell		Director

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Pardeep Kohli.    Mr. Kohli has been our President and Chief Executive Officer since December 2016. Prior to Mavenir, Mr. Kohli served as CEO of Xura, which he joined after it acquired Ranzure, an early-stage 5G and Cloud RAN solutions company that Mr. Kohli founded in 2016. Before leading Ranzure, Mr. Kohli was President and CEO of Mavenir Systems, Inc., guiding it through a successful initial public offering in November 2013 and its subsequent acquisition by Mitel Networks Corporation in 2015. See “Prospectus Summary—Our History.” Prior to his role at Mavenir Systems, Mr. Kohli was Co-Founder, President and CEO of Spatial Wireless which was acquired by Alcatel in 2004 and was the leading vendor of wireless Softswitch, bringing significant innovation to the circuit switched mobile core. Mr. Kohli has also been a member of our Board of Directors since December 2016.

BG Kumar.    Mr. Kumar has been our President of our Communication Services Business Group since February 2017, and leads our mobile network transformation strategy for major MNOs globally. Prior to joining us, Mr. Kumar was President of Mitel Mobile, which he joined from Imagine Communications, where he was Global Head of research and development. Mr. Kumar had also previously held several management positions at Genband, including EVP, Chief Product Officer, and EVP and President of the Multimedia Business Unit. Mr. Kumar joined Genband from Mavenir Systems, Inc., where he was EVP of Engineering and Operations. He also held a senior position at Tekelec, where he was Vice President of Softswitch Solutions Engineering. Mr. Kumar has previously served on several boards, including Ranzure Networks and Procera Networks.

Mr. Kumar graduated with honors from the Florida Institute of Technology with a Bachelor of Science in Electrical Engineering and a Master’s degree in Computer Science. He is a graduate of the

Institute of Managerial Leadership at the University of Texas at Austin, and the Leadership Development Program at Duke University.

Terrence Hungle.    Mr. Hungle has been our Chief Financial Officer of Mavenir since January 2019 and is responsible for all financial operations and processes within the company. Previously, he was the Chief Financial Officer for Imagine Communications Corp., where he was responsible for the day-to-day oversight of Imagine’s financial operations and planning. He has over 40 years of business experience, principally in telecommunications. He served as the Chief Financial Officer at Mitel Mobile from April 2008 through April 2015. Mr. Hungle served as the Chief Financial Officer of Navini Networks, Inc. and prior to that role, he also served as Vice President of Corporate Planning with Spatial Wireless Inc., where he led the successful merger transaction with Alcatel. Before his role at Spatial Wireless, Mr. Hungle successfully held a number of senior finance and controllership positions, both domestically and internationally, including that of Chief Financial Officer for Nortel Networks Corporation.

He serves as a Member of Advisory Board at Centina Systems, Inc. and Orchestra Technology. Mr. Hungle holds a Diploma in Accountancy from Saskatchewan Polytechnic in Canada and is a Chartered Professional Accountant (CPA).

Charles Gilbert.    Mr. Gilbert has been our EVP, Chief Legal Officer and Corporate Secretary since August 2019 and is responsible for our global legal function and all legal matters of the Company. Previously, he was the Chief Legal Officer for MediaKind (f/k/a Ericsson Media Solutions), in connection with Ericsson’s divestiture of that business. Prior to MediaKind, he was the EVP and Chief Legal Officer of Imagine Communications. Prior to Imagine Communications, he was the SVP and General Counsel of SourceHOV (now part of Exela Technologies Inc.). Prior to SourceHOV, he was a partner in the corporate securities section of Jackson Walker LLP, a Texas-based law firm.

Mr. Gilbert received his Bachelor of Science in Physics from the University of Texas, and his J.D. with honors from the University of Texas School of Law.

BJ Jalalizadeh.    Mr. Jalalizadeh has been our Executive Vice President, Global Sales and Strategic Marketing since February 2017. He oversees our worldwide sales effort, and is responsible for developing and executing strategic new business and growth plans.

Prior to joining us, Mr. Jalalizadeh was Vice President of Business Development and Marketing of Mobile Next Generation at Alcatel, where he oversaw expansion and growth of next generation softswitch technology globally. Before that role, Mr. Jalalizadeh was Vice President of Business Development at Spatial Wireless.

Mr. Jalalizadeh earned a Bachelor of Science in Electrical Engineering from the University of Oklahoma and an MBA from the University of Dallas.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors upon completion of this offering will consist of 11 directors.

Pardeep Kohli.    Mr. Kohli’s biographical information can be found above under “—Executive Officers.”

Hubert de Pesquidoux.    Mr. de Pesquidoux has been a director since August 2016. Mr. de Pesquidoux is a former senior executive of Alcatel-Lucent SA, with a 21-year career until 2009. His last position was Chief Financial Officer of Alcatel-Lucent and President of its Enterprise Business Group.

Mr. de Pesquidoux was also previously a member of the Alcatel Executive Committee and held various executive positions including President and Chief Executive Officer of Alcatel North America, Chief Executive Officer of Alcatel Canada (formerly Newbridge Networks) and Chief Financial Officer of Alcatel USA. Mr. de Pesquidoux has previously served as Chairman of the Board for Tekelec, and was on the board of Mavenir and Thales. Mr. de Pesquidoux is currently the Executive Chairman of Mavenir and PGi and is also a member of the Board and Chairman of the Audit Committee for Criteo SA and Sequans Communications as well as a member of the Board of Directors of TNS.

He is a graduate of Institut Politiques de Paris, has a Maltrise en droit des Affaires from Nancy Law University and a DESS from Paris Dauphine University.

Frank Baker.    Mr. Baker has been a director since May 2016. Mr. Baker is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. Mr. Baker started his career in the Mergers and Acquisitions group of Goldman Sachs and has an M.B.A. from Harvard Business School and a B.A. from the University of Chicago. Mr. Baker also serves as a trustee of the University of Chicago.

Peter Berger.    Mr. Berger has been a director since May 2016. Mr. Berger is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. Mr. Berger started his career at Arthur Andersen where he was global head of the Corporate Finance Group and was a Managing Director of Bear Stearns Companies. Mr. Berger was also a founding member of the private equity firm Ripplewood Holdings LLC. He has an M.B.A. from Columbia University Graduate School of Business and a B.Sc. from Boston University.

Ronald J. de Lange.    Mr. de Lange has been a director since September 2016. Mr. de Lange is the former CEO of Tekelec, where he spent 8 years and also served as Executive Vice President of Global Product Solutions. Prior to joining Tekelec, he had a 24-year career at Lucent Technologies, where he held a number of leadership roles. Since 2014, Mr. de Lange has been a professional investor engaged in financing early-stage technology companies and managing other business interests. Mr. de Lange has previously served as Chairman of the Board at Radisys Corporation. Mr. de Lange holds a Bachelor’s Degree in Electrical Engineering Technology from the DeVry Institute of Technology and a Master’s Degree in Computer Science from DePaul University. He has also completed management studies at the Wharton School of Management and Yale University.

Merle Gilmore.    Mr. Gilmore has been a director since August 2016. Mr. Gilmore is a former senior executive of Motorola, Inc., where he served in various senior management positions for 30 years there prior to his retirement in 2000. He was previously a member of the board of directors of Proxim Corp., Japan Telecom, Inc., MedQuist (now MModal), and Mediabolic, Inc., as well as Chairman of the Board and a representative officer of D&M Holdings Inc. and Executive Chairman of Tekelec and Airvana. Mr. Gilmore currently serves on the board of directors of Stratus Technologies, PulseSecure and Revenew Systems, LLC.

Jeffrey Hendren.    Mr. Hendren has been a director since May 2016. Mr. Hendren is a Co-Founder and Managing Partner of Siris Capital and is a member of the board of directors of all Siris Capital portfolio companies. Mr. Hendren started his career at Georgia Pacific and was a member of the Mergers and Acquisitions group of Goldman Sachs. He has an M.B.A. from Harvard Business School and a B.Sc. from Indiana University.

Michael Hulslander.    Mr. Hulslander has been a director since June 2018. Mr. Hulslander joined Siris Capital in 2012 and is a member of the board of directors of Travelport Worldwide Ltd., eNett International Ltd., and Pulse Secure, LLC. Mr. Hulslander started his career in the Financial Institutions Group at J.P. Morgan. He has a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan.

Roderick Randall.    Mr. Randall has been a director since August 2016. Mr. Randall spent over 25 years in the technology and computer networking industry as an entrepreneur, senior executive, and venture capitalist. He was a Founding Partner at Vesbridge Partners and a General Partner at St. Paul Venture Capital. Previously, Mr. Randall was Chief Marketing Officer of Lucent Technologies and was Vice President of Marketing at Ascend. Prior to that, Mr. Randall was Vice President of Worldwide Marketing at Stratus Computer and Vice President of Strategic Market Development at Madge Networks, following its 1996 acquisition of Teleos Communications. Mr. Randall co-founded Teleos in 1987 and served many roles including as Chief Technology Officer, Vice President of Marketing and Business Development and Vice President of WAN Access Technology. He began his career at AT&T Bell Labs and holds several U.S. patents. Mr. Randall was previously a member of the Board of Directors of Tekelec, Airvana, TNS, Bytemobile, Bitfone, Snowshore, Teltier Technologies, ProQuent, FusionOne, Dynamicsoft, PGi and VisageMobile. Currently, he is a member of the Board of Directors of Stratus Technologies and a member of the Board of Overseers of PBS TV producer and broadcaster WGBH.

Theodore Schell.    Mr. Schell has been a director since August 2016. Mr. Schell has worked in the telecom industry for over 20 years having last served as Sprint Corporation’s Senior Vice President for Strategy and Corporate Development and as a member of its Management Committee from 1989-2000. Mr. Schell played a leading role in the founding of Sprint PCS. He also was the Founder, President, and CEO of Realcom Communications Corporation, which was acquired by IBM in 1987. Mr. Schell founded and serves as Chairman of Enforta, Russia’s largest wireless broadband access company since 2003. Mr. Schell is a member of the Board of Directors of TNS, Peerless Networks, ENA and ERTelecom and previously was a member of the Boards of Directors of Tekelec, Airvana, Clearwire, Time Warner Telecom, RCN, Comverse Technology, PGi and Flag. Prior to joining Siris Capital, Mr. Schell was a General Partner at Apax for several years as well as a Managing Director at Associated Partners, LP.

Controlled Company

We intend to apply to list our Class A ordinary shares on the NASDAQ. As affiliates of Siris Capital will continue to control more than 50% of the voting power of our outstanding Class A ordinary shares upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a result, although the members of our audit committee are required to be independent (subject to a permitted “phase-in” period), we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee with a written charter addressing the committee’s purpose and responsibilities or an independent nominating function through a nominating and corporate governance committee or through our independent directors under the rules of the NASDAQ. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NASDAQ, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—We will be a controlled company within the meaning of the NASDAQ rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.”

Director Independence

The rules of the NASDAQ and the SEC impose several requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the NASDAQ and the SEC. For a director to be considered independent under those rules, our board of directors must affirmatively determine that the director does not have any material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these standards, our board of directors has determined

that each of our directors other than                is an independent director as defined under the rules of the NASDAQ applicable to members of our board of directors. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our ordinary shares by affiliates of Siris Capital, the roles of                  with Siris Capital and affiliates of Siris Capital, and other relevant information.

Indemnification of Directors and Executive Officers

Under our Articles of Association, and subject to the provisions of the U.K. Companies Act 2006 (the “Companies Act 2006”), each of our directors is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or any officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Board Composition

Our board of directors will consist of 11 members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by our board of directors in accordance with our Articles of Association. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:

•	selecting, evaluating, compensating and overseeing the independent registered public accounting firm;

•	reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;

•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;

•	reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;

•

as required by the listing standards of the NASDAQ, reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

•	approving audit and non-audit services provided by the independent registered public accounting firm;

•	reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;

•	meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;

•	overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;

•	overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the board of directors);

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;

•	discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;

•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and

•	reviewing the audit committee charter and the committee’s performance at least annually.

Our audit committee will be comprised of                 ,                 ,                  and                .                  will serve as the chairperson of the audit committee. We believe that                  and                 will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the NASDAQ with respect to audit committee membership. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

We also believe that                 will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:

•	identify, evaluate and recommend individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;

•

select, or recommend that our board of directors select, the director nominees to stand for election at each annual general meeting of our shareholders or any subsidiary or to fill vacancies on our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and monitor compliance with such guidelines;

•	review proposed waivers of the code of conduct for directors and executive officers; and

•	oversee the annual performance evaluation of our board of directors (and any committees thereof) and management.

The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our board of directors. The nominating and corporate governance committee also reviews and evaluates all shareholder director nominees.

Our nominating and corporate governance committee will be comprised of                 ,                 ,                  and                 ..                will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Compensation Committee

The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the board of directors.

We intend that our compensation committee will also perform the following functions related to executive compensation:

•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;

•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;

•	review and approve, subject, if applicable, to shareholder approval, our compensation programs;

•	review and recommend to the board of directors new executive compensation programs;

•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;

•	review and assess risks arising from our compensation programs;

•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;

•	review our management succession planning;

•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;

•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;

•	review and approve, subject, if applicable, to shareholder approval, material changes in our employee benefit plans;

•	establish and periodically review policies for the administration of our equity compensation plans; and

•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.

In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.

Our compensation committee will be comprised of                 ,                 ,                  and                .                 will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.mavenir.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.mavenir.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our culture and long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. For 2018, the material elements of our executive compensation program were base salary and annual cash bonuses. In addition, our executive compensation program also includes outstanding incentive rights granted in 2017 under our LTIP. We expect that our executive compensation program will evolve to reflect our status as a public company and market practices.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of January 31, 2019. We refer to these individuals as our “named executive officers.” For fiscal 2018, our named executive officers were:

Pardeep Kohli, President and Chief Executive Officer;

BG Kumar, President, Communication Services Business Group; and

Walter Loh, Former Executive Vice President and Chief Financial Officer.(1)

(1)	Mr. Loh served as Executive Vice President and Chief Financial Officer through February 28, 2019.

Compensation of Named Executive Officers

Base Salary.    Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each executive officer’s scope of responsibility and accountability with us. Please see the “Salary” column in the Fiscal 2018 Summary Compensation Table for the base salary amounts received by each named executive officer in fiscal 2018.

Bonus Programs.    Historically, we have provided our senior leadership team with short-term incentive compensation through our annual bonus program. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual bonus program provides cash incentive award opportunities for the achievement of performance goals established by the compensation committee of our board of directors at the beginning of each fiscal year.

The payment of awards under the fiscal 2018 bonus program applicable to the named executive officers was subject to the attainment of a number of goals relating to bookings, billings, revenues,

Adjusted EBITDA, free cash flow and certain individual objectives established for each named executive officer.

Early in fiscal 2018, the compensation committee established bonus targets for each participant in the annual bonus program, including each of the named executive officers. The bonus targets for the named executive officers ranged from 85% to 150% of base salary. We did not achieve the threshold Adjusted EBITDA goal that was required to fund the fiscal 2018 bonus program. The compensation committee reviewed the company’s performance as compared to fiscal 2017 and, based on such performance, determined that discretionary bonuses should be paid to participants in an amount that approximated 65% of the target bonus opportunity under the fiscal 2018 bonus program. Please see the “Bonus” column in the Fiscal 2018 Summary Compensation Table for the amount of annual bonuses paid to each named executive officer in fiscal 2018.

During fiscal 2018, Mr. Kumar received a retention bonus pursuant to a transaction bonus agreement that Mr. Kumar entered into in connection with the 2017 sale of Mitel Mobile. Under the terms of the retention bonus agreement, Mr. Kumar was eligible to receive the retention bonus on the one-year anniversary of the closing of the sale, subject to Mr. Kumar’s continued employment through such date. Please see the “Bonus” column in the “Fiscal 2018 Summary Compensation Table” for the retention bonus paid to Mr. Kumar in fiscal 2018.

2017 Long-Term Incentive Plan

In fiscal 2017, we adopted the LTIP under which participants are eligible to receive IRs. Under the terms of the LTIP, a vested IR entitles the participant to receive a distribution in either shares of the Company, cash or a combination thereof upon the occurrence of a Liquidity Event, as calculated in accordance with the LTIP, with a value greater than the strike price applicable to the participant’s IR. The amount paid to a participant is determined based on specified percentages of the difference between the distribution amount payable to the Parent Members (net of certain fees and expenses, indebtedness and escrowed or other contingent amounts) and the strike price, with the percentage of such amount varying based on the multiple of invested capital received by the Parent Members as set forth in the LTIP. In general, the strike price is determined based on the value of the Company at the time of grant. Seventy percent of the IRs are Time-Based IRs, which are subject to time-based graded vesting of a period of three years, subject to the participant’s continued employment through each vesting date, and can only become payable, to the extent vested, upon a Liquidity Event, provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining thirty percent of the IRs vest on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the LTIP) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event generally includes a change in control of the Company as well as the sale of substantially all of the Company’s assets. Under the LTIP, the compensation committee has discretion to waive or accelerate the vesting of outstanding IRs in connection with an initial public offering. The compensation committee is currently evaluating the IR program to determine the treatment of the IRs in connection with this offering. For additional information regarding the LTIP, please see the section above entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”

In fiscal 2018, the Company did not grant any IRs to the Company’s named executive officers; however, each holds outstanding IRs granted in fiscal 2017. Please see the “Fiscal 2018 Outstanding Equity Awards Table at Fiscal Year-End” for further information regarding outstanding IRs including a description of the vesting terms applicable to outstanding IRs.

Fiscal 2018 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended January 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(2) ($)	Total ($)
Pardeep Kohli, President and Chief Executive Officer	2018	470,838	487,500	—	—	8,250	966,588
BG Kumar, President, Communication Services Business Group	2018	310,001	1,170,000	—	—	8,250	1,488,251
Walter Loh, Former Executive Vice President and Chief Financial Officer(3)	2018	400,005	200,000	—	—	—	600,005

(1)

The amount reported in this column for Mr. Kumar includes a retention bonus of $1,000,000 awarded to Mr. Kumar in 2016 relating to the sale of Mitel Mobile, as described above. The remaining amounts includes in this column represent discretionary bonuses paid with respect to fiscal 2018 performance, as described above.

(2)	Amounts reflect 401(k) matching contributions for Mr. Kohli and Mr. Kumar.
(3)	Mr. Loh served as Executive Vice President and Chief Financial Officer through February 28, 2019. Mr. Loh did not receive any severance in connection with his separation from the company.

Outstanding Equity Awards at Fiscal 2018 Fiscal Year-End

The following table summarizes the number and market value of unvested IRs held by each named executive officer on January 31, 2019.

Name	Grant Date	Number of units that have not vested(1)		Market value of units that have not vested$(2)
Pardeep Kohli	4/19/2017	6,750,000	[1]
BG Kumar	4/19/2017	3,375,000
Walter Loh	4/19/2017	2,250,000

(1)

Amounts reported in this column represent the number of unvested IRs held by each named executive officer as of January 31, 2019. Under the terms of the LTIP and the award agreements, the IRs vest 25% on the one-year anniversary of the grant date, 6.25% on a quarterly basis from the one-year anniversary of the grant date until the second anniversary of the grant date, 5% on a quarterly basis from the second anniversary of the grant date until the third anniversary of the grant date, in each case, subject to the participant’s continued employment with the Company through the applicable vesting date, and can only become payable, to the extent vested, upon a Liquidity Event (collectively, the “Time-Based IRs”), provided, that any unvested Time-Based IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. The remaining 30% vest on the one-year anniversary of a “Sale Event” (as defined in the LTIP, and which generally refers to a change in control of the Company), subject to the participant’s continued employment with the Company through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause at any time during the one-year period following a Sale Event (collectively, the “Sale Event-vested IRs”). If a Sale Event has not occurred prior to the seventh anniversary of the applicable grant date, then the LTIP and the issued IRs will terminate without the payment of any consideration to the participant. Vested IRs terminate on the earlier to occur of the 4th anniversary of a termination without cause or the expiration of the seven year term. The IRs are also subject to forfeiture in the event that the participant breaches certain restrictive covenants set forth in the award agreement. As discussed above, a vested IR entitles the participant to receive a distribution in either shares of the Company, cash or a combination thereof in the event that the Parent Members receive aggregate cash distributions (other than tax distributions), as calculated in accordance with the LTIP, with a value greater than the strike price applicable to the participant’s IR. The strike price for was set at $743,711,466 for each of the named executive officers’ 2017 IR grants. Based on the time-vesting schedule, as of January 31, 2019, Messrs. Kohli, Kumar and Loh were deemed vested in 5,250,000, 2,625,000 and 1,750,000 IRs, respectively, with payment with respect to such IRs remaining subject to the occurrence of a Liquidity Event.

(2)

Because the Company’s equity is not publicly traded, there is no ascertainable public market value for the IRs. The market value reported in this table is based upon an internal valuation analysis of the “fair market value” (as defined in the Company’s applicable equity documents) of total Company equity that takes into account             .

Employment Agreements and Retirement Plans

Employment Agreements

Pardeep Kohli

On December 19, 2016, Sierra Private Investments, L.P. entered into an employment agreement with Mr. Kohli to serve as Chief Executive Officer of Sierra Private Holdings II, Ltd. The employment agreement provides for an annual base salary of $450,000 per year (since revised to $500,000 per year effective as of September 1, 2018). The employment agreement also provides that Mr. Kohli be eligible to receive an annual variable bonus of 150% of his base salary. Mr. Kohli is also eligible to participate in the benefit plans and arrangements made available to similarly situated executives of the Company.

Under the terms of Mr. Kohli’s employment agreement, Mr. Kohli was granted a bonus opportunity equal to $663,409, which vests in 25% annual increments following the effective date of Mr. Kohli’s employment, and which is payable upon a “change in control” of the Company (as defined in the employment agreement). In the event of a change in control while Mr. Kohli is employed by the Company, the full amount of this cash bonus will be deemed earned and will become payable to Mr. Kohli. An initial public offering will not be deemed a change in control for purposes of this bonus unless 50% of the voting shares are transferred to a third party.

If Mr. Kohli’s employment is terminated by the Company without cause or by Mr. Kohli for good reason (as defined in the employment agreement), he will, subject to execution and non-revocation of a release, be entitled to: (i) continued payment of his base salary over a period equal to twelve months; (ii) a pro rata portion of the annual performance bonus actually earned for the fiscal year of the termination (iii) accelerated vesting with respect to all LTIP awards held by Mr. Kohli such that all LTIP awards that would have vested during the 12-month period following such termination of employment will vest as of the effective date of such termination; and (iv) health and dental premium reimbursement for up to twelve months for Mr. Kohli and his eligible dependents.

B.G. Kumar

On February 15, 2016, Mitel Mobile entered into an employment agreement with Mr. Kumar to serve as President of Mitel Mobile. Mitel Mobile amended the employment agreement on November 10, 2016. The employment agreement provides for an annual base salary of $310,000 per year. The employment agreement also provides that Mr. Kumar is eligible to receive an annual variable bonus with a target opportunity equal to 65% of his base salary (which has since been increased to 85% of base salary). Mr. Kumar is also eligible to participate in the benefit plans and arrangements made available to all full-time employees of the Company.

If Mr. Kumar’s employment is terminated by the Company without cause (as defined in the agreement) or, within twelve months following a change of control (as defined in the agreement), by Mr. Kumar for good reason (as defined in the employment agreement), Mr. Kumar will be, subject to execution and non-revocation of a release, entitled to: (i) severance equal to 12 months’ compensation, calculated as: (a) his then current monthly base salary, plus (b) monthly bonus equal to 1/36th of the total of all bonuses paid to him during the three most recently completed fiscal years plus (c) any monthly car allowance; (ii) Company-subsidized medical and dental COBRA benefits for a period of 12 months and (iii) in the case of a termination without cause or due to good reason within 12 months following a change in control, accelerated vesting of Mr. Kumar’s outstanding equity awards, with any performance-based awards deemed achieved at target performance.

Walter Loh

On February 3, 2017, Xura, Inc. entered into an employment letter with Mr. Loh to serve as Executive Vice President and Chief Financial Officer, which provided for an initial base salary of $400,000 and a target bonus opportunity equal to 100% of Mr. Loh’s base salary. Under Mr. Loh’s letter agreement, in the event Mr. Loh was terminated by the Company without cause or by Mr. Loh due to good reason (each as defined in the letter agreement), Mr. Loh was eligible, subject to execution and non-revocation of a release, to receive: (i) a lump sum payment equal to 150% of Mr. Loh’s annual base salary then in effect; (ii) a pro rata portion of the annual performance bonus actually earned for the fiscal year of termination; (iii) any earned but unpaid annual performance bonus for the fiscal year ending prior to the date of termination; and (iv) up to 18 months of COBRA continuation coverage premium reimbursement less the amount of Mr. Loh’s portion of the premium as if Mr. Loh were an active employee. As noted above, Mr. Loh did not receive any severance benefits in connection with his 2019 separation from the Company.

401(k) Plan

The Company maintains a qualified 401(k) savings plan which allows participants to defer cash compensation up to the maximum amount allowed under Internal Revenue Service (“IRS”) guidelines. We make matching contributions of up to 3% of cash compensation, subject to IRS limits. Participants are always vested in participant and employer matching contributions to the plan.

2019 Equity Incentive Plan

In connection with this offering, we intend to adopt the Mavenir plc 2019 Equity Incentive Plan (the “2019 Incentive Plan”). The material terms of the 2019 Incentive Plan will be disclosed in a subsequent filing.

Fiscal 2018 Director Compensation

In connection with this offering, we are reviewing a compensation program that we will establish for our directors. We expect that our President and Chief Executive Officer, Mr. Kohli, will not receive compensation for his service as a director.

The table below provides information for the year ended January 31, 2019 regarding the compensation awarded to, earned by or paid to our non-employee directors and directors not employed by Siris Capital. We do not have a non-employee director compensation program. Instead, non-employee directors have received compensation from us pursuant to consulting agreements that they entered into with us to serve as members on our Board. The amounts reported below represent the fees paid with respect to fiscal 2018 for consulting services under those agreements. In connection with this offering, our board of directors expects to engage an independent compensation consultant to assist in the evaluation of our post-offering non-employee director compensation program.

Name	All Other Compensation ($)	Total ($)
Hubert de Pesquidoux	660,000	660,000
Kai Oistamo	175,000	175,000
Roderick K. Randall	150,000	150,000
Merle Gilmore	100,000	100,000
Ted Schell	150,000	150,000
Ronald J. de Lange	100,000	100,000

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or shareholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.

Related Party Transaction Policy

We have established a written related party transaction policy that provides procedures for the review of transactions in excess of $120,000 in any year between us and any covered person having a direct or indirect material interest with certain exceptions. Covered persons include any director, executive officer, director nominee or shareholders known to us to beneficially own 5% or more of our voting securities or any affiliates and immediate family members of the foregoing. Any such related party transactions shall require advance approval by a majority of our independent directors or by our audit committee.

Corporate Reorganization

We are a private company incorporated under the laws of England and Wales. Immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, we will form Mavenir plc, a public limited company incorporated under the laws of England and Wales and the issuer of our Class A ordinary shares offered hereby. Following such formation, the existing shareholder of Mavenir Private Holdings II Ltd. will exchange its existing equity interests in Mavenir Private Holdings II Ltd. for a number of Class B ordinary shares of Mavenir plc having an equivalent value. As a result of the Corporate Reorganization, the existing shareholder of Mavenir Private Holdings II Ltd. will become the initial holder of Class B ordinary shares of Mavenir plc. Our controlling shareholder, an affiliate of Siris Capital, will own approximately                 Class B ordinary shares, representing     % of our combined voting power of our outstanding shares after this offering. For additional information regarding the Corporate Reorganization and affiliates of Siris Capital, please see “Corporate Reorganization” and “Prospectus Summary—Sponsor,” respectively.

Management and Professional Agreements

The Company, affiliates of Siris Capital, certain affiliates of Siris Capital and members of our board of directors have entered into management and professional agreements pursuant to which general advisory and management services are provided to the Company with respect to operational matters. For the fiscal year ended January 31, 2019, fees relating to these agreements totaled $2,597,000. Upon consummation of this offering, these agreements will terminate.

Other Related Party Agreements

In October 2017, we entered into a sales agreement with Transaction Network Services, Inc. (“TNS”), a portfolio company of Siris Capital, pursuant to which TNS contracted to procure, and we contracted to supply, certain software, hardware and related services, on a case-by-case basis. For the fiscal year ended January 31, 2019, we recorded revenue of $441,000, and had an accounts receivable balance of $26,000 for TNS as of January 31, 2019.

For the fiscal year ended January 31, 2019, the Company entered into a purchase agreement with PGi, a portfolio company of Siris Capital, for purchases in the amount of $164,000 and had an accounts payable balance of $29,000 for PGi as of January 31, 2019. In addition, the Company entered into a sales agreement with PGi, pursuant to which for the fiscal year ended January 31, 2019 it recorded revenues of $750,000.

Registration Rights Agreement

In connection with this offering we intend to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with Siris Capital. The Registration Rights Agreement will provide Siris Capital with certain demand registration rights, including shelf registration rights, in respect of any of our Class A ordinary shares held by it (upon conversation of Class B ordinary shares held by it), subject to certain conditions. In addition, in the event that we register additional Class A Ordinary Shares for sale to the public following the completion of this offering, we will be required to give notice of such registration to Siris Capital of our intention to effect such a registration, and, subject to certain limitations, include Class A Ordinary Shares held by it (upon conversion of Class B ordinary shares held by it) in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of ordinary shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of Siris Capital, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

PRINCIPAL SHAREHOLDER

The following table sets forth information as of                 , 2019 regarding the beneficial ownership of our Class A ordinary shares and our Class B ordinary shares, after giving effect to the Corporate Reorganization by (1) each person or group who is known by us to own beneficially more than 5% of our outstanding Class A ordinary shares or our Class B ordinary shares (including any securities convertible or exchangeable within 60 days into Class A ordinary shares or Class B ordinary shares, as applicable), (2) each of our named executive officers, (3) each of our directors and (4) all of our current executive officers, directors and director nominees as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Owners of our Class B ordinary shares are entitled to convert their Class B ordinary shares on a one-for-one basis (subject to customary adjustments) for Class A ordinary shares at any time at the option of the holder. Accordingly, for the purposes of this table each holder of Class B ordinary shares is deemed to be the beneficial owner of an equal number of Class A ordinary shares (in addition to any other Class A ordinary shares beneficially owned by such holder), which is reflected in the table entitled “Amount and Nature of Beneficial Ownership” under the columns “Number of Shares” and “Percentage” for the Class A ordinary shares.

The percentage of shares beneficially owned is computed on the basis of                 Class A ordinary shares outstanding as of                 , 2019, and Class B ordinary shares outstanding as of                 , 2019. Class A ordinary shares that a person has the right to acquire within 60 days of                 , 2019 (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group.

To our knowledge, each person named in the table below has sole voting and investment power with respect to all of the Class A ordinary shares and Class B ordinary shares, except as otherwise set forth in the notes to the table and pursuant to applicable community property laws. Unless otherwise indicated in the table or footnotes below, the address for each officer and director listed in the table is 1700 International Pkwy, Suite 200, Richardson, Texas 75081.

Amount and Nature of Beneficial Ownership

Class A Ordinary Shares Beneficially Owned
	Class A Ordinary Shares Beneficially Owned before this offering			Class A Ordinary Shares being offered	Class A Ordinary Shares Beneficially Owned after giving effect to this offering (no option)			Class A Ordinary Shares Beneficially Owned after giving effect to this offering (with option)
Name of beneficial owner	Number of Shares	Percentage			Number of Shares	Percentage		Number of Shares	Percentage
Greater than 5% Shareholders
			%				%			%
			%				%			%
Directors and Executive Officers
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
			%				%			%
All Directors and Executive Officers as a group ( persons)

Class B Ordinary Shares Beneficially Owned
	Class B Ordinary Shares Beneficially Owned before this offering			Class B Ordinary Shares Beneficially Owned after giving effect to this offering
Name of beneficial owner	Number of Shares	Percentage		Number of Shares	Percentage
Greater than 5% Shareholders
Mavenir Private Holdings I Ltd.(1)
			%			%
			%			%

*	Represents beneficial ownership of less than 1%.
(1)	These Class B shares are held directly by Mavenir Private Holdings I Ltd. Mavenir Private Holdings I Ltd. is controlled by its sole shareholder, Mavenir Private Finance Ltd.

Mavenir Private Finance Ltd is controlled by its sole shareholder, Mavenir Private Finance Holdings Ltd. Mavenir Private Finance Holdings Ltd is controlled by its sole shareholder, Sierra Private Investments L.P. Sierra Private Investments L.P. is controlled by its general partner, Siris Partners III (Cayman) GP I L.P. Siris Partners III (Cayman) GP I L.P. is controlled by its general partner, Siris Partners III (Cayman) GP I Ltd. Siris Partners III (Cayman) GP I Ltd also serves as general partner to each of Siris Partners III (Cayman) Main I L.P. and Siris Partners III (Cayman) Parallel I L.P., both of which are limited partners of Sierra Private Investments L.P.

Siris Capital Group III, L.P. serves as investment manager to Siris Partners III (Cayman) Main I L.P. and Siris Partners III (Cayman) Parallel I L.P. pursuant to investment management agreements with each of them. Siris Capital Group III, L.P. is controlled by its general partner, Siris Advisor HoldCo III, LLC. Siris Advisor HoldCo III, LLC is controlled by its general partner, Siris Group GP, LLC.

Each of Siris Partners III (Cayman) GP I Ltd. and Siris Group GP LLC is controlled by Frank Baker, Peter Berger and Jeffrey Hendren. Each of the foregoing persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Exchange Act, which group may be deemed to share the power to vote or direct the vote, or to dispose or direct the disposition, of these Class B shares. Each of the foregoing persons expressly disclaims being a member of a “group” and expressly disclaims beneficial ownership of securities held by any other person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such person’s management and control. The address of each of the foregoing persons is c/o Siris Capital Group, LLC, 601 Lexington Avenue, 59th Floor, New York, NY 10022.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our share capital as provided in our Articles of Association, as in effect upon the completion of this offering. The summaries and description below do not purport to be complete statements of the relevant provisions. For a complete description, we refer you to, and the following summaries and descriptions are qualified in their entirety by reference to our Articles of Association, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Companies Act 2006.

Authorized and Outstanding Share Capital

Upon the consummation of this offering, our authorized share capital will consist of                 Class A ordinary shares, par value $0.001 per Class A ordinary share,                 Class B ordinary shares, par value $0.001 per Class B ordinary share and one Redeemable Sterling Share, par value £50,000. There are currently                 Class A ordinary shares and                 Class B ordinary shares outstanding, all of which are held by the controlling shareholder. Our board of directors will be authorized to allot additional shares up to a maximum nominal amount of $        reserved for future issuances approved by our board of directors.

Class A Ordinary Shares

The shares being offered in this offering are our Class A ordinary shares. All Class A ordinary shares, including those sold pursuant to this offering, are fully paid.

Class B Ordinary Shares

Our Class B ordinary shares are voting ordinary shares with the same economic interest as our Class A ordinary shares. All of our issued and outstanding Class B ordinary shares are fully paid. Our Class B ordinary shares will only be held by affiliates of Siris Capital. To the extent any Class A ordinary share is subject to any stock split, stock dividend, reclassification or similar transaction, each Class B ordinary share will be subject to such event on an equivalent basis.

Pursuant to our Articles of Association, our Class B ordinary shares may not be held by any person other than affiliates of Siris Capital. To the extent a holder of our Class B ordinary shares seeks to transfer its Class B ordinary shares, such Class B ordinary shares, to the extent transferred to a non-affiliate of Siris Capital, will, under the terms of our Articles of Association, automatically convert into Class A ordinary shares on a one-for-one basis (subject to certain customary adjustments).

Because our Class A ordinary shares and our Class B ordinary shares are economically equivalent, holders of our Class A ordinary shares will not experience dilution solely as a result of the conversion of any Class B ordinary shares.

Preferred Shares

Under our Articles of Association, we may from time to time issue preferred shares with a ranking senior to our ordinary shares in the event of our liquidation.

Voting Rights

Upon the consummation of this offering, the holders of our Class A ordinary shares will be entitled to one vote per Class A ordinary share, and the holders of our Class B ordinary shares will be entitled to ten votes per Class B ordinary share.

Pursuant to our Articles of Association, each holder of our Class B ordinary shares shall have the right to convert some or all of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis, at any time, upon notice to the Company.

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters requiring approval by our ordinary shareholders and will vote as a separate class on all class voting matters or as may otherwise required by law.

Upon consummation of this offering, assuming no exercise of the underwriters’ option to purchase up to an additional                  Class A ordinary shares, holders of our Class A ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares, and holders of our Class B ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares.

If the underwriters exercise in full their option to purchase an additional                  Class A ordinary shares, holders of our Class A ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares, and holders of our Class B ordinary shares will hold approximately     % of the combined voting power of our outstanding ordinary shares.

Dividends

Subject to the provisions of English law and any preferences that may apply to shares outstanding at the time, holders of Class A ordinary shares and Class B ordinary shares will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time. All dividends are declared and paid in proportions based on the amounts paid up on the shares in respect of which the dividend is paid. We do not currently pay dividends on our ordinary shares and we currently intend to retain all available funds and any future earnings for use in the operation of our business. Any determination to pay dividends will be made at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, legal and regulatory requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. For further information regarding the payment of dividends under English law, see “—Differences in Corporate Law—Distributions and Dividends.”

Liquidation

Holders of Class A ordinary shares and Class B ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding. A liquidator may, with the sanction of a special resolution and any other sanction required by the Insolvency Act 1986, divided among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Rights and Preferences

Holders of our ordinary shares have no preemptive, reorganization, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-emptive Rights

Any unissued ordinary shares (except for preference shares) or other securities with a right to subscribe for or be converted into ordinary shares shall be offered, before they are issued, allotted,

granted or created (as the case may be), simultaneously and on the same terms to all existing holders of Class A and Class B ordinary shares. Additionally, holders may have statutory pre-emption rights under the Companies Act 2006 in respect of the allotment of new shares as described in “—Differences in Corporate Law—Pre-emptive Rights.” These statutory pre-emption rights would require us to offer new ordinary shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons, unless shareholders dis-apply such rights by a special resolution for a period of not more than five years at a shareholders’ meeting. At the time of the offering, the shareholders of the Company have dis-applied these statutory preemption rights in respect of the issuance of up to             Class A ordinary shares for cash in the period ending                 , 2024.

Variation of Rights and Preferences

The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by (i) the written consent of the holders of 75% in nominal value of the issued shares of that class or (ii) a special resolution passed at a general meeting of the shareholders of that class.

Conversion or Redemption Rights

Our Class A ordinary shares will be neither convertible nor redeemable. However, our board of directors has the right to issue additional classes of shares in the Company (including redeemable shares) on such terms and conditions, and with such rights attached, as it may determine.

Pursuant to our Articles of Association, a holder of Class B ordinary shares shall have the right to convert some or all of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis (subject to certain customary adjustments).

All Class B ordinary shares will automatically convert into Class A ordinary shares on a one-for-one basis at such time as the affiliates of Siris Capital no longer beneficially own, directly or indirectly, at least 15% of the then total outstanding Class B ordinary shares.

Redeemable Sterling Share

The Redeemable Sterling Share has no voting rights and no economic rights except the right to participate in any distribution of assets upon a liquidation up to its par value, which is £.05 million. The Company has the right to redeem the Redeemable Sterling Share at any time for its par value. It is expected that the Redeemable Sterling Share will be redeemed shortly after this offering.

Limitation on Ownership

Under English law and our Articles of Association, there are no limitations on the right of non-residents of the U.K. or owners who are not citizens of the U.K. to hold or vote our ordinary shares.

Fully Paid and Non-assessable

All of our outstanding ordinary shares are, and the Class A ordinary shares to be issued in this offering will be, fully paid and non-assessable.

Registration Rights

See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” above, which is incorporated by reference herein.

Board Vacancies

Our articles of association provide that only our board of directors will be allowed to fill vacant directorships.

Listing

We intend to list our Class A ordinary shares on the NASDAQ under the symbol “MVNR.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares will be Computershare.

Our share register is maintained by our transfer agent and registrar, Computershare, N.A. This share register is determinative of share ownership. A shareholder who holds our shares through DTC is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. Our board of directors shall decline to register any transfer not made in accordance with our Articles of Association and may decline to register a transfer if the instrument of transfer:

•	is in respect of more than one class of share; or

•	is in respect of any shares which are not fully paid.

Articles of Association and English Law Considerations

Our Articles of Association provide that, unless otherwise determined by an ordinary resolution, the minimum number of directors on our board of directors shall be two and there shall be no maximum number of directors. The minimum number of directors on our board of directors may only be varied by a special resolution. Each director elected shall hold office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the Articles of Association.

Appointment and Retirement of Directors

The directors shall have the power to appoint any person who is willing to act as a director, either to fill a vacancy or as an alternate director, provided that the person is not prohibited to act as a director under English law. A director may revoke his appointment of an alternate director at any time, provided that such revocation shall not take effect until notice of such revocation has been given to the other directors.

Ordinary shareholders may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors, provided that person is not prohibited to act as a director under English law.

Pursuant to the Articles of Association, affiliates of Siris Capital will be entitled upon the consummation of this offering to designate a majority of individuals to be included in the nominees recommended by our board of directors for election so long as affiliates of Siris Capital own a requisite percentage of the combined voting power of our outstanding ordinary shares. Following the consummation of this offering, affiliates of Siris Capital will be entitled to designate individuals for nomination for election to our board of directors as follows:

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, at least 50% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate six directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 50% but at least 25% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate three directors for nomination;

•

so long as affiliates of Siris Capital beneficially own, directly or indirectly, less than 25% but at least 5% of the combined voting power of our outstanding ordinary shares, it will be entitled to designate one director for nomination; and

•

in the event affiliates of Siris Capital beneficially own, directly or indirectly, less than 5% of the combined voting power of our outstanding ordinary shares, it will no longer be entitled to designate any directors for nomination.

The Company has agreed to use reasonable best efforts to solicit votes in favor of the directors nominated as set forth above.

Our Articles of Association provide for our board of directors to be divided into three classes with members of each class serving staggered three-year terms. Only one class of directors will be elected at each annual general meeting of shareholders, with directors in other classes continuing for the remainder of their respective three-year terms. Our current directors are divided among the three classes as follows:

•	our Class I directors are , and their terms will expire at our annual general meeting in 20 ;

•	our Class II directors are , and their terms will expire at our annual general meeting in 20 ;

•	our Class III directors are , and their terms will expire at our annual general meeting in 20 ;

Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Corporate Opportunities

In recognition that members or employees of Siris Capital or its affiliates may serve as our directors and/or officers, and that Siris Capital and its affiliates may engage in activities or lines of business similar to those in which we engage, our Articles of Association provide for the allocation of certain corporate opportunities between us and Siris Capital and its affiliates.

Specifically, the Articles provide that (i) no member of Siris Capital or any affiliate of any member of Siris Capital (other than us and our subsidiaries), (ii) no director or any affiliate of such director and (iii) none of our officers, employees or agents, or any officer, director, employee or agent, who is also, and is presented such opportunity in his or her capacity as, an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of Siris Capital or of any affiliate of any member of Siris Capital (other than us and our subsidiaries), in the cases of clauses (i), (ii) and (iii) has any duty to refrain from engaging, directly or indirectly, in the same or similar business activity or lines of business that we do. In the event that Siris Capital or any of its affiliates acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy to such corporate opportunity, and Siris Capital or members of its affiliates, as applicable, will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if one of our directors who is also an officer, director, employee, managing director, general or limited partner, manager, member, shareholder, agent or other affiliate of any member of Siris Capital or of any affiliate of any member of Siris Capital (other than us and our subsidiaries) acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and Siris Capital or its affiliates, we will not have any expectancy to such corporate opportunity unless such potential transaction or matter was presented to such director solely in his or her capacity as such.

By becoming a shareholder in our Company, you will be deemed to have notice of and consented to these and other provisions of our Articles of Association.

Indemnity of Directors and Officers

Under our Articles of Association or, in the case of our officers, the relevant employment arrangements, and subject to the provisions of the Companies Act 2006, each of our directors and officers is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director or officer against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Shareholders’ Meetings

Each year we must, in accordance with English law, hold a general meeting of our shareholders in the six month period following Mavenir plc’s annual accounting reference date. The annual general meeting will be held in addition to any other meetings in that year. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.” Our Articles of Association provide that the necessary quorum at any general meeting of shareholders (or adjournment thereof) shall be the presence, whether in person or by proxy, of holders of ordinary shares who together represent at least the majority of the voting rights of all the holders of ordinary shares entitled to vote at such meeting.

Our Articles of Association provide that, subject to English law, special meetings of the shareholders may only be called by (i) the board of directors, (ii) the chairman of the board of directors, (iii) Siris Capital or (iv) as required by the Companies Act 2006. English law considerations applicable to the calling of special meetings of the shareholders are described in “—Differences in Corporate Law—Notice of General Meetings.”

Other English Law Considerations

The U.K. City Code on Takeovers and Mergers will not Apply to the Company

Although Mavenir plc will be a U.K. public company, its “place of central management and control” is not expected to be considered by the U.K. Panel on Takeovers and Mergers to be in the United Kingdom because a majority of its Directors will be resident outside the U.K. For as long as this is the case, the U.K. City Code on Takeovers and Mergers will not apply to the Company.

Compulsory Acquisition and Sell-Out Rights

Broadly, under sections 974 to 991 of the Companies Act 2006, if an offeror acquires or contracts to acquire (pursuant to a takeover offer) not less than 90% of the shares (in value and by voting rights) to which such offer relates it may then compulsorily acquire the outstanding shares not assented to the offer. It would do so by sending a notice to outstanding holders of shares telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favor and pay the consideration to the Company, which would hold the consideration on trust for the outstanding holders of shares. The consideration payable to the holders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

In addition, pursuant to section 983 of the Companies Act 2006, if an offeror acquires or agrees to acquire not less than 90% of the shares (in value and by voting rights) to which the offer relates, any holder of shares to which an offer relates who has not accepted the offer may require the offeror to acquire his/her shares on the same terms as the takeover offer.

The offeror would be required to give any holder of shares notice of his/her right to be bought out within one month of that right arising. Such sellout rights cannot be exercised after the end of the period of three months from the last date on which the offer can be accepted or, if later, three months from the date on which the notice is served on the holder of shares notifying them of their sellout rights. If a holder of shares exercises his/her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Section 793 of the Companies Act 2006 gives us the power to require persons whom we know have, or whom we have reasonable cause to believe have, or within the previous three years have had, any ownership interest in any of our shares, (the “default shares”), to disclose prescribed particulars of those shares. For this purpose, default shares includes any of our shares allotted or issued after the date of the Section 793 notice in respect of those shares. Failure to provide the information requested within the prescribed period after the date of sending the notice will result in restrictions being imposed on the default shares and sanctions being imposed against the holder of the default shares as provided within the Companies Act 2006.

Under our Articles of Association, we will also withdraw certain voting rights of default shares if the relevant holder of default shares has failed to provide the information requested within the prescribed period after the date of sending the notice, depending on the level of the relevant shareholding (and unless our board of directors decides otherwise).

Dividends

Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital. For further information regarding the payment of dividends under English law, see “—Differences in Corporate Law—Distributions and Dividends.”

Purchase of Own Shares

Under English law, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because the NASDAQ is not a “recognized investment exchange” under the Companies Act 2006, we may purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Differences in Corporate Law

Certain provisions of the Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act 2006 applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law and Delaware law.

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NUMBER OF DIRECTORS	Under the Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association. Our Articles of Association do not stipulate a maximum number of directors.	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.

REMOVAL OF DIRECTORS	Under the Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except:

(i) in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; and

(ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director can be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then

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cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

VACANCIES ON THE BOARD OF DIRECTORS	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

SHAREHOLDER ACTION BY WRITTEN CONSENT	A public company can only pass a shareholders’ resolution by way of a vote taken at a meeting of its members. Accordingly, public companies cannot pass a written resolution by sanction of its members, and the relevant approval must be obtained by the company in a duly convened and held general meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

ANNUAL GENERAL MEETING	Under the Companies Act 2006, a public limited company must hold an annual general meeting in the six-month period following the company’s annual accounting reference date.	Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an

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annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of any stockholder or director.

GENERAL MEETINGS

Under the Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting. If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting.

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

If for any reason it is impracticable to call the meeting or to conduct the meeting in the manner prescribed by the company’s articles of association or the Companies Act 2006, a court may order a meeting to be called, held and conducted as it sees fit.

NOTICE OF GENERAL MEETINGS	Under the Companies Act 2006, subject to a company’s articles of association providing for a longer period, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of director or auditors at a general meeting) require special notice, which is at least 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period (although, in such cases, the shorter notice period should not be less than 14 clear days), the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.

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The notice of a general meeting must be given to the shareholders (other than any who, under the provisions of the company’s articles of association or the terms of allotment or issue of shares, are not entitled to receive notice), to the company’s board of directors, to the beneficial owners nominated to enjoy information rights under the Companies Act 2006, and to the auditors.

PROXY	Under the Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

ISSUES OF NEW SHARES

Under the Companies Act 2006, the board of directors may issue new shares in the company, provided that they are authorized to do so either by (i) a provision of the company’s articles of association, or (ii) a resolution of the company’s shareholders.

Any authorization provided to the directors must specify (a) the maximum amount of shares which may be allotted under it, and (b) the expiry date of the authorization, which must not be more than five years following the date of incorporation of the company or the date of passing of the relevant authorizing resolution, as applicable.

Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

PRE-EMPTION RIGHTS	Under the Companies Act 2006, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to

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	special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. These pre-emption rights will have been dis-applied for a period of five years by our shareholders prior to completion of the offering and we intend to propose equivalent resolutions in the future once the initial period of dis-application has expired.	authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s capital stock.

VARIATION OF CLASS RIGHTS

The statutory provisions governing the variation of class rights are contained in the Companies Act 2006 where, if a company has more than one class of share, the variation or abrogation of class rights attached to a class of shares may only be exercised:

•  in accordance with provision in the company’s articles of association for the variation of those rights; or

•  where there is no such provision, if the holders of shares of that class consent to the variation in accordance with the Companies Act 2006.

If the company’s articles of association do not contain provisions governing the variation or abrogation of class rights the company must obtain the consent of the holders of that class of shares in accordance with the Companies Act 2006. Such consent may be obtained by:

•  consent in writing from the holders of at least three-quarters in nominal value of the issued shares of the class (excluding any shares held as treasury shares); or

Under Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

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•  a special resolution passed at a separate general meeting of the holders of that class or, as an alternative to a separate class meeting, private companies may use the written resolution procedure.

The provisions relating to variation and abrogation of class rights in our Articles of Association mirror the statutory consents procedure above.

REDUCTION OF SHARE CAPITAL

Under the Companies Act 2006, a public company may reduce or cancel its issued share capital in accordance with the provisions of the Companies Act 2006 if the reduction of capital has been approved by a special resolution of shareholders in general meeting and the reduction of capital has been confirmed by the court.

The special resolution of shareholders will need to specify the exact amount of the proposed reduction, although a public company cannot reduce its share capital below the minimum share capital requirements under the Companies Act 2006 (i.e., £50,000 or the equivalent in a foreign currency, of which at least one quarter must be fully paid up).

Under Delaware law, a corporation, by resolution of its board of directors, may retire any shares of its capital stock that are issued but are not outstanding. Whenever any shares of the capital stock of a corporation are retired, they resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides. Under Delaware law, a corporation may, under certain circumstances, by resolution of its board of directors, reduce its capital. No reduction of capital may be made or effected unless the assets of the corporation remaining after such reduction are sufficient to pay any debts of the corporation for which payment has not been otherwise provided. A reduction of capital will not release any liability of any stockholder whose shares have not been fully-paid.

BONUS ISSUE OF SHARES	Under the Companies Act 2006, if a company’s articles of association permit a bonus issue of shares, the board of directors may be authorized to capitalize certain reserves or profits and use those to issue bonus shares in accordance with the terms of the articles of association and the provisions of the Companies Act 2006.	Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation’s capital stock.

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DISTRIBUTIONS AND DIVIDENDS

Under English law, dividends and distributions may only be made from distributable profits. “Distributable profits” generally means accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capital, duly made. This would include reserves created by way of a court-approved reduction of capital.

In the case of a public limited company, additional rules relating to capital maintenance requirements are applicable and, accordingly, a public company can only make a distribution (a) if, at the time that the distribution is made, the amount of its net assets is not less than the total of its called up share capital and undistributable reserves, and (b) if, and to the extent that, the distribution itself, at the time it is made, does not reduce the amount of net assets to less than that total.

Undistributable reserves include the share premium account, the capital redemption reserve, the amount by which the company’s unrealized uncapitalized profits exceed its unrealized losses not written off, or any other reserve that the company is prohibited from distributing either by statute or by its constitutional documents.

The determination as to whether or not the company has sufficient distributable profits to fund a dividend or distribution must be made by reference to the “relevant accounts” of the company. Relevant accounts are

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. “Net assets” means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

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always individual company (not consolidated group) accounts and may be any of the following: (i) the company’s most recent annual accounts, (ii) specifically prepared interim accounts, or (iii) specifically prepared initial accounts.

Irrespective of the accounts used to justify the dividend or distribution, they must enable reasonable judgment to be made of the company’s profits, losses, assets and liabilities, include appropriate provisions, and include details of the company’s share capital and reserves (including undistributable reserves).

The process for declaring and paying dividends is usually set out in a company’s articles of association. Typically these will provide that (a) final dividends are declared by shareholders following a recommendation from the board of directors (often at the company’s annual general meeting), and (b) interim dividends can be decided solely by the board of directors.

Dividends may be declared and paid in the form of cash, property, stock or other non-cash assets and may be paid in dollars or any other currency.

REPURCHASES AND REDEMPTIONS OF SHARES

Under English law, a company is free to purchase its own shares, provided such purchase is both approved by the shareholders and not prohibited or limited by its articles of association.

A company’s shareholders must consent to any share repurchase which will be conducted on an “off-market” basis.

For an “off-market” purchase, the relevant buyback contract must

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series

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be approved by shareholders either (i) before it was entered into, or (ii) after it was entered into, but provided that no shares may be purchased under the contract until it has been approved (by way of an ordinary resolution, unless the company’s articles of association require a different percentage).

Class consents may also be required where a company has more than one class of shares.

A company may elect whether repurchased shares purchased from distributable profits shall be held as treasury shares or cancelled.

A share repurchase can only be funded out of distributable profits or from the proceeds of a fresh issue of shares made for the purpose of financing the buyback. Public companies are not permitted to purchase their own shares out of capital. Any premium payable on the purchase of its own shares must be paid out of distributable profits of the company, unless the shares being purchased were issued at a premium, in which case any premium payable on their purchase by the company may be paid out of the proceeds of a fresh issue of shares made for the purpose of financing the purchase, up to an amount equal to: (a) the aggregate of the premiums received by the company on the issue of the shares purchased, or (b) the current amount of the company’s share premium account (including any sum transferred to that account in respect of premiums on the new shares), whichever is less.

of shares, which share, or shares together, have full voting powers.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at

	ENGLAND AND WALES	DELAWARE

Stamp duty is due at a rate of 0.5% of the consideration on a repurchase by a company incorporated in England & Wales of its own shares. No stamp duty is due if the consideration does not exceed £1,000.

Prior to the completion of the offering, our shareholders are expected to adopt ordinary resolutions permitting our board of directors to repurchase shares for a period of five years. We do not expect to repurchase any shares in the near future after the completion of the offering.

the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

LIABILITY OF DIRECTORS AND OFFICERS	Under the Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act 2006, which provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third-party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company including, as

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) willful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or (iv) any transaction from which the director derives an improper personal benefit.

In addition, under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such

	ENGLAND AND WALES	DELAWARE

long as he or she is successful in defending the claim or criminal proceedings, the costs of defense but excluding in any event any fine imposed in criminal proceedings or sum payable by way of penalty to a regulatory authority in respect of regulatory non-compliance); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to a company.

action is by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; provided, with respect to any criminal action or proceeding, there was no reasonable cause to believe the person’s conduct was unlawful; provided, further, that the corporation may not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless determined otherwise by court order.

VOTING RIGHTS	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands, subject to the provisions for voting by proxies described above. Under the Companies Act 2006, any member qualified to take part in a meeting may demand a poll. A company’s articles of association may restrict rights for shareholders to call a poll but not to the extent that they would make ineffective a demand for a poll which is made by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

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vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution. The Articles of Association will require that, for so long as there are any Class B ordinary shares for issue, all resolutions of shareholders shall be voted on by way of a poll.

SHAREHOLDER VOTE ON CERTAIN TRANSACTIONS	The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations,	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or

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capital reorganizations or takeovers.

These arrangements require:

•  the approval at a meeting of the relevant class or classes of shareholders or creditors convened by order of the court, of a majority in number of shareholders or creditors, or class thereof, representing 75% in value of the capital held by, or debt owed to, the shareholders or creditors, or class thereof, present and voting, either in person or by proxy; and

•  the approval of the court.

dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

STANDARD OF CONDUCT FOR DIRECTORS

Under English law, a director owes various statutory and fiduciary duties to the company. A director’s key duties are:

•  to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred; and

•  to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole.

Directors must have regard to each of the following factors when considering what would be most likely to promote the success of the company for the benefit of its members as a whole:

•  the likely consequences of any decision in the long term;

•  the interests of the company’s employees;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

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•  the need to foster the company’s business relationships with suppliers, customers and others;

•  the impact of the company’s operations on the community and the environment;

•  the desirability of the company maintaining a reputation for high standards of business conduct; and

•  the need to act fairly as between the company’s members.

Directors also owe certain other statutory and fiduciary duties to the company, including:

•  to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

•  to exercise independent judgment;

•  to exercise reasonable care, skill and diligence;

•  not to accept benefits from a third-party conferred by reason of his or her being a director and doing (or not doing) anything as a director; and

•  a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

SHAREHOLDER SUITS	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of	Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the

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a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, the Companies Act 2006 provides that (i) a court may allow a shareholder to continue a derivative claim (that is, an action in respect of and on behalf of the company in which the company is the beneficiary of any damages arising) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust or (ii) a shareholder may apply to the court for an order that (a) the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders or (b) an actual or proposed act or omission of the company is or would be so prejudicial. If the court is satisfied that an unfair prejudice petition is well founded, it may made such order as it thinks fit for giving relief in respect of the matters complained of.

corporation fails to enforce the right itself. The complaint must:

•  state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•  state the reasons for not making the effort.

Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

INSPECTION OF BOOKS AND RECORDS

Under the Companies Act 2006, shareholders have the right to:

•  inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

•  inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

•  receive copies of the company’s annual report and accounts for each financial year; and

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(i)   the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(ii)  a subsidiary’s books and records, to the extent that:

(a) the corporation has actual possession and control of such records of such subsidiary; or

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•  subject to the provisions of a company’s articles of association, receive notices of general meetings of the company.

A company’s articles of association must be registered at Companies House and are therefore open to public inspection.

Shareholders do not have any right to inspect board minutes of the company.

(b) the corporation could obtain such records through the exercise of control over such subsidiary, provided that as of the date of the making of the demand:

(1) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

AMENDMENTS OF CONSTITUENT DOCUMENTS	Under the Companies Act 2006, companies may only alter their articles of association by way of passing a special resolution of shareholders in general meeting.	Under Delaware law, corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.

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The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.

The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below certain terms and provisions of the agreements that govern our 2018 Credit Agreement (as defined below) and certain of our other existing indebtedness as of the date of this prospectus. We refer you to the exhibits to the registration statement relating to this offering for copies of the credit agreements governing our 2018 Credit Agreement described below as this summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the applicable agreements.

2018 Credit Agreement

On May 8, 2018, Mavenir Systems, Inc. (“MSI”), a wholly owned subsidiary of the Company, entered into a Credit Agreement dated as of May 8, 2018 (the “2018 Credit Agreement”) by and among MSI, as borrower, the Company, as a guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent. The obligations of MSI are unconditionally guaranteed jointly and severally, by the Company and certain of its U.S. subsidiaries. We have pledged substantially all of our, and certain of our U.S. subsidiaries’, assets under our obligations under the 2019 Credit Agreement.

The 2018 Credit Agreement requires the Company not to exceed a 7.25:1.00 first lien leverage ratio, but only to the extent that more than 35% of the Revolving Credit Facility (as defined below) is outstanding on the last day of a quarter. Such financial covenant is only for the benefit of the lenders under the RCF Facility (who have the sole and exclusive right to amend or waive compliance with such financial covenant), and the 2018 Term Loans (as defined below) do not cross-default if such financial covenant is breached unless the lenders under the Revolving Credit Facility terminate the Revolving Credit Facility or accelerate the loans thereunder.

The 2018 Credit Agreement contains customary equity cure rights, whereby additional equity may be contributed to MSI and treated as additional EBITDA (as defined in the 2018 Credit Agreement) for purposes of calculating compliance with the financial covenant. The 2018 Credit Agreement also contains customary events of default, representations and warranties, affirmative covenants and certain restrictive covenants, including, without limitation, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments with respect to equity, prepayments of certain debt and changes in line of business.

The Credit Agreement’s effective interest rate for the fiscal 2018 is 8.97%.

Revolving Credit Facility and RCF Loans

The 2018 Credit Agreement provides for senior credit facilities in an aggregate principal amount of $610.0 million comprised of a five-year, $60.0 million revolving credit facility (the “Revolving Credit Facility”) and the loans thereunder (the “RCF Loans”), which was undrawn at closing and the Term Loans (as defined below). The Revolving Credit Facility provides for a $20.0 million letter of credit sub-facility and a swingline sub-facility of $12.0 million. The final maturity date of the Revolving Credit Facility is scheduled to be May 8, 2023. The obligations of MSI are unconditionally guaranteed jointly and severally, by the Company and certain of its U.S. subsidiaries. The RCF Loans bear interest, at MSI’s option, at either LIBOR plus 5.75% or a reference rate plus 4.75%, subject to a downward adjustment based on the Company’s first lien leverage ratio.

Subject to certain conditions and exceptions, MSI is permitted to make voluntary prepayments of the RCF Loans and to reduce the commitments under the Revolving Credit Facility at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events.

2018 Term Loans

The 2018 Term Loans are comprised of a seven-year, $550.0 million term loan facility, which was fully drawn on May 8, 2018. Commencing with the fiscal quarter ending July 31, 2018, the 2018 Term Loans began to amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the 2018 Term Loans, with a balloon payment at maturity. The 2018 Term Loans require principal payments in equal installments of $1.4 million at the end of each quarter (as may be adjusted from time to time to reflect prepayment in accordance with the 2018 Credit Agreement) with the final maturity date of the 2018 Term Loans scheduled to be May 8, 2025.

The 2018 Term Loans bear interest, at MSI’s option, at either LIBOR plus 6.00% or a reference rate plus 5.00%. The 2018 Term Loans are subject to a prepayment premium in the amount of 2% thereof or 1% thereof, as applicable, in the event and only in the event that during the first two years following closing date, the 2018 Term Loans are amended or refinanced, in each case, with debt that has an all-in yield that is less than the all-in yield applicable to the 2018 Term Loans (subject to exceptions for repayments or amendments for a qualifying IPO, change or control and certain material acquisitions).

Subject to certain conditions and exceptions (and to the extent applicable, the prepayment premium described above), MSI is permitted to make voluntary prepayments of the 2018 Term Loans at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events.

Aggregate debt maturities for each of the succeeding years are as follows (in thousands):

Years Ending January 31,
2020	$5,500
2021	5,500
2022	5,500
2023	5,500
2024 and thereafter	523,875

Total	545,875
Less: debt issuance costs	(19,737)

Total	$526,138

Mavenir Ltd. Line of Credit

As of January 31, 2019 and 2018, Mavenir Ltd., the Company’s wholly-owned Israeli subsidiary, had a $6.0 million and $6.0 million, respectively, line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings and subject to renewal on an annual basis. In addition, this line of credit requires the equal amount of cash deposit, which currently earns a fixed interest rate of 2.51% (the deposit rate resets every 6 months). The line of credit bears a fix interest rate of 2.51% and is subject to renewal on an annual basis. Mavenir Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of January 31, 2019 and 2018, Mavenir Ltd. had utilized $5.7 million and $6.0 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Mavenir Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks are classified as “Restricted cash and bank deposits” and “Long-term restricted cash” included within the consolidated balance sheets as of January 31, 2019 and 2018.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. Future sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related to this Offering and Ownership of our Class A ordinary shares—Future sales, or the perception of future sales, of our Class A ordinary shares may depress the price of our Class A ordinary shares.” No prediction can be made as to the effect, if any, of future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A ordinary shares prevailing from time to time.

Sale of Restricted Shares

Upon the consummation of this offering, we will have outstanding an aggregate of approximately                ordinary shares.

Our Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares of such class acquired by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, generally under Rules 144 or 701 under the Securities Act, which we summarize below. Certain of our ordinary shares will be subject to lock-up agreements described below.

In addition, upon the consummation of this offering, affiliates of Siris Capital will beneficially own                 Class B ordinary shares. Any of our currently issued and outstanding ordinary shares that may be held by our controlling shareholder would be “restricted securities,” as defined in Rule 144. As a result, absent registration under the Securities Act or compliance with Rule 144 thereunder or an exemption therefrom, these ordinary shares will not be freely transferable to the public. However, we have entered into a registration rights agreement with our controlling shareholder that requires us to register under the Securities Act the resale of these ordinary shares, subject to the lock-up agreements described below. See “—Registration Rights” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, and subject to the lock-up agreements described below, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any Class A ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations subject only to the availability of current public information about us (which requirement will cease to apply after such person has beneficially owned such shares for at least 12 months).

Approximately                  shares of our outstanding ordinary shares that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the consummation of this offering.

Without giving effect to any lock-up agreements, beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned our ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our ordinary shares during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisers who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information or holding period requirements of Rule 144. However, all or substantially all Rule 701 shares are subject to lock-up agreements as described below.

Lock-up Agreements

180-Day Lock-up

We and each of our directors, executive officers and certain other shareholders, who will collectively beneficially own                 ordinary shares following this offering (                 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares), have agreed that, without the prior written consent of certain of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

MATERIAL U.K. TAX CONSIDERATIONS FOR U.K. HOLDERS

The following is a general summary of material U.K. tax considerations relating to the ownership and disposal of Class A ordinary shares. The comments set out below are based on current U.K. tax law as applied in England and Wales, and our understanding of HMRC, practice (which may not be binding on HMRC) as at the date of this summary, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply to you only if you are solely resident in the U.K. for taxation purposes (a “U.K. Holder”).

This summary does not address all possible tax consequences relating to an investment in Class A ordinary shares. In particular it does not cover the U.K. inheritance tax consequences of holding Class A ordinary shares. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. Holders of Class A ordinary shares are strongly urged to consult their tax advisers in connection with their investment in Class A ordinary shares.

U.K Taxation of Dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend in respect of Class A ordinary shares.

Individual U.K. Holders will be entitled to a tax free dividend annual allowance (£2,000 for the tax year 2019-2020). Although the dividend allowance is exempt, this dividend income will count as taxable income for the purposes of determining how much of a tax band has been used by the U.K. Holder for general income tax purposes. Dividend income received over the dividend allowance will be taxed at either 7.5% (basic rate), 32.5% (higher rate) or 38.1% (additional rate) depending on the applicable tax band.

Provided certain conditions are met, corporation tax should not be payable on dividends received by corporate U.K. Holders.

U.K Taxation of Capital Gains

Individual U.K. Holders will be entitled to a tax free annual allowance (£12,000 for the tax year 2019–2020) in respect of capital gains (the “Annual Exempt Amount”). Capital gains from disposals of Class A ordinary shares realized above the Annual Exempt Amount will generally be taxed at either 10% or 20% depending on the total amount of taxable income and gains in the tax year in which a disposal is made, subject to the availability of any relief or exemption.

Corporate U.K. Holders will generally have to pay corporation tax (currently 19%) on gains from the sale of Class A ordinary shares. The effective tax rate may be lower if a relief or exemption is available.

Stamp Duty and Stamp Duty Reserve Tax

This summary is intended as a general guide and is applicable to all Holders.

No stamp duty is payable on the issuance of Class A ordinary shares. No stamp duty reserve tax (“SDRT”) should be payable on the issuance of Class A ordinary shares, on the basis of case law and HMRC guidance in which HMRC has confirmed that it will no longer seek to apply the 1.5% SDRT charge on the issuance of shares into a depositary receipt system or a clearance service, on the basis that this charge is not compatible with European Union law. The 2017 Autumn Budget included a statement that the U.K. Government will not reintroduce the 1.5% charge on the issuance of shares into such systems following the U.K.’s exit from the European Union.

No stamp duty or SDRT should, in practice, be payable on transfers of, or agreements to transfer, Class A ordinary shares through the facilities of a clearance service, provided that no election under section 97A(1) of the Finance Act 1986 has been made by the clearance service which applies to the Class A ordinary shares. We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made.

The transfer on sale of Class A ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer.

An agreement to transfer Class A ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration.

If Class A ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent re-deposit of Class A ordinary shares into the facilities of DTC.

A share buy-back by us of our Class A ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS

The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our Class A ordinary shares. This discussion does not apply to persons holding Class A ordinary shares that are not U.S. Holders. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire Class A ordinary shares. This discussion applies only to Class A ordinary shares acquired in this offering for cash and held as capital assets for U.S. federal income tax purposes and does not address any U.S. state or local or non-U.S. income or other tax consequences. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions or insurance companies;

•	dealers or traders in securities or other persons who use a mark-to-market method of tax accounting;

•

persons holding Class A ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Class A ordinary shares;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes (and investors in such entities);

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA,” governmental organizations, grantor trusts, regulated investment companies or real estate investment trusts;

•

persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

•	persons holding Class B ordinary shares;

•	persons that own, directly or indirectly, or are deemed to own by attribution ten percent or more of our shares (by vote or value); or

•	persons holding Class A ordinary shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the Class A ordinary shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

As used in this discussion, a “U.S. Holder” is a beneficial owner of Class A ordinary shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of Distributions

As discussed above under “Dividend Policy,” we currently do not anticipate paying any cash dividends on our Class A ordinary shares in the foreseeable future. If we do make any distributions on our Class A ordinary shares, subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon receipt of distributions in respect of the Class A ordinary shares:

•

Distributions paid on Class A ordinary shares, other than certain pro rata distributions of Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will be reported to U.S. Holders as dividends. The amount of a dividend will include amounts withheld (if any) in respect of taxes imposed under United Kingdom laws.

•

If the United States-United Kingdom Income Tax Convention (as currently in force) is applicable or our Class A ordinary shares are treated as readily tradable on an established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder, provided that certain holding period and other requirements are met. Our Class A ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

•

The amount of the dividend will generally be treated as foreign-source dividend income for foreign tax credit purposes and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. The rules governing U.S. foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon a disposition of Class A ordinary shares:

•

Gain or loss realized on the sale or other disposition of Class A ordinary shares will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for a non-corporate U.S. Holder) or loss if the U.S. Holder held the Class A ordinary shares for more than one year.

•

The amount of the gain or loss will equal the difference (if any) between the U.S. Holder’s tax basis in the Class A ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

•	Subject to certain exceptions, this gain or loss will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

•	The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either:

•	75% or more of our gross income consists of “passive income,” or

•	50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains from the sale of property that give rise to passive income. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering.

Based on our current operations, business plan, income, assets and certain estimates and projections, including as to the relative values of our assets, we do not expect to be a PFIC for our 2019 taxable year or in the immediately foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for 2019 and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below):

•

gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares,

•	the amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income, and

•

the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.

Further, to the extent that any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain described immediately above.

If we are treated as a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect lower-tier non-U.S. subsidiaries that are also treated as PFICs, as if such distributions were indirectly received by, or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our lower-tier non-U.S. subsidiaries.

A U.S. Holder can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to its Class A ordinary shares, provided that the Class A ordinary shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. In general, a class of stock will be considered regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Our Class A ordinary shares will be treated as marketable stock as long as they remain listed on the NASDAQ and are regularly traded. If a U.S. Holder makes the mark-to-market election, it will be subject to the following tax consequences:

•	The U.S. Holder will recognize each taxable year as ordinary income any excess of the fair market value of the Class A ordinary shares at the end of such taxable year over their adjusted tax basis.

•

The U.S. Holder will recognize each taxable year an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

•	The U.S. Holder’s tax basis in the Class A ordinary shares will be adjusted annually to reflect the income or loss amounts recognized.

•

Any gain recognized on the sale or other disposition of Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss.

A mark-to-market election will not apply to any of our non-U.S. subsidiaries, and therefore, a U.S. Holder may continue to be subject to tax under the rules discussed above with respect to any of our lower-tier subsidiaries that are treated as PFICs, notwithstanding such U.S. Holder’s mark-to-market election for our Class A ordinary shares.

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund election” with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders that would otherwise be eligible for taxation as qualified dividend income would not apply.

If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC, the holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules to their investments in our Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to certain information reporting requirements, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies under penalties of perjury that it is not subject to backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the backup withholding tax and information reporting rules.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” which include an interest in our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions). Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the Class A ordinary shares.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Guggenheim Securities, LLC
Macquarie Capital (USA) Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s Class A ordinary shares and Class B ordinary shares that are exchangeable into Class A ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our Class A ordinary shares on the NASDAQ under the symbol “MVNR.”

In connection with the offering, the underwriters may purchase and sell Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Affiliates of certain of the underwriters are lenders under the 2018 Term Loans and accordingly will receive a portion of the proceeds from this offering.

European Economic Area

In relation to each member state of the European Economic Area (each, an “EEA Member State”) an offer to the public of our Class A ordinary shares may not be made in that EEA Member State, except that an offer to the public in that EEA Member State of our Class A ordinary shares may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity that is a qualified investor as defined in Article 2(e) of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2(e) of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of our Class A ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, (a) the expression an “offer to public” in relation to our Class A ordinary shares in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A ordinary shares to be offered so as to enable an investor to decide to purchase our Class A ordinary shares, and (b) the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice of Recommendations of Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our Class A ordinary shares offered by this prospectus will be passed upon for us by Sidley Austin LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher  & Flom LLP.

EXPERTS

The financial statements as of January 31, 2019 and 2018 and for each of the two years in the period ended January 31, 2019 included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the Class A ordinary shares being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A ordinary shares being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our Internet website address is www.mavenir.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

INDEX TO FINANCIAL STATEMENTS

MAVENIR PRIVATE HOLDINGS II LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To board of directors and shareholders of

MAVENIR PRIVATE HOLDINGS II LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mavenir Private Holdings II Ltd. and its subsidiaries (the “Company”) as of January 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers as of February 1, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel April 17, 2019, except for Note 13 and the effect of the Leases standard in Note 2 as to which the date is October 4, 2019	/s/ Kesselman & Kesselman Certified Public Accountants (lsr.) A member firm of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 2016.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED BALANCE SHEETS

USD in thousands

	January 31,
	2019	2018
Assets
CURRENT ASSETS
Cash and cash equivalents	$46,362	$54,322
Restricted cash and bank deposits	8,095	7,836
Accounts receivable, net of doubtful accounts of $3,065 and $1,068, respectively	133,747	187,025
Contract assets	8,662	—
Inventories	19,231	9,317
Deferred cost of revenue	12,004	13,459
Prepaid expenses	20,243	22,396
Other current assets	1,802	1,089

TOTAL CURRENT ASSETS	250,146	295,444

Property and equipment, net	41,214	40,168
Goodwill	580,559	580,559
Intangible assets, net	452,564	510,765
Capitalized software development costs	11,177	—
Deferred cost of revenue	—	415
Deferred income taxes	16,343	19,682
Long-term restricted cash	8,933	8,519
Other assets	2,284	3,967

TOTAL ASSETS	$1,363,220	$1,459,519

Liabilities and equity
CURRENT LIABILITIES
Accounts payable and accrued expenses	162,970	190,116
Deferred revenue	108,576	150,794
Income taxes payable	10,463	11,091
Current portion of long-term debt	5,500	4,616

TOTAL CURRENT LIABILITIES	287,509	356,617

Deferred revenue	4,403	3,192
Deferred income taxes	39,938	47,776
Other long-term liabilities	108,478	134,753
Long-term debt	520,638	430,536

TOTAL LIABILITIES	960,966	972,874

COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock (4 authorized, issued and outstanding shares as of January 31, 2019 and 2018, respectively)	—	—
Additional paid-in-capital	744,019	744,019
Accumulated earnings (deficit)	(346,894)	(260,509)
Accumulated other comprehensive income (loss)	5,129	3,135

TOTAL EQUITY	402,254	486,645

TOTAL LIABILITIES AND EQUITY	$1,363,220	$1,459,519

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

USD in thousands

	Fiscal year ended January 31,
	2019	2018
REVENUES
Products	$287,916	$248,566
Post-contract support	105,193	112,924

Total Revenues	393,109	361,490

COSTS AND EXPENSES
Cost of revenues
Products	129,674	151,901
Post-contract support	31,920	34,409

Total costs of revenues	161,594	186,310

Research and development	90,681	84,483
Selling, general and administrative	134,017	174,470
Restructuring expenses and other	28,911	28,872

TOTAL COSTS AND EXPENSES	415,203	474,135
LOSS FROM OPERATIONS	(22,094)	(112,645)
Interest (income)	(205)	(791)
Interest expense	74,216	57,155
Foreign currency transaction loss (gain) and other, net	598	12,126

LOSS BEFORE INCOME TAXES	(96,703)	(181,135)
Income tax (benefit) expense	523	(7,913)

NET LOSS	$(97,226)	$(173,222)

LOSS PER SHARE:
Basic and Diluted	$(24,307)	$(43,306)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF LOSS PER SHARE:
Basic and Diluted	4	4

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	1,994	10,739

OTHER COMPREHENSIVE LOSS, NET OF TAX	1,994	10,739

COMPREHENSIVE INCOME (LOSS)	$(95,232)	$(162,483)

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

USD in thousands

	Common Stock	Additional paid-in capital	Accumulated Earnings (deficit)	Accumulated other comprehensive income	Total equity
BALANCE AT FEBRUARY 1, 2017	—	$428,000	$(87,287)	$(7,604)	$333,109
Capital contribution by Siris Capital Group, LLC for Mitel Mobile acquisition		300,000			300,000
Capital contribution by Siris Capital Group, LLC for Ranzure acquisition		16,019			16,019
Net loss			(173,222)		(173,222)
Other comprehensive income				10,739	10,739

BALANCE AT JANUARY 31, 2018	—	$744,019	$(260,509)	$3,135	$486,645

Cumulative effect of change in accounting principle			10,841		10,841
Net loss			(97,226)		(97,226)
Other comprehensive income				1,994	1,994

BALANCE AT JANUARY 31, 2019	—	$744,019	$(346,894)	$5,129	$402,254

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

USD in thousands

	Fiscal year ended January 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(97,226)	$(173,222)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	74,205	71,276
Provision for doubtful accounts	1,717	1,080
Deferred income taxes	(5,135)	(16,137)
Inventory write-downs	882	3,964
Other non-cash items, net	117	4,808
Secured communications business	—	(1,089)
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	43,020	(58,669)
Contract assets	(1,950)	—
Inventories	(12,245)	(3,168)
Deferred cost of revenue	(686)	(4,072)
Prepaid expense and other current assets	(972)	2,214
Accounts payable and accrued expenses	(24,938)	23,453
Income tax payable	1,979	(63)
Deferred revenue	(24,826)	41,343
Other assets and liabilities	16,928	13,434

NET CASH USED IN OPERATING ACTIVITIES	$(29,130)	$(94,848)

MAVENIR PRIVATE HOLDINGS II LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

USD in thousands

	Fiscal year ended January 31
	2019	2018
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(15,718)	$(11,653)
Capitalization of software development costs	(11,177)	—
Acquisitions, net of cash acquired	(1,313)	(321,582)
Proceeds from sale of secured communications business	—	16,129
Proceeds from sales of investments	—	1,241
Other, net	(12)	(365)

NET CASH USED IN INVESTING ACTIVITIES	(28,220)	(316,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contribution by Siris Capital Group, LLC	—	300,000
Repayment of promissory note	(21,852)	—
Borrowings, net of issuance costs of $22,037 and $4,213, respectively	527,963	120,788
Repayment of debt	(455,113)	(23,339)

NET CASH PROVIDED BY FINANCING ACTIVITIES	50,998	397,449
Effects of exchange rates on cash and cash equivalents and restricted cash	(935)	1,500

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(7,287)	(12,129)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	70,677	82,806

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$63,390	$70,677

Reconciliation in amounts on consolidated balance sheets:
Cash and cash equivalents	46,362	54,322
Restricted cash	17,028	16,355

Total cash and cash equivalents and restricted cash	63,390	70,677

The accompanying notes are an integral part of these consolidated financial statements.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

1.	BUSINESS, ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Background

Mavenir Private Holdings II Limited (the “Company”) is a private company wholly-owned by Sierra Private Investments LP that is incorporated under the laws of England and Wales. The principal activity of the Company is to act as a holding company. The Company does not trade with third parties.

Business

The Company is a leading provider of end-to-end, cloud-native software solutions that enable Mobile Network Operators (“MNOs”) to deliver mobile network services to consumers and enterprises. The Company is at the forefront of disruption in the mobile network infrastructure industry, providing software solutions that enable its customers to transform their networks to become more agile, flexible and scalable while reducing their total cost of ownership (“TCO”). The Company’s software solutions securely deliver complex, mission-critical mobile network services such as voice, messaging, video and connectivity and help its customers unlock new revenue opportunities.

Acquisition of Mitel Mobile

On February 28, 2017, a subsidiary of the Company acquired the mobile division of Mitel Networks Corporation (“Mitel Mobile”) for the purchase price of $350,000 in cash, a $35,000 promissory note (with a fair value of $20,160 as of the date of acquisition) (the Mitel Note) and certain equity interests in Sierra Private Investments LP (the “Sierra Units”). The cash portion of the purchase price was subject to adjustments for cash, transaction expenses, working capital and indebtedness. In May 2017, as a result of the agreed upon working capital adjustment the Company paid to Mitel Networks Corporation approximately $16,600. The Mitel Note does not bear interest and matures on the earlier of (i) the repayment in full of the Company’s then-existing credit facility and (ii) ten years from the closing of the acquisition of Mitel Mobile. As part of the Company’s entering into the 2018 Credit Agreement (See Note 10, Debt), Mavenir Private Finance Ltd. and Mitel US Holdings, Inc. entered into a modification of the terms of the Mitel Note whereby the outstanding amount of the Mitel Note was reduced from $35,000 to $25,000. The $25,000 repayment of the Mitel Note, as modified, occurred on May 8, 2018 and all of the obligations thereunder were discharged. On May 8, 2018, the accreted balance was $23,308 and as a result of the repayment of $25,000, the Company recognized a $1,692 loss upon early repayment of the Mitel Note.

The Sierra Units represent a right to participate in future distributions of Sierra Private Investments on a pro rata basis with other equity holders of Sierra Private Investments, but that right to participate is only effective after certain equity holders of Sierra Private Investments have received distributions equivalent to a 8.5% internal rate of return on their invested capital and is subject to a cap on distributions of $125,000. The fair value of these units is deemed to be immaterial as of the purchase date and as of January 31, 2019.

In order to finance the acquisition, the Company (i) received an equity investment of $300,000 and (ii) amended its Finance Agreement as part of which it borrowed an additional $125,000 and the revolving debt commitments were terminated (see Note 10, Debt).

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Acquisition of Ranzure Networks, Inc.

In February 2017, a related entity of Sierra Private Investments LP acquired Ranzure Networks Inc. (“Ranzure”) in the form of equity interests in Sierra Private Investments LP for an aggregate value of approximately $16,000. Following the completion of the acquisition, and concurrently with the closing of the acquisition of Mitel Mobile, on February 28, 2017, Sierra Private Investments LP contributed Ranzure to Mavenir Private Holdings II Ltd. The Company accounted for this acquisition using the purchase method of accounting. An amount of $11,900 was allocated to acquired technology with a useful life of ten years.

Sale of Secured Communications Business

The Company sold its secured communications business to CLX Communications for a purchase price of $16,100. The transaction closed on February 16, 2017.

Basis of Presentation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Intercompany accounts and transactions within the Company have been eliminated.

The Company has experienced operating losses in each of the periods presented. In addition, the Company has utilized cash to fund operations, resulting in negative operating cash flows and a decrease in cash balances. As of January 31, 2019, the Company had approximately $46,362 of unrestricted cash on-hand.

The Company’s liquidity is dependent on its ability to profitably grow revenues and controlling its current cost structure. Management believes that future sources of liquidity will include cash and cash equivalents, cash flows from operations, incurrence of additional indebtedness or proceeds from the issuance of equity or debt securities.

The Company currently forecasts available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures and servicing its debt, for at least the next 12 months from the issuance date of these consolidated financial statements.

Management’s current forecast is based upon a number of assumptions including, among others: assumed levels of customer order activity, revenue and collections; no significant degradation in operating margins; assumed levels of unrestricted cash levels required to support the working capital needs of the business and other professional fees; and intra-period working capital fluctuations consistent with historical trends. Management believes that the above-noted assumptions are reasonable.

Use of Estimates

The preparation of the consolidated financial statements and the accompanying notes in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. The Company’s actual results may differ from its estimates.

The most significant estimates include:

•	Determination of stand-alone selling price for multiple element arrangements;

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

•	Total estimated labor efforts to complete on percentage-of-completion (“POC”) projects;

•	Realization of deferred tax assets;

•	The identification and measurement of uncertain tax positions;

•	Goodwill impairment valuation;

•	Purchase price accounting valuation;

•	Contingencies and litigation; and

•	Accounting for the Company’s long-term incentive plan

Functional Currency and Foreign Currency Translation and Transactions

The determination of the functional currency for the Company and its foreign subsidiaries is made based on appropriate economic factors, including the currency in which the subsidiary sells its products, the sales market in which the subsidiary operates and the currency in which the subsidiary’s financing is denominated. For foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using current exchange rates at the balance sheet date, and income and expense accounts using average exchange rates for the period, except non-monetary assets and liabilities, which are translated using historical rates. The resulting foreign currency translation adjustments are reported as a separate component of “Other comprehensive (loss) income, net of tax” in the consolidated statements of operations and comprehensive income (loss). For foreign subsidiaries whose functional currency is not the local currency, re-measurement gains and losses are recorded during each period in “Foreign currency transaction loss (gain) and other, net” in the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash primarily consists of cash on hand and bank deposits. Cash equivalents primarily consist of interest-bearing money market accounts and other highly liquid investments with an original maturity of three months or less when purchased. The Company maintains cash and cash equivalents in U.S. dollars and in foreign currencies, which are subject to risks related to foreign currency exchange rate fluctuations. The Company did not engage in significant hedging activities during the periods presented.

Restricted Cash and Bank Deposits

Restricted cash and bank deposits include compensating cash balances related to existing lines of credit and deposits that are pledged as collateral or restricted for use to settle potential indemnification claims arising from the disposition of businesses, specified performance guarantees to customers and vendors, letters of credit and pending tax judgments. Cash expected to be restricted for more than one year from the balance sheet date is classified as long-term restricted cash in the consolidated balance sheets.

Accounts Receivable

Trade receivables arise from contracts with customers and represent an unconditional right to receive the consideration with only the passage of time required before the consideration is received.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Upon the adoption of ASC 606 as detailed below, the Company records accounts receivable and a related contract liability for non-cancelable contracts with customers when the right to consideration is unconditional.

Allowance for Doubtful Accounts

The Company estimates the collectability of its accounts receivable balances for each accounting period and adjusts its allowance for doubtful accounts accordingly. The Company exercises judgment in assessing the collectability of accounts receivable, including consideration of current economic conditions, the creditworthiness of customers, their collection history and the related aging of past due receivables balances. The Company evaluates specific accounts when it becomes aware that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy or other factors that may affect such customer’s ability to meet its payment obligations.

Allowance for doubtful accounts amounted to $3,085 and $1,368 as of January 31, 2019 and 2018, respectively. Changes in the allowance for doubtful accounts during the fiscal years then ended amounted to $1,717 and $1,080, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company reduces the carrying value of inventory when it holds excess or obsolete inventories determined through an evaluation of both historical usage and expected future demand. Part of the raw materials comprises software licenses, which are capitalized into inventory upon purchase from a vendor when the license will be used by the Company as part of its deliverables to its customers. Such expenses are included as a component of cost of revenues in the consolidated statements of operations and comprehensive income (loss).

The Company evaluates slow moving or obsolete inventory for impairment. Raw material hardware is evaluated based upon utilization and projected usage. Raw material software is written-off upon determination that licenses will no longer be used in products nor can be converted to use within the organization or with other licenses/products.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates and amortizes its property and equipment on a straight-line basis. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is expensed as incurred. Gains or losses on the sale or retirement of assets are included in selling, general and administrative expenses when the assets are retired or sold provided there is reasonable assurance of the collectability of the sales price and any future activities to be performed by the Company relating to the assets sold are insignificant.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The estimated useful lives of property and equipment are as follows:

	Useful Life in Years
	Short	Long
Lab equipment	5	5
Technology equipment and software	2	4
Leasehold improvements	1	10
Production equipment	5	5
Furniture and fixtures	5	8

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired and liabilities assumed. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities and debt, other assets and contingent consideration, if any. The Company’s determination of the fair values of assets acquired and liabilities assumed requires the Company to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the Company’s consolidated results of operations from the date of the acquisition.

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed. The Company has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment in the fourth quarter, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company applies the FASB’s guidance when testing goodwill for impairment for the periods presented, which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes it is more-likely-than-not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

The Company did not record any impairment of goodwill for any of the periods presented. The Company’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Impairment of Long-Lived and Intangible Assets

The Company periodically evaluates its long-lived assets for potential impairment. In accordance with the relevant accounting guidance, the Company reviews the carrying value of its long-lived

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

assets or asset group that is held and used for impairment whenever circumstances occur that indicate that those carrying values are not recoverable. Under the held and used approach, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The identification of asset groups involves judgment, assumptions, and estimates.

The Company makes judgments about the recoverability of long-lived assets, including fixed assets and purchased finite-lived intangible assets whenever events or changes in circumstances indicate that impairment may exist. Each period the Company evaluates the estimated remaining useful lives of long-lived assets and whether events or changes in circumstances warrant a revision to the remaining periods of depreciation or amortization. If circumstances arise that indicate impairment may exist, the Company uses an estimate of the undiscounted value of expected future operating cash flows over the primary asset’s remaining useful life and salvage value to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows and salvage values are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying amount of the assets over the fair value of such assets, with the fair value generally determined using the discounted cash flow (“DCF”) method. Application of the DCF method requires judgment and assumptions related to the amount and timing of future expected cash flows, salvage value assumptions, and appropriate discount rates. Different judgments or assumptions could result in materially different fair value estimates.

Any impairment of these assets must be considered prior to the Company’s impairment review of goodwill. The Company did not record any impairment of long-lived and intangible assets for any of the periods presented.

Fair Value Measurements

Under the FASB’s guidance, fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., “the exit price”).

In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The FASB’s guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company’s judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•	Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments,

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability is classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of accounts receivable. From time to time, the Company invests excess cash in high credit-quality financial institutions. The Company believes that the financial institutions that hold its cash and liquid investments are financially sound and accordingly minimal credit risk exists with respect to these balances.

As of January 31, 2019, a significant portion of accounts receivable are with MNOs. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

For the fiscal year ended January 31, 2019 and 2018, one customer represented approximately 36% and 46%, respectively, of revenues.

As of January 31, 2019 and 2018, one customer represented approximately 27% and 33%, respectively, of the consolidated accounts receivable. The Company believes that no significant customer credit risk exists other than what is reserved.

As of January 31, 2019, one customer represented approximately 22% of the consolidated contract assets.

From time to time, the Company sells some of its accounts receivable to third parties at a discount in return for cash. The factoring is executed on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction. During the fiscal year ended January 31, 2019 and 2018, the Company sold face amounts of $148,000 and $20,800 of these receivables. The fees related to these transactions is recognized in interest expense.

Revenue Recognition Policy for the Fiscal Year Ended January 31, 2019 (ASC 606)

The Company recognizes revenue when its customer obtains control of the promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The Company earns revenue by selling: (i) product revenue, including licensing of software products, installation services and customizations, and commercial off-the-shelf hardware (which includes software that works together with the hardware to deliver the software’s essential functionality); and (ii) post-contract support (“PCS”).

The Company’s software licenses provide for a perpetual right to use software. In many cases, the individual software license is part of an integrated solution bundled with supplied hardware. The various software license types are interrelated with the hardware, and serve to create one combined and integrated solution when purchased together. As such, individual software licenses are not distinct within the context of an arrangement, and thus do not represent a separate performance obligation.

When arrangements with customers require significant modification and customization of the software solutions, the license, hardware and professional services each significantly affect each other and accordingly are highly interdependent or interrelated. The software, hardware and professional services are not considered distinct from one another and they represent one performance obligation.

Contracts that require the Company to significantly customize the software are recognized over time of performance since the performance does not create an asset with an alternative use and the Company has an enforceable right to payment plus a reasonable profit for performance completed to date.

Revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Company uses efforts incurred to measure progress for these contracts because it best depicts the transfer of the asset to the customer. Under this method, the extent of progress towards completion is measured based on the ratio of labor efforts incurred to date to the total estimated labor efforts at completion of the distinct performance obligation. Due to the nature of the work performed in these arrangements, the estimation of costs at completion is complex, subject to many variables and requires significant judgment. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in revenue on a cumulative catch-up basis in the period in which the circumstances that gave rise to the revision become known.

The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract.

Contracts that do not provide significant services of integration and customization and thus are recognized at a point in time upon acceptance. Transactions of expansions that include software with little to no professional services and hardware are recognized at a point time upon software delivery. Such software is considered to be functional software and, thus, revenue is recognized immediately.

Post-contract support revenue represents a stand ready obligation to provide service to a customer that is recognized ratably over the contractual term, which is usually one year.

Shipping and handling activities that are billed to the customer and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are in included in cost of revenue. Historically, these expenses have not been material.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue producing transactions.

The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Under certain contracts, the Company is required to pay a penalty or liquidated damages if delivery of the Company’s products and installation services are not completed by a certain date. Additionally, the Company may offer a discount on increase in number of users.

The Company applies the practical expedient of allowing it to disregard the effects of a financing component if the period between when the Company transfers the promised services to the customer and when the customer pays for the services will be one year or less. For contracts in which the time difference between when consideration is paid and when the goods or services are transferred to the customer is greater than one year, the Company has concluded the financing component is insignificant.

Allocation of the transaction price between the performance obligations in the contract is based on stand-alone selling prices.

The Company determines the stand-alone selling price based on the price at which the performance obligation is sold separately. If the stand-alone selling price is not observable through past transactions, the Company estimates stand-alone selling price by taking into account available information, including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies and customer classes. The Company exercises judgment and uses estimates in determining the revenue to be recognized in each accounting period.

The Company uses the expected cost plus a margin approach to estimate the stand-alone selling price of its customized solutions. For PCS, the Company bases pricing mostly on actual renewal rate which are segregated based on the geographical region of the customer.

Revenue Recognition Policy for the Fiscal Year ended January 31, 2018 (ASC 605)

The Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped and the services have been provided to the customer, the sales price is fixed or determinable, collectability is probable, and all other pertinent criteria are met as required by the FASB’s guidance.

In certain instances, payment terms extend beyond the Company’s customary practices. In these situations, if a customer does not have an adequate history of abiding by its contractual payment terms without concessions, the sales price is not considered fixed or determinable. As such, revenue recognition commences upon collection, provided all other revenue recognition criteria have been met.

Shipping and handling amounts billed to the Company’s customers are included in revenue and the related shipping and handling costs are included in cost of revenues. The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue producing transactions.

The following are the specific revenue recognition policies for each major category of revenue.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Multiple Element Arrangements

Certain of the Company’s multiple element arrangements include hardware that functions together with software to provide the essential functionality of the product. Accordingly, the selling price used for each deliverable is based on VSOE of fair value, if available, TPE of fair value if VSOE is not available, or the Company’s BESP if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has stand-alone value as defined in the FASB’s guidance. Given that the hardware and software function together to provide the essential functionality of the product and each element is critical to the overall tangible product sold, neither the software nor the hardware has stand-alone value. Professional services performed prior to the product’s acceptance do not have stand-alone value and are therefore combined with the related hardware and software as one non-software deliverable. After determining the fair value for each deliverable, the arrangement consideration is allocated using the relative selling price method. Revenue is recognized accordingly for each deliverable once the respective revenue recognition criteria are met for that deliverable.

The Company is not able to determine TPE because its offerings contain a significant level of differentiation such that the comparable pricing of substantially similar products or services cannot be obtained. When the Company is unable to establish fair value of its non-software deliverables using VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which it would transact a sale if the product or service were sold on a stand-alone basis, which requires significant judgment. The Company determines BESP for a product or service by considering multiple factors, including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies and customer classes. The Company exercises judgment and uses estimates in determining the revenue to be recognized in each accounting period.

The majority of multiple element arrangements usually contain the following elements: (1) tangible product (hardware, software, and professional services performed prior to the product’s acceptance) and (2) PCS. The Company’s tangible products are rarely sold separately. In addition, the Company’s tangible products are complex, and contain a high degree of customizations such that the Company is unable to demonstrate pricing within a pricing range to establish BESP as very few contracts are comparable. Therefore, the Company has concluded that cost plus a target gross profit margin provides the best estimate of the selling price.

PCS and post acceptance services have various pricing practices based on several factors, including the geographical region of the customer, the volume of services being sold and the type or class of service being performed. The Company has VSOE of PCS for a portion of its arrangements. For PCS, under the substantive renewal rate approach, the Company uses its minimum substantive VSOE thresholds by region plus a reasonable margin as the basis to estimate BESP of PCS for transactions that do not meet the VSOE criteria.

With the exception of arrangements that require significant customization of the product to meet the particular requirements of the customer, which are accounted for using the percentage-of-completion method, the initial revenue recognition for each non-software product only deliverable is upon completion of the related professional services.

For all software arrangements without hardware, the Company allocates revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on VSOE of fair value of the undelivered elements with the

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If the Company is unable to establish VSOE of fair value for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, the Company recognizes the arrangement fee ratably over the PCS period.

PCS revenue is derived primarily from providing technical software support services, unspecified software updates and upgrades to customers on a when and if available basis. PCS revenue is recognized ratably over the term of the PCS period. When PCS is included within a multiple element arrangement and the arrangement is within the scope of the software revenue guidance, the Company utilizes the substantive renewal rate or the bell-shaped curve approach (depending on the maintenance pricing mechanism for each customer) to establish VSOE of fair value for PCS.

When using the substantive renewal rate method, the Company may be unable to establish VSOE of fair value for PCS because the renewal rate is deemed to be non-substantive or there are no contractually-stated renewal rates. If the stated renewal rate is non-substantive, the entire arrangement fee is recognized ratably over the estimated economic life of the product beginning upon delivery of all elements other than PCS. The Company believes that the estimated economic life of the product is the best estimate of how long the customer will renew PCS. If there is no contractually stated renewal rate, the entire arrangement fee is recognized ratably over the relevant contractual PCS term beginning upon delivery of all elements other than PCS.

Some of the Company’s arrangements require significant customization of the product to meet the particular requirements of the customer. For these arrangements, revenue is recognized in accordance with the FASB’s guidance for long-term construction type contracts using the POC method.

The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract. Revenue from these arrangements is recognized on the POC method based on the ratio of total labor efforts incurred to date compared to estimated total labor efforts to complete the contract.

Management is required to make judgments to estimate the total estimated costs and progress to completion. Changes to such estimates can impact the timing of the revenue recognition period to period. The Company uses historical experience, project plans, and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties in these arrangements include implementation delays or performance issues that may or may not be within the Company’s control. If some level of profitability is assured, but the related revenue and costs cannot be reasonably estimated, then revenue is recognized to the extent of costs incurred until such time that the project’s profitability can be estimated or the services have been completed. If the Company determines that based on its estimates its costs exceed the sales price, the entire amount of the estimated loss is accrued in the period that such losses become known.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Costs of Revenues

The Company’s cost of revenue primarily consists of (i) material costs, (ii) compensation and related overhead expenses for personnel involved in the customization of its products, customer delivery and maintenance and professional services, (iii) contractor costs, (iv) royalties and license fees, (v) depreciation of equipment used in operations, and (vi) amortization of certain purchased intangible assets.

Internal Use Software

Costs of software developed for internal use are capitalized in accordance with the FASB’s guidance during the application development stage and are then amortized over the estimated useful life of the software, which to date has been five years or less once the software is ready for its intended use. These costs are included in “Property and equipment, net” in the consolidated balance sheets.

Capitalized Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins when a product’s technological feasibility has been established and ends when a product is available for general release to customers. As of January 31, 2019 the Company capitalized $11,177 software development costs that have yet to be amortized.

Research and Development

Research and development expenses primarily consist of personnel-related costs involved in product development and third-party development and programming costs. When the criteria for capitalization is not met, research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions and other programs. Advertising costs are expensed as incurred. Total advertising expenses recognized during the fiscal years ended January 31, 2019 and 2018 are $286 and $65, respectively.

Long-Term Incentive Plan

Compensation expense associated with the Incentive Rights (as described in Note 13, Long-Term Incentive Plan) will only be recognized once the consummation of a Sale Event or Liquidity Event, as defined, is considered probable. As a result, no compensation expense was recorded during the fiscal years ended January 31, 2019 and 2018. The fair value of the plan would be measured at each reporting period.

The fair value of compensation expense, related to the periods for which the requisite service has already been rendered and the applicable performance-based criteria has been achieved, will be recognized in the period in which it becomes probable the performance criteria defined within the Incentive Rights agreements will be achieved. As the plan is accounted for as a liability, upon reaching probability the fair value of the unrecognized compensation cost will be recorded through the statement of operation and comprehensive income (loss).

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the consolidated statement of operations.

From time to time, the Company has business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws. In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments.

The Company implements a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

The Company adjusts its estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax (benefit) expense.

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment expenses associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the fiscal period any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to the Company’s existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. The Company has taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Under the FASB’s guidance, the income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the consolidated

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

statements of operations, rather than as an adjustment to the purchase price allocation. All deferred tax liabilities and assets in the consolidated balance sheets are classified as non-current.

On December 22, 2017, the President of the United States signed into law the U.S. Tax Cuts and Jobs Act (the “Tax Reform Act”). The Tax Reform Act significantly changes U.S. tax law by, among other things, lowering corporate income tax rates, implementing a territorial tax system, providing a one-time transition Toll Charge on foreign earnings, creating a new limitation on deductible interest expense and modifying the officer’s compensation limitation. The Tax Reform Act permanently reduced the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Legal costs are expensed as incurred.

Restructuring

As part of its strategic merger and acquisitions activities, the Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring expenses comprised principally of employee severance and associated termination costs related to the reduction of its workforce, office closures, losses on subleases and contract termination costs.

The Company recognizes a liability for costs associated with an exit or disposal activity when the liability is incurred, as opposed to when management commits to an exit plan. The Company initially measures the liabilities associated with exit and disposal activities at fair value. One-time termination benefits are expensed at the date the employees are notified, unless the employees must provide future services beyond a minimum retention period, in which case the benefits are expensed ratably over the future service periods.

Certain employees included in a termination plan may include employees in countries which require the Company by law to pay mandatory severance for involuntary termination based on years of service. A liability for the cost of the benefits would be recognized when payment is probable and estimable.

The Company recognizes a liability for office closures initially measured at its fair value when the Company ceases using the rights conveyed by the contract, based on the remaining lease rentals, adjusted for the effects of any prepaid or deferred items recognized under the lease. This liability is further reduced by estimated sublease rentals that could be reasonably obtained for the property regardless of the intention of the lessee to sublease the premises.

Debt Instruments

Debt instruments are initially recognized at the fair value of the consideration received. The instruments are subsequently recognized at amortized cost using the effective interest method.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Debt issuance costs are recorded on the consolidated balance sheet as a reduction of liability. Debt may be considered extinguished or modified depending on whether the terms of the new debt instruments and old debt instruments are “substantially different” (as defined in the debt modification guidance in ASC 470-50 “Debt—Modifications and Extinguishments”).

Loss per share

Basic loss per share for the fiscal years ended January 31, 2019 and 2018 is computed using the weighted average number of shares of common stock outstanding for the year. For purposes of computing diluted loss per share, shares issuable upon exercise of stock-based awards are included in the weighted average number of shares of common stock outstanding, except when the effect would be antidilutive. Given the losses of the Company, all potential shares to be issued by the Company would be antidilutive.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows—Restricted Cash. The amendments in this update require that a statement of cash flows explain the changes during the period in total cash, cash equivalents, and the amounts generally described as restricted cash or cash equivalents. Therefore, amounts of restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update should be applied retrospectively for each period presented. On February 1, 2018, the Company adopted this guidance retrospectively in its consolidated financial statements and adjusted its disclosure accordingly.

In February 2016, the FASB issued new guidance on leases including additional amendments from 2018. The new guidance requires that lessees recognize lease assets and lease liabilities on the balance sheet for all leases with a lease term greater than 12 months. The Company will adopt this new standard as of February 1, 2019 using the modified retrospective approach, without adjusting the comparative periods.

The Company has performed a comprehensive assessment of the impact of the adoption of new lease accounting guidance including reviewing its existing lease contracts, scoping the relevant contracts that include a lease as well as assessing the impact to business processes and related disclosure requirements. The Company expects to recognize right-of-use assets and corresponding lease liabilities ranging from $44,000 to $49,000 for its operating leases of real estate and vehicles with an immaterial change to the Company’s accumulated deficit. The adoption of the standard is not expected to have a material impact on the Company’s consolidated statements of operations and comprehensive Loss and consolidated statements of cash flows.

The new standard provides a number of optional practical expedients and the Company expects to elect the following:

a.

Transition Practical Expedients:    The Company expects to elect the package of practical expedients that permits it to not reassess under the new standard its prior conclusions about lease identification, lease classification, and initial direct costs. In addition, the Company expects to apply the practical expedient that allows using hindsight with respect to determining the lease term and in assessing any impairment of right-of-use assets for existing leases.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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b.	Ongoing Accounting Policy Expedients—The Company expects to elect the following expedients:

a.	The short-term lease recognition exemption whereby right-of-use (“ROU”) assets and lease liabilities will not be recognized for leasing arrangements with terms less than one year.

b.	To separate lease and non-lease components for all classes of underlying assets.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) “Financial Instruments- Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. The standard replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company expects to adopt the guidance as of February 1, 2020. The Company is currently in the process of evaluating the impact of the standard.

In January 2017, the FASB issued an ASU related to Simplifying the Test for Goodwill Impairment. The ASU simplifies the subsequent measurement of goodwill by eliminating Step 2 of the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the ASU, an entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and then recognize an impairment charge, as necessary, for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to that reporting unit. The Company expected to adopt the ASU for annual or interim goodwill impairment tests performed in fiscal years beginning after February 1, 2020. Upon the Company’s adoption of the ASU, it will eliminate Step 2 of future goodwill impairment tests.

3.	REVENUES

Adoption of ASC Topic 606, “Revenue from Contracts with Customers”

In May 2014, the FASB issued ASU 2014-09 guidance on revenue from contracts with customers (ASC 606) that supersedes the existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

On February 1, 2018, the Company adopted the standard using the modified retrospective method of adoption with the cumulative impact of the adoption recognized in retained earnings (accumulated deficit) as of February 1, 2018.

The most significant impact of the standard relates to the Company’s accounting for software license revenue, as VSOE of fair value of the elements provided is no longer required to be separately accounted for in a software licensing arrangement. Under the previous standard, the Company deferred revenue for certain software arrangements due to the absence of VSOE of fair value for all or a portion of the deliverables. Under the new standard, the Company is no longer required to have VSOE of fair value in order to account for elements in an arrangement as

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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separate units of accounting. As such, the Company records revenue upon satisfaction of each performance obligation.

Additionally, extended payment terms beyond the Company’s customary practices will no longer require the deferral of revenue recognition and the Company is now required to estimate the expected consideration.

As a result of the above, the Company recorded an increase, net of tax, to retained earnings of $10,841.

The cumulative effect of the changes made to our February 1, 2018 consolidated balance sheet for the adoption of Topic 606 were as follows:

	Balance at February 1, 2018 based on ASC 606	Balance at February 1, 2018 as reported based on ASC 605	Effect of change
Accounts receivables	$182,367	$187,025	$(4,658)
Other assets (contract assets)	6,712	—	6,712
Deferred costs of revenue	12,807	13,874	(1,067)
Accounts payable and accrued expenses (accrued costs of revenue)	(190,588)	(190,116)	(472)
Contract liabilities	(140,568)	(150,794)	10,226
Long-term contract liabilities	(3,192)	(3,192)	—
Deferred income tax liabilities, net	(27,994)	(28,094)	100
Accumulated deficit	(249,668)	(260,509)	10,841

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on the as of and for the fiscal year ended January 31, 2019 was as follows:

Income Statement

	Fiscal year ended January 31, 2019 as reported based on ASC 606	Fiscal year ended January 31, 2019 under ASC 605	Effect of change
Revenues	$393,109	$383,655	$9,454
Cost of revenues	(161,594)	(160,227)	(1,367)
Net loss	(97,226)	(105,313)	8,087

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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Balance Sheet

	Balance at January 31, 2019 As reported based on ASC 606	Balance at January 31, 2019 based on ASC 605	Effect of change
Accounts receivables	$133,747	$173,067	$(39,320)
Other assets (contract assets)	8,662	—	8,662
Deferred costs of revenue	12,004	13,320	(1,316)
Accounts payable and accrued expenses	(162,970)	(161,380)	(1,590)
Contract liabilities	(108,576)	(139,043)	30,467
Long-term contract liabilities	(4,403)	(26,328)	21,925
Deferred income tax liabilities	(23,595)	(23,695)	100
Accumulated deficit	(346,894)	(365,822)	18,928

Disaggregation of Revenue

The following table provides information about disaggregated revenue for the year ended January 31, 2019:

	Year Ended January 31, 2019
	2019	% of Total Revenue
Revenue by type:
Products	$287,916	73%
Post-contract support	105,193	27%

Total revenue	$393,109	100%

Revenue by geographic area:
Americas	$265,955	68%
Europe, Middle East and Africa	85,190	21%
Asia-Pacific	41,964	11%

Total revenue	$393,109	100%

Contract Balances as Reported Based on ASC 606

	January 31, 2019	February 1, 2018
Receivables	$133,747	$182,367
Contract assets	8,662	6,712
Contract liabilities	112,979	143,760

The Company receives payments from customers based upon contractual billing schedules and/or milestones, and accounts receivable is recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that have transferred to a customer when that right is subject to a condition other than the passage of time.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Contract liabilities (i.e., deferred revenue) represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. The increase in the contract liability balance for the year ended January 31, 2019 is primarily attributable to cash payments received in advance of satisfying the performance obligations, offset by $102,000 of revenues recognized that were included in the contract liability balance as of February 1, 2018.

Contract assets reclassified to accounts receivable amounted to $5,896 for the year ended January 31, 2019.

Remaining Performance Obligations

The majority of the Company’s arrangements are for periods of up to three years, with a significant portion being one year or less. The Company had $301,000 of remaining performance obligations as of January 31, 2019 and is currently expects to recognize approximately 57% over the next twelve months.

For contracts in which the performance obligation has an original expected duration of one year or less, the Company elected to apply the practical expedient of ASC 606 and thus such information is not disclosed.

Assets Recognized from Costs to Obtain or Fulfill a Contract

The Company recognizes an asset for its sales commission costs to obtain a contract. The asset is amortized on a systematic basis over the expected customer relationship period, consistent with the pattern of recognition of the associated revenue. For the fiscal year ended January 31, 2019 these costs were immaterial.

The Company applies the practical expedient according to which it recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less.

3.	ACQUISITIONS

Mitel Mobile Acquisition

On February 28, 2017, the Company completed its acquisition of Mitel Mobile. The transaction is reflected in accordance with ASC Topic 805, “Business Combinations,” using the acquisition method of accounting with the Company as the acquirer. The total consideration transferred to Mitel Networks Corporation is as follows:

Cash	$367,009
Fair value of promissory note	20,160

Total consideration	$387,169

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The following table summarizes the purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed:

Cash and cash equivalents	$30,785
Current assets	51,360
Property and equipment	12,731
Goodwill	138,484
Intangible assets	201,603
Other assets	865
Current liabilities assumed	(36,423)
Long term liabilities assumed	(12,236)

Total assets acquired	$387,169

Identifiable intangible assets and their estimated useful lives consist of the following:

	Weighted Average Useful life
Customer relationships	10 years	$104,443
Backlog	5 years	6,831
Trade name	10 years	10,150
Acquired developed technology	10 years	80,179

Total intangible assets		$201,603

The fair values for the intangible assets and property, plant and equipment acquired were primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement in the fair value hierarchy. Customer relationships and backlog were valued using the excess earnings method while trade name and developed technology were valued using the relief from royalty method.

The value assigned to goodwill will not be deductible for tax purposes. The goodwill recognized is attributable primarily to the expected corporate synergies and the assembled workforce.

The Company incurred acquisition-related expenses of $18,400 included in Selling, general and administrative expenses.

The fair value of the Mitel Note is primarily based on a significant input that is not observable in the market and thus represents a Level 3 measurement in the fair value hierarchy. When estimating the fair value of the Mitel Note as of February 28, 2017, the key internally developed assumption used is the discount rate. The Company utilized the Company’s borrowing rate of approximately 8.5% in its calculations for a period through August 19, 2022 as this is the contractual date of the repayment in full of the Company’s then existing credit facility as detailed in Note 10, Debt.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

4.	INVENTORIES

Inventories consist of the following:

	January 31,
	2019	2018
Raw materials	$7,345	$8,586
Finished goods	11,886	731

Total inventories	$19,231	$9,317

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

	January 31,
	2019	2018
Lab equipment	$44,655	$41,726
Technology equipment	38,788	36,432
Software	12,500	9,825
Leasehold improvements	22,818	19,909
Production equipment	34,863	36,116
Furniture and fixtures	6,017	6,436

	159,641	150,444
Less accumulated depreciation and amortization	(118,427)	(110,276)

Total	$41,214	$40,168

Depreciation and amortization expense of property and equipment was $13,739 and $14,600 for the fiscal years ended January 31, 2019 and 2018, respectively. The Company also wrote off and disposed of unappreciated assets, primarily property and equipment, net of $349 and $1,100 for the fiscal years ended January 31, 2019 and 2018, respectively, recorded in Selling, general and administrative expenses in the consolidated statements of operations.

6.	GOODWILL

The changes in the carrying amount of goodwill for the fiscal years ended January 31, 2019 and 2018, are as follows:

Total
Goodwill, at February 1, 2017	$442,075
Mitel Mobile acquisition	138,484

Goodwill, at January 31, 2018 and 2019	$580,559

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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7.	INTANGIBLE ASSETS, NET

Intangible assets as of January 31, 2019 and 2018 are as follows:

		January 31,
	Useful Life	2019	2018
Gross carrying amount:
Acquired technology	7, 10 years	$186,131	$183,866
Customer relationships	10, 14 years	363,533	363,533
Backlog	3, 5 years	20,615	20,615
Trade name	5, 10 years	18,126	18,126

Total intangible assets		$588,405	$586,140

Accumulated amortization:
Acquired technology		(50,576)	(27,825)
Customer relationships		(65,500)	(36,389)
Backlog		(13,902)	(7,909)
Trade name		(5,863)	(3,252)

Total accumulated amortization		(135,841)	(75,375)

Total intangible assets, net		$452,564	$510,765

Amortization of intangible assets was $60,466 and $56,700 for the fiscal years ended January 31, 2019 and 2018, respectively. The Company did not record an impairment charge related to finite-lived intangible assets for any of the periods presented.

Estimated future amortization expense on finite-lived acquisition-related assets for each of the succeeding fiscal years is as follows:

Fiscal Years Ending January 31,
2020	$57,940
2021	55,408
2022	54,694
2023	52,533
2024	45,830
Thereafter	186,159

Total	$452,564

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

8.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	January 31,
	2019	2018
Accrued compensation and benefits	$23,663	$32,189
Accounts payable	53,164	59,285
Accrued legal, audit and professional fees	2,832	5,562
Accrued taxes other than income taxes	36,974	33,903
Accrued commissions	2,228	2,899
Accrued outside services-contractors	6,210	9,445
Accrued restructuring and other	16,479	10,981
Accrued travel and entertainment	1,030	403
Other accrued expenses	20,390	35,449

Total	$162,970	$190,116

The Company has no short-term borrowings other than the current portion of the long-term loan as described in Note 10, Debt.

9.	RESTRUCTURING AND OTHER

The Company reviews its business, manages costs and aligns resources with market demand and in conjunction with various acquisitions. The Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses and better align its resources to market conditions. Restructuring expenses are recorded within restructuring and other in the consolidated statements of operations and comprehensive income (loss).

2018 Initiatives

During the fiscal year ended January 31, 2019, in connection with the acquisition of Mitel Mobile, the Company continued to implement certain initiatives to align operating costs and expenses given the synergies of the two companies and the focus on the Mavenir structure and its new technological products. The restructuring of operations included a reduction in the workforce of approximately 200 employees, of which 140 are from Israel as well as costs incurred in connection with the reduction in facilities.

2017 Initiatives

In connection with the acquisition of Mitel Mobile, the Company commenced certain initiatives in the fiscal year ended January 31, 2018, with a plan to restructure the operations of the Company by aligning operating costs and expenses in the connection with the acquisition of Mitel Mobile. The restructuring of operations for the fiscal year ended January 31, 2018 included a reduction in the workforce of approximately 260 employees. In addition, the Company evaluated its facilities in connection with the restructuring and incurred for the fiscal year ended January 31, 2018, $3,300 of expense related to the Israel facility and $1,800 in other facilities based on overlap of positions and cost savings initiatives.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Tech Mahindra Amendment

As part of its restructuring initiatives, the Company amended its Master Service Agreement (the “MSA”) with Tech Mahindra Limited (“Tech Mahindra”) with an economic effect as of January 1, 2017. Since 2015, Tech Mahindra has been engaged to perform certain research and development services for the Company on a global basis. Under the terms of the amendment, the parties agreed to (i) transfer certain resources from Tech Mahindra to the Company and (ii) change the delivery model from a managed capacity model to a pooled resource model. In consideration of such changes, the Company agreed to pay Tech Mahindra an aggregate Termination Fee of $26,500 in accordance with an agreed payment schedule that are not contingent upon further services. Thus, these fees were recorded during the year ended January 31, 2017, but have not yet paid as of January 31, 2019. Of the Termination Fee, $2,000 may be offset against fees for Company’s use of excess Tech Mahindra resources in India. In addition, the base fee, as per the original agreement, was reduced to $10,000 per year for the duration of the MSA, which is June 1, 2021, for a resource pool capacity of 150 full-time equivalents in India, meaning that this amount is contingent upon the further services of Tech Mahindra resources. The Company has the right to terminate the remainder of the MSA for convenience subject to the payment of certain termination fees, which vary based on the remaining term of the MSA and the payment schedule of the termination fee. The Company terminated the MSA for cause by notice dated May 9, 2018.

Restructuring Rollforward

The following table represents a rollforward of the restructuring and other activities noted above:

	Severance- Related	Facilities and other – Related	Total
January 31, 2017	$30,067	$1,448	$31,515

Expenses	21,074	7,513	28,587
Change in assumptions	(250)	535	285
Translation adjustments and other	69	159	228
Paid or utilized	(41,005)	(5,895)	(46,900)

January 31, 2018	$9,955	$3,760	$13,715

Expenses	28,275	971	29,246
Change in assumptions	(659)	324	(335)
Translation adjustments and other	40	(30)	10
Paid or utilized	(22,469)	(2,015)	(24,484)

January 31, 2019	$15,142	$3,010	$18,152

As of January 31, 2019, and 2018, amounts of $1,673 and $2,530 of facilities and other are presented as non-current liabilities in the consolidated balance sheets, respectively.

The remaining severance payments are expected to be paid by the fiscal year ending January 31, 2020. The remaining facilities-related costs accrued under the plans are expected to be paid by the fiscal year ending January 31, 2025.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

10.	DEBT

2018 Credit Agreement

On May 8, 2018, the Company refinanced its Financing Agreement as further described below. All outstanding principal, interest and fee amounts (including premiums) under the Senior Credit Facilities were repaid and the Financing Agreement governing such facilities was terminated. Simultaneously therewith, Mavenir Systems, Inc. (“MSI”), a 100% subsidiary held by the Company, entered into a Credit Agreement dated as of May 8, 2018 (the “2018 Credit Agreement”) by and among MSI, as borrower, the Company, as guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent.

The 2018 Credit Agreement provides for senior credit facilities in an aggregate principal amount of $610,000, comprised of (i) a five-year, $60,000 revolving credit facility (the “Revolving Credit Facility”, and the loans thereunder, the “RCF Loans”), which was undrawn at closing, and (ii) a seven-year, $550,000 term loan facility, which was fully drawn on May 8, 2018 (the “2018 Term Loans” and together with the Revolving Credit Facility, the “2018 Credit Facilities”). The Revolving Credit Facility provides for a $20,000 letter of credit sub-facility and a swingline sub-facility of $12,000.

The proceeds of the 2018 Term Loans were used, in part, to repay the outstanding obligations under the Senior Credit Facilities, to facilitate the repayment of the Mitel Note (as mentioned in Note 3, Acquisitions), to pay fees and expenses, and to provide cash to the balance sheet for general corporate use and working capital needs and for any other use (including acquisitions, dividends, debt repayments and shareholder litigation claim payments). In addition, the RCF Facility is available after May 8, 2018 for use by the Company and its subsidiaries for general corporate purposes and working capital needs and for any other use.

The 2018 Term Loans have a maturity of seven years. Commencing on July 31, 2018, the 2018 Term Loans will amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the 2018 Term Loans, with a balloon payment at maturity. Accordingly, the 2018 Term Loans require principal payments in equal installments of $1,375 at the end of each fiscal quarter with the final maturity date scheduled to be May 8, 2025 for the 2018 Term Loans and May 8, 2023 for the RCF Loans.

The obligations of MSI under the 2018 Credit Facilities are unconditionally guaranteed, jointly and severally, by the Company and certain of its U.S. subsidiaries. The 2018 Credit Facilities and the related guarantees are subject to pledge on a first-priority basis (subject to certain liens permitted under the 2018 Credit Agreement) by a lien on substantially all of the property and assets of MSI and the guarantors, including all of the capital stock held by such guarantors (subject to a 65% limitation on pledges of voting capital stock of certain foreign subsidiaries), subject to certain exceptions.

The 2018 Term Loans bear interest, at MSI’s option, at either LIBOR plus 6.00% or a reference rate plus 5.00%. The RCF Loans bear interest, at MSI’s option, at either LIBOR plus 5.75% or a reference rate plus 4.75%, subject to a downward adjustment based the Company’s leverage ratio. The 2018 Term Loans are subject to a prepayment premium in the amount of 2% thereof or 1% thereof, as applicable, in the event and only in the event that during the first two years following closing date, the 2018 Term Loans are amended or refinanced, in each case, with debt that has an all-in yield that is less than the all-in yield applicable to the 2018 Term Loans (subject to exceptions for repayments or amendments for a qualifying IPO, change or control and certain material acquisitions).

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Subject to certain conditions and exceptions (and to the extent applicable, the prepayment premium described above), MSI is permitted to make voluntary prepayments of the 2018 Term Loans and RCF Loans and to reduce the commitments under the Revolving Credit Facility at any time and from time to time. Additionally, MSI is required to make certain mandatory prepayments on specified non-ordinary course events such as an asset sale or a recovery event (as defined), not including an IPO event.

The 2018 Credit Agreement requires the Company not to exceed a 7.25:1.00 first lien leverage ratio, but only to the extent that more than 35% of the Revolving Credit Facility is outstanding on the last day of a fiscal quarter. Such financial covenant is only for the benefit of the lenders under the Revolving Credit Facility (who have the sole and exclusive right to amend or waive compliance with such financial covenant), and the 2018 Term Loans do not cross-default if such financial covenant is breached unless the lenders under the Revolving Credit Facility terminate the Revolving Credit Facility or accelerate the loans thereunder. The 2018 Credit Agreement contains customary equity cure rights, whereby additional equity may be contributed to MSI and treated as additional EBITDA (as defined in the 2018 Credit Agreement) for purposes of calculating compliance with the financial covenant. The 2018 Credit Agreement also contains customary events of default, representations and warranties, affirmative covenants and certain restrictive covenants, including, limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments with respect to equity, prepayments of certain debt and changes in line of business.

The Company paid $8,949 with respect to the extinguishment of the Financing Agreement and capitalized $22,037 issuance costs with respect to the 2018 Credit Agreement. Debt issuance costs attributable to the 2018 Credit Agreement are amortized as interest expense over the contractual term of the Credit Agreement using the effective interest rate.

Aggregate debt maturities for each of the succeeding fiscal years are as follows:

Fiscal Years Ending January 31,
2020	$5,500
2021	5,500
2022	5,500
2023	5,500
2024 and thereafter	523,875

Total	545,875
Less: debt issuance costs	(19,737)

Total	$526,138

The Credit Agreement’s effective interest rate for the fiscal year ended January 31, 2019 is 8.97%.

The fair value of the Credit Agreement approximates its carrying amount since it bears interest at rates close to prevailing market rates. Such fair value is categorized under level 3.

Financing Agreement—Senior Credit Facilities (through May 8, 2018)

On August 19, 2016, the Company entered into a financing agreement (the “Financing Agreement”) as the United States borrower (in such capacity, the “U.S. Borrower”); Mavenir

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Private Holdings, as the United Kingdom borrower (in such capacity, the “U.K. Borrower” and together with the U.S. Borrower, the “Borrowers”); Mavenir Private Holdings I Ltd., the sole shareholder of Mavenir Private Holdings; Mavenir Private Holdings III LLC (“Holdings III”), a wholly owned subsidiary of Mavenir Private Holdings, and certain of Mavenir Private Holdings’ subsidiaries, as guarantors; various lenders from time to time party thereto; and Cerberus Business Finance, LLC, as the administrative agent and collateral agent.

The Financing Agreement provided for senior credit facilities (the “Senior Credit Facilities”) in the aggregate amount of $367,000 , comprised of (i) a $136,800 United Kingdom term loan (the “U.K. Term Loan”), (ii) a $205,200 United States term loan (the “U.S. Term Loan” and together with the U.K. Term Loan, the “Term Loans”), (iii) a $10,000 United Kingdom revolving loan commitment (the “UK Revolving Loan Commitment”) and (iv) a $15,000 United States revolving loan commitment (the “U.S. Revolving Loan Commitment” and together with the U.K. Revolving Loan Commitment, the “Revolving Loan Commitments”; the aggregate outstanding borrowings under the Revolving Loan Commitments shall be referred to as the “Revolving Loans”). The Borrowers are required to pay an unused line fee of 0.50% per annum, payable on a quarterly basis in arrears, based on the excess of the Revolving Loan Commitments over the average balance of the Revolving Loans during the applicable quarter.

The Term Loans have a maturity of six years. Commencing on October 31, 2016, the Term Loans amortize in equal quarterly installments in an amount equal to 1% per annum of the original amount of the Term Loans, with a balloon payment at maturity. Accordingly, the U.K. Term Loan requires principal payments in equal installments of $342 and the U.S. Term Loan requires payments in equal installments of $513, in each case, at the end of each fiscal quarter. Unless declared due and payable pursuant to the terms of the Financing Agreement prior to such date, the final maturity date is August 19, 2022 for the Term Loans and August 19, 2021 for the Revolving Loans.

The obligations of the Borrowers under the Senior Credit Facilities are unconditionally guaranteed, jointly and severally, by certain of the UK Borrower’s subsidiaries. The Senior Credit Facilities and related guarantees are subject to a pledge on a first-priority basis (subject to certain liens permitted under the Financing Agreement) by a lien on substantially all of the property and assets of the Borrowers and the guarantors, including all of the capital stock held by such obligors (subject to a 65% limitation on pledges of voting capital stock of certain foreign subsidiaries), subject to certain exceptions.

Interest on all loans under the Senior Credit Facilities is payable either quarterly or at the expiration of any applicable LIBOR interest period, as applicable, upon prepayment and at maturity. Borrowings under the Financing Agreement accrue interest at a per annum rate equal to, at the Borrowers’ option, a reference rate plus 7.50% or a LIBOR rate plus 8.50%. The loans are also subject to a 1.0% interest rate floor.

Subject to certain exceptions, the Borrowers are required to make certain mandatory prepayments on borrowings under the Senior Credit Facilities as follows: (1) with 100% of the net cash proceeds the Company receives from the incurrence of debt obligations other than debt obligations otherwise permitted under the Financing Agreement, (2) with 100% of the net cash proceeds that the Company receives from specified non-ordinary course asset sales or as a result of casualty or condemnation events, in each case in excess of $1,000 per transaction and up to $10,000 in the aggregate in any fiscal year, subject to reinvestment provisions, (3) with 50% of the excess cash flow of the Company for each fiscal year after closing (limited in the fiscal year

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

following closing to the first day of the first month following closing), (4) with 100% of the net cash proceeds from the exercise of any “equity cure” with respect to the financial covenants contained in the Financing Agreement, (5) with 100% or 50%, as applicable, of certain “extraordinary receipts” outside the ordinary course of business and (6) with the amount necessary to reduce to zero (to the extent it is positive) the excess of the Revolving Loans over the Revolving Loan Commitments.

The Financing Agreement required the Company to maintain certain financial covenants. The Financing Agreement also contained customary “equity cure” rights, whereby additional equity may be contributed to the Company and treated as additional EBITDA (as defined in the Financing Agreement) or liquidity, as applicable, for purposes of calculating compliance with the financial covenants.

On February 28, 2017, in connection with the acquisition of Mitel Mobile, the Company entered into an amendment to the Financing Agreement, and increased the U.S. Term Loan by an additional $125,000. Other key changes include the increase of the per annum interest rate to, at the Borrowers’ option, a reference rate plus 9.50% or a LIBOR rate plus 10.50% (of which 1.00% is to be capitalized and added to the then outstanding principal amount- “PIK”) and the increase in the quarterly principal payments on the U.S. Term Loan to $826. In addition, the financial covenants were revised as part of the amendment and the Revolving Loan Commitments were terminated. The impact of the amendment to the Financing Agreement was accounted for as a debt modification and a new effective interest rate was established.

On August 4, 2017, the Company entered into an amendment to the Financing Agreement to reduce the Liquidity covenant to $10,000. Further, on December 4, 2017, the Company entered into an amendment to the Financing Agreement to permit the Company to implement an accounts receivable factoring program.

During the fiscal year ended January 31, 2018, the Company repaid principal amounts of $13,600 and $5,200 due to the sale of its secured communications business and the final settlement of the escrow amount in connection with the sale of the BSS business to Amdocs Ltd., respectively.

As of January 31, 2018, the aggregate amount of borrowings outstanding under the Financing Agreement was $446,200 consisting of (i) $129,000 of the U.K. Term Loan and (ii) $317,200 of the U.S. Term Loan.

The Financing Agreement was repaid in connection with the establishment of the 2018 Credit Agreement.

Mavenir Ltd. Line of Credit

As of January 31, 2019 and 2018, Mavenir Ltd., the Company’s wholly-owned Israeli subsidiary, had a $6,000 and $6,000, respectively, line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears a fix interest rate of 2.51% and is subject to renewal on an annual basis. Mavenir Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of January 31, 2019 and 2018, Mavenir Ltd. had utilized $5,743 and $6,000, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

Other than Mavenir Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks are classified as “Restricted cash and bank deposits” and “Long-term restricted cash” included within the consolidated balance sheets as of January 31, 2019 and 2018.

11.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company has no financial assets or liabilities that are carried at fair value on a recurring basis.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

The Company measures certain assets and liabilities at fair value on a nonrecurring basis. The Company measures non-financial assets, classified within Level 3 of the fair value hierarchy, including goodwill, intangible assets and property and equipment, at fair value when there is an indication of impairment. These assets are recorded at fair value only when an impairment expense is recognized. The Company has elected not to apply the fair value option for non-financial assets and non-financial liabilities. The Company also initially measured the Mitel Note at fair value as part of the acquisition of Mitel Mobile. See note 3 for further details. The Company also measures the Sierra Private Investments units whose value was determined to be immaterial.

The carrying amounts of cash equivalents, restricted cash, accounts receivable and accounts payable, Mitel Note, and long-term debt are reasonable estimates of their fair value.

12.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

	January 31
	2019	2018
Liability for severance pay	$3,332	$1,490
Tax contingencies	21,060	21,965
Long-term contingencies	80,426	83,408
Mitel Note	—	22,634
Other long-term liabilities	3,660	5,256

Total	$108,478	$134,753

Under Israeli law, the Company makes regular deposits with certain insurance companies for accounts controlled by each applicable employee in order to secure the employee’s rights upon termination. The Company is relieved from any severance pay liability with respect to deposits made on behalf of each employee. As such, the severance plan is only defined by the monthly contributions made by the Company, the liability accrued in respect of these employees and the amounts funded are not reflected in the Company’s balance sheets.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

13.	LONG-TERM INCENTIVE PLAN

During the years ended January 31, 2019 and 2018, the Company offered its key employees a long-term incentive plan (the “Plan”) with a right to participate in the equity value creation of the Company in the form of Incentive Rights (“IRs”). The number of IRs reserved for issuance under this Plan is 64,553,000.

Vested IRs are entitled to participate from a Liquidity Event in a portion of the net cash proceeds in excess of the strike price, which is initially set as the amount of invested capital by the holders of units in Sierra Private Investments, L.P. (the “Parent Members”), including Siris Capital Group, LLC, and is based on a certain return to the Parent Members. The Plan can be settled in shares, cash or a combination of the two. The value upon distribution is also impacted by the Parent Members’ return on investment.

70% of the IRs are subject to a time-based graded vesting of a period of 3 years and, subject to the participant’s continued employment through each vesting date, can only become payable, to the extent vested, upon a Liquidity Event, provided that such IRs will become fully vested upon a Sale Event if the participant remains employed through the Sale Event. 30% of the IRs shall become vested on the first anniversary of a Sale Event, subject to the participant’s continued employment through such date, provided that certain IRs become fully vested upon a termination of the participant’s employment by the Company without cause (as defined in the Plan) at any time during the one-year period following a Sale Event. A Liquidity Event refers to a distribution (other than a tax distribution) to the Parent Members, including a Sale Event. A Sale Event includes a change in control of the Company as well the sale of substantially all of the Company’s assets. If a Sale Event has not occurred prior to the seventh anniversary as of February 28, 2017, then the Plan and all IRs granted shall be terminated. Compensation cost will be recognized over the service period once the satisfaction of the performance condition is probable.

The unrecognized compensation cost is approximately $3,514 as of January 31, 2019. Since a Liquidity Event has not occurred as of January 31, 2019, there are no vested IRs. Further, as of January 31, 2019 a Liquidity Event is not probable and as such no compensation has been recorded during the years ended January 31, 2019 and 2018.

The fair value as of January 31, 2019 to arrive at the unrecognized compensation cost was based on an option pricing model taking to consideration the conditions noted above. The risk-free interest rates utilized was 2.33%, expected volatility of 50% and a dividend rate was 0%. The expected time for a Liquidity or Sale Event is 2 years.

The following table summarizes information about the IRs at January 31, 2019 and 2018 (IRs in thousands):

	Year Ended January 31,
	2019		2018
	IRs	Weighted Average Exercise Price (in millions)	IRs	Weighted Average Exercise Price (in millions)
Outstanding at beginning of year	52,434	$743.7	—	$—
Granted	5,300	946.5	53,729	743.7
Forfeited	(340)	743.7	(1,294)	743.7

Outstanding at end of year	57,394	$762.0	52,434	$743.7

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

14.	INCOME TAXES

Income before income taxes for the years was as follows:

	Fiscal year ended January 31,
	2019	2018
United States	$(56,280)	$(67,062)
Foreign	(18,571)	(22,716)
United Kingdom (Domestic)	(21,852)	(91,357)

The components of income tax expense for the years were as follows:

	Fiscal year ended January 31,
	2019	2018
Current
U.S. Federal	$628	$(1,772)
U.S. State	503	200
United Kingdom (Domestic)	1,846	825
Foreign	2,681	8,971
Deferred
U.S. Federal	(3,755)	(6,688)
U.S. State	(59)	(54)
United Kingdom (Domestic)	(271)	(8,022)
Foreign	(1,050)	(1,373)

A reconciliation of the statutory federal income tax rate and the effective tax rate for the years is set forth below:

	Fiscal year ended January 31,
	2019	2018
UK statutory rate	19.00%	19.00%
State income taxes, net of federal benefit	(1.55)	(0.08)
Valuation allowance	(17.67)	(14.66)
Foreign rate differential	3.97	2.13
US tax effects of foreign operations	(1.40)	—
Tax contingencies	(0.22)	(0.66)
Non-deductible expenses	(0.46)	(0.31)
Tax impact of restructuring	(0.04)	—
Non-deductible transaction costs	(0.05)	(1.15)

	Fiscal year ended January 31,
	2019	2018
Foreign exchange	0.09	(0.32)
US tax reform and law changes	—	1.82
Withholding tax, net of credits	(0.22)	(0.88)
Other	(1.99)	(0.52)
Effective income tax rate	(0.54)	4.37

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The (benefit)/ expense for income taxes consists of the following:

	Fiscal year ended January 31,
	2019	2018
Current income tax (benefit) expense	$5,658	$8,224
Deferred income tax (benefit) expense	(5,135)	(16,137)

Total income tax (benefit) expense	$523	$(7,913)

The total tax benefit at the UK statutory rate differs from the actual effective tax rate primarily due to changes to valuation allowances and the difference between the UK statutory rate and the rates in non-UK jurisdictions.

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	January 31,
	2019	2018
Deferred tax assets:
Deferred revenue and deferred costs, net	$11,414	$13,160
Loss carryforwards	290,201	285,707
Accrued compensation	2,169	3,968
Tax credits	49,922	48,594
Property and equipment, net	2,246	3,966
Other	27,234	20,461

Total deferred tax assets	$383,186	$375,856

Deferred tax liabilities:
Other intangibles	$(99,731)	$(112,250)
Total deferred tax liabilities	(99,731)	(112,250)
Valuation allowance	(307,050)	(291,700)

Net deferred income tax liability	(23,595)	(28,094)

Recognized as:
Noncurrent deferred income tax assets	16,343	19,682
Noncurrent deferred income tax liabilities	(39,938)	(47,776)

Total	$(23,595)	$(28,094)

Taxes have not been recorded on permanently reinvested earnings of certain subsidiaries aggregating $374,700 and $510,500 as of January 31, 2019 and 2018, as the Company has the ability and intent to indefinitely prevent the outside basis difference from reversing with a tax consequence. Determination of the amount of unrecognized deferred tax liability on unremitted earnings is not practicable because of the complexities of the hypothetical calculation.

The Company has net operating loss carryforwards (“NOLs”) for tax purposes and other deferred tax benefits that are available to offset future taxable income.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The Company’s gross NOLs for tax return purposes are as follows:

	January 31,
	2019	2018
U.S. Federal NOLs	$569,761	$548,549
U.S. State NOLs	368,832	371,924
Non-U.S. NOLs	914,669	905,512

The U.S. federal NOL carry forwards expire in various years ending from January 31, 2020 to January 31, 2038. The Tax Cuts and Jobs Act (“U.S. Tax Reform”) changed the landscape of corporate net operating losses for the Company’s tax year ending January 31, 2019. The federal NOL generated in the current period of $21,200 will have an indefinite carryforward period and only be allowed to offset 80% of taxable income in future periods. All NOLs generated before U.S. tax reform remain subject to the 20-year carryforward period. The U.S. state NOL carry forwards expire in various years ending from January 31, 2019 to January 31, 2038. At January 31, 2019, all but $29,400 of the non-U.S. NOLs have indefinite carry forward periods. The table above reflects gross NOLs for tax return basis which are different from financial statement NOLs, primarily due to the reduction of the financial statement NOLs under the FASB’s guidance on accounting for uncertainty in income taxes. The Company has U.S. federal, state and non-U.S. tax credit carryforwards of approximately $46,700 as of January 31, 2019. The utilization of these carryforwards is subject to limitations. The federal AMT credit of $2,900 has no expiration date and is now a refundable credit under the U.S. Tax Reform Act. The non-U.S. foreign tax credit carryforwards expire in various years ending from January 31, 2020 to 2029.

The table set forth below provides a tabular roll forward of the gross uncertain tax positions for the fiscal years ended January 31, 2019 and 2018 as follows:

Beginning balance February 1, 2017	$143,862
Increases due to acquisitions	5,768
Increases related to tax positions taken in prior years	928
Decreases due to changes in tax rates	(43,407)
Reductions resulting from lapse in statute of limitations	(12,112)
Increases (decreases) related to foreign currency exchange rate fluctuations	1,432

Ending balance January 31, 2018	96,471
Increases related to tax positions taken in prior years	809
Increases related to tax positions in current year	449
Reductions resulting from lapse in statute of limitations	(2,015)
Increases (decreases) related to foreign currency exchange rate fluctuations	(1,469)

Ending balance January 31, 2019	$94,245

Of the unrecognized tax benefits set out above, $11,500 and $13,000, for January 31, 2019 and 2018 respectively, represent the amounts that, if recognized, may impact the effective income tax rate in future periods.

As of January 31, 2019 and 2018, the Company had accrued $10,000 and $9,800, respectively for interest and penalties, on uncertain tax positions.

The Company estimates that it is reasonably possible that the balance of unrecognized tax benefits as of January 31, 2019 may decrease by approximately $1,300 in the next twelve months, as a result of the lapse of statutes of limitation and settlements with tax authorities.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

The significant tax jurisdictions in which the Company is currently under examination by tax authorities include US, Brazil, India, Indonesia and United Kingdom. The Company anticipates that it is reasonably possible that new tax matters could be raised by tax authorities that may require increases or decreases to the balance of unrecognized tax benefits; however, an estimate of such increases or decreases cannot be made.

The Company regularly assesses the adequacy of its provisions for income tax contingencies in accordance with the FASB’s guidance. As a result, the Company may adjust the liabilities for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitations.

The Company files income tax returns in the UK and non-UK tax jurisdictions. As of January 31, 2019, the Company has open tax years which can be subject to tax audit (and in some cases are under tax audit) in the following major jurisdictions:

Jurisdiction	Tax Years Ended
India	March 31, 2002 - March 31, 2008; March 31, 2012-March 31, 2018
Indonesia	December 31,2011 - December 31, 2018
United States	January 31, 1999 - January 31, 2019; January 31, 2013 closed
Israel	January 31, 2015 - January 31, 2019
United Kingdom	December 31, 2005 - January 31, 2019
France	January 31, 2008 - January 31, 2019
Brazil	December 31, 2014 - December 31, 2018
The Netherlands	December 31, 2013 - December 31, 2018
Various U.S. States	January 31, 1999 - January 31, 2019

The Company maintains valuation allowances in jurisdictions where it is more-likely-than-not that all or a portion of a deferred tax asset may not be realized. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, reversal of existing taxable temporary differences, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. Changes in valuation allowances are included in the Company’s tax provision in the period of change except for items related to additional paid-in capital. During the fiscal year ended January 31, 2018, the Company recorded an increase of $18,407 to its valuation allowance comprised of $15,174 in increases through opening balance sheet adjustments with an additional $3,233 in increases as a result of operations. During the fiscal year ended January 31, 2019, the Company recorded an increase of $15,350 primarily related to net operating losses as a result of operations. Of this total movement, $17,155 was charged to in the income statement, $4,105 release as a result of currency translation adjustments and $2,300 charged to other balance sheet accounts, such as retained earnings as a result of ASC 606 adoption.

The Company’s rollforward of the valuation allowance is as follows:

	Balance at Beginning of Fiscal Year	Additions (Charged) Credited to Expenses	Other	Balance at End of Fiscal Year
Valuation allowance on deferred tax assets:
Fiscal year ended January 31, 2018	$(273,293)	$(3,233)	$(15,174)	$(291,700)
Fiscal year ended January 31, 2019	(291,700)	(17,155)	1,805	(307,050)

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

As a result of the U.S. Tax Reform Act, the Company was required to revalue deferred tax assets and liabilities taking into account the reduced federal tax rate of 21%. This revaluation resulted in no impact on the income tax provision due to changes in offsetting valuation allowances. The Company did recognize approximately $2,900 of tax benefit associated with AMT credit carry forwards that are now refundable under the new tax law. This benefit and the corresponding asset has been recorded as a component of deferred taxes. In the prior year, the Company completed preliminary computations of the impact of the one-time transition Toll Charge on foreign earnings which concluded there was no tax impact. No material changes have been identified to these calculations during the fiscal year ended January 31, 2019.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

The following represents non-cash investing and financing activities and supplemental information to the consolidated statements of cash flows:

	Fiscal year ended January 31,
	2019	2018
Accrued but unpaid purchases of property and equipment	$478	$2,168
Inventory transfers to property and equipment	1,149	51
Non-cash consideration for purchase of Mitel	—	20,160
Contribution of Ranzure by Siris Capital Group, LLC	—	16,019
Cash paid for interest	62,200	44,932
Cash paid for income taxes net of refunds	3,203	5,848

16.	RELATED PARTY TRANSACTIONS

The Company, Sierra Private Investments L.P. and Siris Capital Group LLC (“Siris”), and certain Siris’ members of our Board of Directors have entered into management and professional agreements pursuant to which general advisory and management services are provided to the Company with respect to operational matters. Upon IPO or exit event, this agreement lapses. In addition, the Company entered into employment agreements with its Chief Executive Officer, who also serves as a director, and with its former Chief Financial Officer.

For the fiscal years ended January 31, 2019 and 2018 management, general advisory, consulting and compensation expenses to Siris, the Siris directors and the employee directors were $2,597 and $3,300, respectively, and are recorded in Selling, general and administrative expenses in the consolidated statement of operations and comprehensive income (loss).

For the fiscal year ended January 31, 2019 the Company entered into a purchase agreement with PGI, a portfolio company of Siris, for purchases in the amount of $164. As of January 31, 2019, the Company has an accounts payable balance to PGI of $29.

In addition, the Company entered into sales agreements with TNS and PGI, portfolio companies of Siris. For the fiscal year ended January 31, 2019, the Company recorded revenue of $441 and $750, respectively, and an accounts receivable balance of $26 for TNS as of January 31, 2019.

17.	LEASES

The Company leases office and warehouse space, as well as certain equipment and vehicles, under non-cancelable operating leases. Gross rent expense was $13,175 and $15,700 for the

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

fiscal years ended January 31, 2019 and 2018, respectively. Sublease income was $4,578 and $3,900 for the fiscal years ended January 31, 2019 and 2018, respectively.

The majority of the Company’s leases include options that allow it to renew or extend the lease term beyond the initial lease period, subject to terms and conditions agreed upon at the inception of the lease. Such terms and conditions include rental rates agreed upon at the inception of the lease that could represent below-or above-market rental rates later in the life of the lease, depending upon market conditions at the time of such renewal or extension.

The Company has entered into various sublease agreements to lease excess space. The minimum annual rent obligations (excluding taxes, maintenance and other pass-through), net of sublease income to be received under non-cancelable subleases are as follows for the fiscal years ending January 31:

	Minimum Lease Commitments	Non- cancellable Subleases	Minimum Net Rentals
2020	$11,882	$3,642	$8,240
2021	9,910	1,919	7,991
2022	8,357	1,582	6,775
2023	8,183	1,582	6,601
2024	8,004	1,582	6,422
2025 and thereafter	14,775	1,302	13,473

Total	$61,111	$11,609	$49,502

18.	COMMITMENTS AND CONTINGENCIES

Indemnification Obligations

In the normal course of business, the Company provides indemnification to various customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company evaluates its indemnification obligations for potential losses and in its evaluation considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Generally, the Company has not encountered significant expenses as a result of such indemnification provisions. The Company has agreements in which it agreed to indemnify to the extent permitted under applicable law, Siris Capital and its affiliates for certain liabilities and the Company’s directors and officers for certain events or occurrences while the director or officer is, or was, serving at the Company’s request in such capacity. The indemnification period covers all pertinent events and occurrences during the Company’s director’s or officer’s lifetime.

The maximum potential amount of future payments that the Company could be required to make under these indemnification agreements is unlimited; however, the Company has certain director and officer insurance coverage that limits the Company’s exposure and enables the Company to recover a portion of any future amounts paid. The Company is not able to estimate the fair value of these indemnification agreements in excess of applicable insurance coverage, if any.

Share Distribution Indemnification Obligations

On October 31, 2012, Comverse Technology, Inc. (“CTI”) (the former parent of Mavenir, Inc.) completed the spin-off of the Company as an independent, publicly traded company,

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

accomplished by means of a pro rata distribution of 100% of the Company’s outstanding common shares to CTI’s shareholders (such transaction referred to as the “Share Distribution”).

On February 4, 2013, CTI completed a merger transaction with Verint Systems, Ltd. (“Verint”), its then majority-owned publicly-traded subsidiary, pursuant to which CTI merged with and into a subsidiary of Verint to become a wholly-owned subsidiary of Verint (the “Verint Merger”). Under the Share Distribution Agreements Mavenir, Inc. entered into in connection with the Share Distribution, Mavenir, Inc. agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the Share Distribution. As part of the Share Distribution, Mavenir, Inc. and CTI entered into a tax disaffiliation agreement that governs their respective rights, responsibilities and obligations after the Share Distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns.

As a result of the Verint Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the actions discussed below. Under the terms of the Distribution Agreement between CTI and Mavenir, Inc. relating to the Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Mavenir, Inc. for any losses it suffers in its capacity as successor-in-interest to CTI in connection with these actions. The Company estimates the potential indemnification liability to be $3,200 as of January 31, 2019.

Israeli Option Holder Class Action

CTI and certain of its former subsidiaries, including the Company’s Israeli subsidiary (formerly known as Comverse Ltd.), were named as defendants in four potential class action litigations in the State of Israel involving claims to recover damages incurred as a result of purported negligence or breach of contract due to previously settled allegations regarding illegal backdating of CTI options that allegedly prevented certain current or former employees from exercising certain stock options.

On August 28, 2016, the District Court issued its decision on the Motion to Certify. The Motion to Certify was approved against CTI with respect to CTI’s option plans and denied against Verint’s option plan, Comverse Ltd. and Verint Systems Ltd. This matter covers current and former employees of Comverse Ltd. and Verint Systems Ltd. who received CTI options.

On December 15, 2016, CTI filed Leave for Appeal to the Supreme Court of the State of Israel (the “Supreme Court”). The plaintiffs did not seek a Leave for Appeal.

In August 2017, the Supreme Court ruled on the Company’s Leave for Appeal that the District Court should re-examine the question whether a cause of action exists under New York law. The case was accordingly remanded to the District Court. The parties continue to litigate these proceedings. The Company is vigorously defending this action.

Guarantees

The Company provides certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank deposits. The Company is only liable for the amounts of those guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of January 31,

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

2019 and 2018, the Company believes that it was in material compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Company’s consolidated results of operations, financial position or cash flows. The Company also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $10,600 and $11,600 as of January 31, 2019 and 2018, respectively, are generally scheduled to be released upon the Company’s performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through the fiscal year ending January 31, 2023.

Legal Proceedings

Appraisal Case

On August 29, 2016, Obsidian Management LLC (“Obsidian”), a former stockholder of Xura, Inc., filed a petition in the Delaware Court of Chancery pursuant to Section 262 of the Delaware General Corporate Law seeking statutory appraisal rights of its common stock holdings in Xura, which stock was extinguished following the acquisition of Xura by the Company on August 19, 2016 for a per-share price of $25.00 (the “Merger”). There are a total of 2,172,438 shares demanding appraisal in this case. The Company is vigorously defending its rights and believes, based upon various valuation techniques that as of the time of the Merger the consideration of $25.00 per share was greater than the fair value for Xura, Inc.

Fiduciary Claims

On March 30, 2018, Obsidian filed a complaint in the Delaware Court of Chancery asserting that the Company’s former CEO, breached his fiduciary duties to Mavenir, Inc. (then Xura, Inc.) in connection with the sale process leading to the August 19, 2016 Merger with an affiliate of Siris Capital Group, LLC, and that certain individuals (the “Siris Defendants”) with Siris “aided and abetted” the former CEO’s breaches of fiduciary duty. The defendants moved to dismiss the claim and on December 10, 2018, the court denied Mr. Tartavull’s motion and granted Siris’ motion (dismissing the Siris Defendants from the case). On December 20, 2018, Istvan Szoke, filed a class action complaint in the Delaware Court of Chancery, advancing the same claims as Obsidian in Obsidian’s fiduciary action and adding allegations seeking to bring the Siris Defendants back into the case. Tartavull and the Siris Defendants have moved to dismiss Szoke’s claims. The Company believes there is no merit to the claims in the complaints and intends to defend its rights vigorously.

Consolidation of the Claims

On April 18, 2018, the Court consolidated the appraisal case and Obsidian’s fiduciary duty action. On February 28, 2019, the Court further ordered that the Szoke fiduciary action be consolidated with the appraisal action and the Obsidian fiduciary action.

Securities Class Action

On August 10, 2018, Wayne County Employees’ Retirement System (“Wayne County”) filed a class action complaint against Mavenir, Inc., and individuals who served as officers and directors

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

of the Company prior to the August 19, 2016 closing of the Merger transaction between Mavenir, Inc. (then-Xura, Inc.) and Siris. Wayne County has asserted breaches of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9 claiming that the final proxy statement regarding the transaction contained certain material omissions. The Company believes that the claim is without merit and intends to defend its rights vigorously.

Tech Mahindra

By letter dated May 9, 2018, the Company terminated for cause the Master Service Agreement (the “MSA”) between the Company and Tech Mahindra. On August 31, 2018, Tech Mahindra filed a demand for arbitration seeking payment of outstanding invoices, termination fee allegedly owed under the MSA and damages for certain other claims. The parties are currently conducting the arbitration proceedings. The Company intends to defend its rights vigorously.

Other Litigation

From time to time, the Company and its subsidiaries are subject to claims in legal proceedings arising in the normal course of business. The Company does not believe that it or its subsidiaries are currently party to any pending legal action not described herein or disclosed in the consolidated financial statements that could reasonably be expected to have a material adverse effect on its cash flows, financial condition or results of operations.

With respect to the Company’s legal matters based on its current knowledge of current matters, the Company believes that the aggregate range of reasonable possible loss in excess of any accrued liabilities is $46,500, which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations. However, the outcome of such matters is inherently unpredictable and subject to significant uncertainties.

Brazil Tax Contingencies

The Company’s operations in Brazil are involved in various litigation matters and have received or been the subject of numerous governmental assessments related to indirect and other taxes. The tax matters, which comprise a significant portion of the contingencies, principally relate to claims for taxes on the transfers of inventory, municipal service taxes on rentals and gross revenue taxes. The Company is disputing these tax matters and intends to vigorously defend its positions. As of January 31, 2019 and 2018, the total amounts related to the reserved portion of the tax contingencies was $11,400 and $13,500, respectively, and the unreserved portion of the tax contingencies totaled approximately to $44,900 and $48,500, respectively. With respect to the unreserved balance, these have been assessed by management as being either remote or possible as to the likelihood of ultimately resulting in a loss to the Company. Local laws and regulations often require that the Company make deposits or post other security in connection with such proceedings. As of January 31, 2019 and 2018, the Company had $5,600 and $5,700 of deposits, respectively, included in long-term restricted cash, with the government in Brazil for claims that the Company is disputing which provides security with respect to these matters. Generally, any deposits would be refundable to the extent the matters are resolved in the Company’s favor. Management routinely assesses these matters as to probability of ultimately incurring a liability against the Company’s Brazilian operations and the Company records its best estimate of the ultimate loss in situations where management assesses the likelihood of an ultimate loss as probable.

MAVENIR PRIVATE HOLDINGS II LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USD in thousands

19.	ENTITY WIDE DISCLOSURES

a.	Total percentage of revenues based on the country that the product was shipped / service provided to were as follows:

	Fiscal year ended January 31,
	2019	2018
United States	61.9%	63.1%
United Kingdom	2.6%	2.4%
Others	35.5%	34.5%

b.	Major Customers—Revenues from major customers that amount to 10% or more of total revenues:

	Fiscal year ended January 31,
	2019	2018
Customer A	36.1%	46.2%
Customer B	12.3%	6.3%

c.	The Company’s property and equipment are primarily located in the following countries:

	Fiscal year ended January 31,
	2019	2018
United States	$19,570	$16,979
Israel	15,094	19,979
India	5,046	2,474
United Kingdom	294	496

            Shares

Mavenir plc

Class A Ordinary Shares

Prospectus

Book-Running Managers

Goldman Sachs & Co. LLC

J.P. Morgan

BofA Securities

Barclays

Guggenheim Securities

Macquarie Capital

Through and including                (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Under our Articles of Association and/or, in the case of our officers, the relevant employment arrangements, and subject to the provisions of the Companies Act 2006, each of our directors and officers is entitled to be indemnified by us against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer in or about the conduct of our business or affairs or in the execution or discharge of his or her duties, powers, authorities or discretions in relation to those duties. The Companies Act 2006 renders void an indemnity for a director or officer against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, other than to the extent described in “Description of Share Capital—Differences in Corporate Law—Liability of Directors and Officers” in the prospectus.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Financial Statements and Exhibits.

(A) Financial Statements. See Index to Financial Statements.

(B) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1*	Form of Plan of Reorganization

3.1*	Articles of Association of Mavenir Private Holdings II Ltd.

3.2*	Articles of Association of Mavenir plc (to be effective upon completion of the registrant’s reorganization from a private company incorporated under the laws of England and Wales to a public limited company under the laws of England and Wales)

4.1*	Registration Rights Agreement, dated as of , 2019, between Mavenir plc and Mavenir Private Holdings I Ltd.

4.2*	Specimen of the Class A ordinary share Certificate

5.1*	Opinion of Sidley Austin LLP regarding the validity of the Class A ordinary shares

8.1*	Opinion of Sidley Austin LLP regarding certain tax matters

10.1*†	Employment Agreement, dated as of , between and

10.2*†	Employment Agreement, dated as of , between and

10.3*	Credit Agreement, dated as of May 8, 2018, among Mavenir Systems, Inc., as borrower, Mavenir Private Holdings II Ltd., as a guarantor, the lenders from time to time party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent

10.5*†	Form of Indemnification Agreement between the registrant and its directors and certain officers

10.6*†	2019 Omnibus Incentive Award Plan, effective upon completion of this offering

10.7*†	Mavenir plc Annual Incentive Award Plan

21.1*	Subsidiaries of the registrant

23.1*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 hereto)

23.2*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 8.1 hereto)

23.3*	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Registered Public Accounting Firm

24.1*	Powers of Attorney

*	To be filed by amendment.
†	Indicates a management contract or compensatory plan.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Richardson, State of Texas, on                 , 2019.

MAVENIR PRIVATE HOLDINGS II LTD.

BY:
NAME:	Terrence Hungle
TITLE:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Pardeep Kohli	President and Chief Executive Officer, Director (principal executive officer)	, 2019

Terrence Hungle	Executive Vice President and Chief Financial Officer (principal financial officer)	, 2019

Hulbert de Pesquidoux	Chairman of the Board	, 2019

Frank Baker	Director	, 2019

Peter Berger	Director	, 2019

Jeffrey Hendren	Director	, 2019

Theodore Schell	Director	, 2019

Michael Hulslander	Director	, 2019

Ronald J. de Lange	Director	, 2019

*By:
Terrence Hungle
Attorney-in-Fact

II-4